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02055253

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnnie Holdings

*CURRENT ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5728 FISCAL YEAR 3/31/02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 10/8/02

johnnic
holdings

Annual Report 2002



Group Profile

Johnnic Holdings Limited ("Johnnic") is a holding company with core interests in telecommunications, media and entertainment; and non-core interests in an exhibition business and a casino. The operations of the Group are located primarily in South Africa but also span most countries in Africa as well as part of Europe and Australia.

Telecommunications

The Group's telecommunications businesses are conducted through the subsidiary, M-Cell Limited ("M-Cell"), which operates digital cellular network services, commercial satellite signal distribution, as well as Internet access and managed Internet Protocol ("IP") networking solutions throughout Africa.



Media

The Group's media businesses are conducted through the subsidiary, Johnnic Communications Limited ("Johncom") as well as its associate CTP Holdings Limited ("CTP"). The major businesses comprise newspaper publishing, which includes the largest circulating Sunday newspaper in South Africa, the Sunday Times, Magazine Publishing and Book and Map Publishing.



Entertainment

The Group's entertainment businesses are conducted through Johncom and its associates Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport"). The major businesses comprise Music, Filmed Entertainment, Entertainment Services and Book Retailing.



Digital Media

The digital media businesses are conducted through Johnnic e-Ventures Limited ("JeV") which houses the Group's electronic media operations.



Non-core interests

The Group's non-core interests include an investment in the Suncoast Casino and Entertainment World, operated through a joint venture with Tsogo Sun Holdings (Proprietary) Limited ("Tsogo Sun"), and an exhibition business operated through Gallagher Estate Holdings Limited ("Gallagher Estate").



Vision

To be the leading focused telecommunications, media and entertainment group in Africa, while maximising shareholder value and furthering black empowerment.

Core strategies

- To expand the Group's markets throughout Africa.
- To generate value from the convergence in technologies.
- To foster growth in black economic empowerment.
- To divest of all non-core interests.
- To unlock shareholder value through simplifying the Group's controlling structures.

Telecommunications

- MTN South Africa
- MTN International
- Strategic Investments

Media

- Newspaper and Magazine Publishing
- Book and Map Publishing

Entertainment

- Music
- Filmed Entertainment
- Entertainment Services
- Book Retailing

Digital Media

- Business to Business
- Learning

Contents

johnnic holdings



Revenue ↑ 42% to R15 666,6 million

Ebitda ↑ 31% to R3 976,7 million



(Rm)
16000
14000
12000
10000
8000
6000
4000
2000
0
1998 1999 2000 2001 2002



(Rm)
4000
3500
3000
2500
2000
1500
1000
500
0
1998 1999 2000 2001 2002

Major achievements

- Transformation of Johnnic into a focused telecommunications, media and entertainment group completed in this financial year.
- Separate listing of the Group's media and entertainment interests following the unbundling of M-Cell shares out of Johncom.
- Disposal of the rump of the non-core assets.
- Substantial reduction in holding company debt.
- Concluded a voting pool agreement with Transnet Limited.

Group Structure

as at 31 March 2002



johnnic holdings
62,5%*
johnnic communications
MEDIA
*
44,2%Δ
johnnic publishing limited
CTP / Caxton Printers
*
50%†
*
70%*
50%†
*
Sunday Times
BDFM The Business Media Company
THE HERALD
Daily Dispatch
Sunday World
johnnic publishing limited magazine division
Newspaper and Magazine Publishing
*
*
*
*
*
*
51%*
New Holland
Struik
Struik Christian Books
Afrika
MapStudio
Lovell Johns
mapit
Book and Map Publishing
ENTERTAINMENT
*
26,1%Δ
johnnic entertainment
mnet
SuperSport
*
*
*
70%*
*
71,5%*
*
*
Gallo Music Group
Downtown Studios
NU METRO
Route 66 Productions (Pty) Limited
EXCLUSIVE BOOKS
Hammicks Bookshops
Music Division
Filmed Entertainment
Entertainment Services
Book Retailing
DIGITAL MEDIA
*
johnnic e ventures
56,4%*
27,5%Δ
51%*
85%*
50%*
54,4%*
32,7%†
20%Δ
eDegree
Career Junction
LeadTrain
comPress
HealthInSite
I-Net Bridge
50%Δ
TradeWorld
Learning
Business to Business
27,5%Δ
9%*
49,1%†


NON-CORE ASSETS
Gallagher Estate Holdings Limited
Johnnic Properties
2,69%
MIH Limited
32%
SUNCOAST
36,5%*
TELECOMMUNICATIONS
1,6%*
M-CELL LIMITED
MTN HOLDINGS
36%Δ
LEAF
MTN (Pty) Ltd
M-TEL
30%Δ
eBucks.com
41%Δ
Talk CELLULAR
MTN South Africa
10%Δ
MTN INTERNATIONAL
30%†
MTN SWAZILAND
MTN INTERNATIONAL (Mauritius)
77,5%*
52%†
31%†
MTN NIGERIA
MTN UGANDA
MTN RWANDACELL
MTN CAMEROON
MTN International
60%†
Orbicom
MTN NETWORK SOLUTIONS
airborn wired & wireless
Strategic Investments
40%†
* Subsidiary
Δ Associate
† Joint venture
Note:
Except where indicated interest is 100%

Directorate




10
8
6
4
2
1
3
5
7
9
11

1

Cyril M Ramaphosa (49)
BProc
Chairman

Non-executive director since 19 November 1996.

He was involved in the political transformation process in South Africa as head of the negotiating team of the ANC. His previous positions include Chairman of the Constitutional Assembly, Member of Parliament, Secretary General of the ANC and General Secretary of the National Union of Mineworkers. He is the Executive Chairman of Rebserve Limited, Non-executive Chairman of M-Cell and Vice-Chairman of the Commonwealth Business Council. Other major directorships include South African Breweries plc, FirstRand Limited and Macsteel Holdings (Pty) Limited.

2

Jacob RD Modise (35)
BComm, BAcc, CA(SA), MBA
Chief Operating Officer

Director since 28 May 1998.

He was Group Finance Director of Johnnic for the past four years. Prior to joining Johnnic he occupied senior finance positions at Eskom Limited, Teljoy Holdings Limited and Johannesburg Consolidated Investment Company, Limited. He served his articles with Deloitte, Haskins and Sells. Other major directorships include Johncom, M-Net, SuperSport, Eskom Limited, the Land and Agricultural Development Bank, the South African Institute of Chartered Accountants and the Wits Business School Advisory Board.

3

Irene Charnley (41)
MAP, CPIR
Executive director – M-Cell Limited

Director since 19 November 1990.

Previously Executive Director – Telecommunications at Johnnic, she is currently Group Commercial Director of M-Cell. She was awarded Business Woman of the year in 2000 and nominated as one of the top 50 business women outside of the USA by Fortune Magazine. Irene was also influential in obtaining one of three cellular licences in Nigeria. Other major directorships include: M-Net, Chairperson of Orbicom, Chairperson of MTN Network Solutions, Mobile Telephone Networks Holdings, Airborn, MTN Nigeria Communications Limited and Member of the King Committee on Corporate Governance.

4

Mashudo E Ramano (48)
BCompt

Non-executive director since 1 October 2001.

He is a Member of the National Empowerment Consortium, Executive Chairman of African Harvest Limited and Non-executive Chairman of Johncom. Other major directorships include Transnet Limited, Airports Company South Africa and Coronation Holdings Limited.

5

Patrick E Burton (49)
BComm(Hons), CFA

Independent non-executive director since 20 September 2000.

He worked for Moores Rowland, Chartered Accountants for 8 years, during which time he completed articles of clerkship. In 1981 he emigrated to Canada and worked for Laventhol and Horwath, Chartered Accountants from 1981 to 1984. In 1984 he returned to South Africa and has since been the Financial Director at Snoek Wholesalers (Proprietary) Limited.

6

Paul Edwards (48)
BSc, MBA
Executive director – M-Cell Limited

Appointed an executive director from 4 August 1999 until 25 June 2002.

He was Chief Executive Officer of Johnnic from 1999 to 2001and was appointed Chief Executive Officer of M-Cell from 2001 to June 2002. Previous positions include Chairman and Chief Executive Officer of Dun and Bradstreet South Africa, Executive Vice-President of Star TV, based in Hong Kong, and Chief Operating Officer of MEASAT Broadcast Network in Malaysia.

7

William S Moutloatse (33)
BComm

Non-executive director since 22 March 2002.

He worked for First National Bank in Cape Town from 1993 to 1994 and in 1995 he joined First National Trust in Johannesburg as a Portfolio Advisor. He joined Standard Corporate and Merchant Bank in 1996 and was a Portfolio Manager from 1998 to 2000. He joined Transnet Pension fund as a Senior Manager responsible for Equities and Bonds in 2000. Other major directorships include African Merchant Bank Private Equity Partners.

8

Tommy RA Oliphant (56)
MAP

Non-executive director since 21 September 1999.

He was in the employ of the Metal and Electrical Workers Union of South Africa from 1970 to 1994 and rose through the ranks to the position of General Secretary. Thereafter he joined Fedsure Life in 1995, which was taken over by Investec in 2001, as National Sales Manager Negotiated Benefits. He left in April 2002 to become an Executive Director at Aventura Resorts after being appointed Chairman of Aventura by Minister Jeff Radebe in January 2002. Other major directorships include Deputy Chairman of African Legend Investment Limited.

9

Phuthuma F Nhleko (41)
BSc (Civil Eng), MBA

Non-executive director since 25 November 1997.

Previously Executive Chairman of Worldwide African Investment Holdings, he was appointed to the position of Chief Executive Officer of M-Cell on 1 July 2002. Other major directorships include Nedcor Investment Bank Holdings and Old Mutual Life Holdings (South Africa).

10

Paul M Jenkins (42)
BComm, LLB
Executive director – Johnnic Entertainment Limited

Director since 1 September 1999.

He was a partner at Webber Wentzel Bowens for 14 years prior to joining Johnnic in September 1999. He is currently the Chief Executive Officer of Johnnic Entertainment. Other major directorships include Johncom, M-Net, SuperSport, Johnnic Publishing, JeV and CTP.

11

Colin B Brayshaw (66)
CA(SA), FCA

Independent non-executive director since 31 October 1996.

Retired Managing Partner and Chairman of Deloitte & Touche. Chairman of Coronation Holdings and non-executive director of various companies including AECI, AngloGold, Anglo American Platinum and Datatec.

Alternate Directors

Zithulele NA Cindi (51)
Alternate to MC Ramaphosa
Appointed on 8 March 1999

Russell K Jackson (57)
Alternate to PM Jenkins
Appointed on 21 September 1999

Crosby M Moni (47)
Alternate to I Charnley
Appointed on 19 November 1996

Ian P Smith (37)
Alternate to SW Moutloatse
Appointed on 29 June 1999

Thuli H Zuma (37)
Alternate to PF Nhleko
Appointed on 7 May 1999



CYRIL RAMAPHOSA
NON-EXECUTIVE CHAIRMAN
25 September 2002

Dear Shareowner, I am pleased to report that the four-year process to transform Johnnic into a focused telecommunications, media and entertainment group was completed in this financial year.

This was achieved following the unbundling of R9,3 billion worth of M-Cell shares out of Johncom in July 2001, and the disposal of the bulk of the Group's remaining non-core assets.

Johnnic is now substantially a pure holding company comprising interests in telecommunications – represented by a direct 36,5% stake in M-Cell and an indirect 1% stake through Johncom; media and entertainment – represented by a 62,5% shareholding in Johncom; an exhibition business – represented by a 100% holding in Gallagher Estate; and a casino development in Durban operated through a joint venture in Tsogo Sun KwaZulu-Natal (Pty) Limited ("Tsogo Sun").

The media and entertainment interests are separately listed through Johncom and the free float in M-Cell, which now stands at over 44%, was significantly improved as a result of the Johncom unbundling. This is in line with our strategy to unlock value for shareholders through simplifying the Group structure.

The non-core disposal programme realised over R670,4 million since the beginning of the financial year – R329,8 million during the financial year and a further R340,6 million subsequent to year end – from the sale of the rump of the Group's property holdings for R202,0 million, the Group's remaining interest in South African Breweries plc ("SAB plc") for R97,7 million, the Group's remaining shareholding in MIH Limited ("MIH") for R109,2 million, the Group's investment in Sedgebrooke Investments (Pty) Limited – the special purpose vehicles created three years ago to fund black empowerment groups that bought shares into M-Cell, for R220,6 million, as well as the receipt of a further liquidation dividend from The Premier Group Limited ("Premier") amounting to R22,9 million.

The proceeds from these disposals enabled the Group to reduce the holding company debt from over R700,0 million at the half-year to under R150,0 million in June 2002.

Johnnic now boasts a more streamlined and stronger balance sheet upon which further restructuring may be undertaken.

Operating results

The Group once again produced excellent financial results with revenues growing 42% to R15 666,6 million and earnings before interest, taxation, depreciation and amortisation ("Ebitda") increasing 31% to R3 976,7 million.

Headline earnings, however, declined to R512,9 million as a result of once-off foreign exchange gains of R103,8 million earned last year on the cash proceeds from the MIH disposal, as well as interest income in excess of R100,0 million earned on R3,0 billion cash holdings of Johnnic prior to the Company subscribing for shares in the Johncom rights offer.

The reduction in attributable earnings to R274,0 million from R1 082,9 million last year reflect the end of the transition for the Group and the start-up costs associated with new growth businesses. The high exceptional profits that were earned as non-core assets being disposed of have tapered down, as fewer assets are available for disposal. Exceptional profits declined from R470,5 million last year to a net loss of R86,8 million made up of R63,0 million profit on the sale of SAB plc reduced by a devaluation charge of R80,4 million for Gallagher Estate and an impairment charge of R74,3 million for investments in the Magic Company, the Learning Channel and MIH. The 64% increase in the goodwill amortisation charge to R525,7 million from R321,3 million last

Operating results (continued)

year, as well as the 86% increase in finance costs to R580,1 million from R311,5 million last year, mainly as a result of funding for Nigeria, also contributed to the reduction in the total attributable earnings.

Despite the global downturn in the telecommunications, media and entertainment sectors, the Group's strategy to expand offshore and particularly into Africa continued to bear fruit with revenues from offshore operations growing 261% to R3 118,5 million from R865,1 million last year. Much of the growth occurred in the telecommunications sector where the Nigerian operation has turned out to be a roaring success.

The Group still faces challenges to resolve the funding of its offshore businesses. The constraints the Group currently faces in this regard are the current South African Reserve Bank foreign exchange regulations and the depressed capital markets for the telecommunications sector. The decline in the rand has exacerbated the situation, especially because our subsidiary, MTN, was not able to hedge its currency exposure as a result of current foreign exchange regulations. We remain confident, however, that solutions will be developed to address the matter.

The disposal of Transnet Limited's ("Transnet") stake in M-Cell was a matter that occupied the government during the year. This stake was monetised through a sale to ICE Finance BV ("ICE"). Johnnic retained all its rights, including its pre-emptive rights, against the shares.

In addition, the Company concluded a voting pool agreement with Transnet in terms of which Johnnic retains control over M-Cell and pools its shares with those of ICE in material matters relating to the affairs of M-Cell. As a result of this voting pool, Johnnic continues to consolidate the results of M-Cell.

Strategy

The benefits of the strategy embarked upon by the Group over the last four years have been overshadowed by the current global decline in equity market sentiments against the telecommunications and media sectors. However, most of the components of the strategy, which included a focus on telecommunications, media and entertainment sectors; the disposal of non-core assets; the unlocking of value through the simplification of the Group structure; the generation of value through the convergence in technologies in the chosen sectors; a focused growth throughout Africa and enhancement of black economic empowerment, have been achieved.

We remain confident that Johnnic has established a solid platform for sustained growth in shareholder value in the future.

Sustainable development

The industry sectors within which Johnnic operates, and in particular, the telecommunications and media sectors, are important catalysts for sustainable economic development, both in South Africa and throughout the African continent. Telecommunications provide the essential infrastructure backbone for economic growth and the technologies used by the Group, both wireless and satellite, can enable Africa and its communities to bridge the digital divide and leapfrog many stages in the modernisation of its economies and the betterment of its people.

The focus on education by our media businesses and as part of our corporate social investment reflects Johnnic's commitment to addressing some of the negative effects of lack of skills in our economy and the ravages of poverty on our society. It reflects our awareness of the serious threat that the skills shortage and poverty poses to the socio-economic growth of Africa's developing countries, resulting in instability, conflict, disease and environmental degradation. Media also plays a role in the dissemination of information in societies.

The activities of the companies within the Group, therefore, uplift and enhance the lives of our people by providing access to telecommunications; entertainment through moving pictures and music; and knowledge through the publication and distribution of books and magazines.

The Group strives for good corporate citizenship by supporting initiatives that provide sustainable benefits to the communities in which its businesses operate. Safety, health and the environment as well as an unwavering commitment to black economic empowerment and community involvement, have been tenets upon which the Group companies have developed. Our subsidiary, MTN, was the first African network operator to be awarded the prestigious ISO 14001 certification for its environmental management in South Africa as well as ISO 9001 for its quality management.

At the same time, Johnnic strives to ensure that the impact of its media interests on society is positive and edifying.

As highlighted by the theme of the 2002 World Summit on Sustainable Development; namely People, Planet, Prosperity; education and socio-economic maturity play a key role in balancing the delicate inter-relationships between the economy, social structure and the environment. It is our sincere ambition to contribute to this process by committing resources to projects that will uplift people on a sustainable basis; projects that equip them.

Johnnic recognises the impact its businesses have on development. It is because of this that the Group supports the New Partnership For African Development ("NEPAD") adopted by the African Union, whose aims are in line with the business strategy followed by the Group in expanding throughout Africa.

Corporate social investment

Johnnic has underlined its commitment to building sustainable communities by investing in excess of R30,0 million in corporate social investment initiatives throughout the Group. These amounts exclude expenditures on marketing sponsorships by Group companies, many of which have a strong social development component and special initiatives such as MTN's R6,0 million sponsorship of the World Summit on Sustainable Development.

Emphasis is placed on long term support of deserving projects in education, with corporate funding complemented by employees giving of their time and skills. Initiatives supported to date include those that address the quality of education offered at school and tertiary levels in disadvantaged areas; and those that promote interest in science and technology.

Corporate governance

Every business within the Johnnic Group is firmly committed to applying the recommended precepts of the King Code of Corporate Governance. We have adopted the code as our benchmark against which our corporate practices are measured and monitored, with a view to continual improvement and becoming recognised as a leader in this respect.

Integral to this process is the proactive management of risk with a view to generating sustainable returns for shareholders while enhancing the interests of our stakeholders. To this end, Johnnic commits substantial management and other resources to the ongoing development and improvement of the Group's risk and control procedures.

People

Johnnic is founded on the belief that the importance of every person employed within the Group, irrespective of level, cannot be over-emphasised. The Group therefore commits significant resources to the development of its people, both from a technical skill and a personal growth perspective.

In the same way, our human resource policies are directed by a broad framework of corporate values and are driven by the need to ensure effective utilisation and investment in our people. The transformation process has yielded a management team of exceptional calibre, a team that has already proved its ability to lead the Group into the future. As with all our people, the members of our management team and their successors receive development support including opportunities to improve their knowledge and skills.

As demonstrated by our Group companies, Johnnic takes pride in a culture of tolerance for differences in values and opinions among our people. We consciously strive to leverage this diversity within a non-racial environment, rewarding and promoting people entirely on merit.

Management matters

In a quest to strengthen the management of the restructured Group, several key appointments were made during the year and subsequent to year end. They include Jacob Modise as Chief Operating Officer of Johnnic; Irene Charnley as Group Commercial Director at M-Cell; Mashudu Ramano as Chairman of Johncom; Phuthuma Nhleko as Chief Executive Officer of M-Cell and my own appointment as Chairman of M-Cell.

Paul Edwards, who had moved to M-Cell as Chief Executive Officer, left the Group at the end of June 2002.

Prospects

Johnnic is expected to benefit from the ongoing growth in telecommunications, although short term profits may be reduced by losses incurred by M-Cell's start-up operations in Nigeria. Earnings per share should resume its growth trend assuming a continued strong performance by MTN Nigeria.

Having completed the initial restructuring of the Group, the interests held by Johnnic are essentially representative of the telecommunications, media and entertainment industries. The board will continue to explore further opportunities to unlock value for shareholders.

The successful implementation of a growth strategy by Johncom should also deliver substantial returns. At subsidiary level, the restructured Entertainment division is well placed to secure good growth in the year ahead, driven by the prospect of new releases in the Group's Filmed Entertainment business as well as growing demand in book retailing. The Publishing division is equally well poised to further consolidate its growth trend in market share and to continue dominating niche markets. And, having substantially completed its investment in development operations, the Digital Media division is now focused on the growth areas of business services and learning, placing the division on track to contribute positively.

The Group's investments in the casino and exhibition businesses are continuously reviewed and will only be realised when their full value can be attained.

Acknowledgements

In closing, I would like to thank Jacob Modise on the way he has led Johnnic during his first year as Chief Operating Officer and to pay tribute to staff within the Group for their loyalty, dedication and sterling performances.

I also thank my colleagues on the board of directors for their wise counsel and active contribution to the successful transformation of the Group and express my appreciation to our shareholders for their continued confidence and interest in Johnnic.

Annual general meeting

On behalf of the board of directors of Johnnic, I have pleasure in extending an invitation to you to attend the annual general meeting, which will be held on Tuesday, 29 October 2002 at 9h00 at Gallagher Estate. If you are unable to attend, please arrange to vote by proxy in accordance with the instructions on the proxy form on page 91 of the annual report.

The notice of the meeting, which is set out on pages 84 to 87 of the annual report, is accompanied by explanatory notes setting out the effects of all proposed resolutions included in the notice.

I look forward to your presence at the meeting.



The operations continue to perform well despite challenging trading conditions.





Revenue (continuing operations)

- Telecommunications (80%)
- Media (7%)
- Entertainment (12%)
- Digital Media (1%)



Ebitda (continuing operations)

- Telecommunications (95%)
- Media (3%)
- Entertainment (2%)

The Johnnic businesses have once again produced solid performances under challenging trading conditions, benefiting from the realignment and refocusing the businesses have undergone over the last four years.

The telecommunications businesses showed solid growth in turnover and Ebitda of 49% and 35% respectively, despite the entrance of a new operator in the market and the levelling off of the rate of growth in the South African market. The Group benefited from the splitting of the businesses into three distinct divisions all led by separate executive teams – MTN South Africa, MTN International and Strategic Investments. This has allowed each business unit to focus on challenges in their own areas of operation.

Despite the difficult economic and trading conditions caused by increased interest rates, the decline in the rand, the decline in consumer spending, a shift in the consumer spending patterns and the decline in the advertising market, the Group's media and entertainment businesses recorded a 19% growth in revenues, and a 95% and 151% increase in Ebitda and headline earnings (excluding head office costs), respectively.

DIVISIONAL REVIEW

TELECOMMUNICATIONS

M-Cell is an Africa-focused holding company with investments in the communications industry held through subsidiaries Mobile Telephone Networks Holdings (Proprietary) Limited ("MTN Holdings") and Orbicom (Proprietary) Limited ("Orbicom"). The Group operates three business divisions, namely MTN South Africa, MTN International ("MTNI") and M-Cell Strategic Investments, the latter housing Airborn, Orbicom and MTN Network Solutions (Proprietary) Limited ("MTN Network Solutions").

The M-Cell group recorded exceptional revenue growth of 49% to R12 432,0 million in the year under review, with Ebitda 35% higher at R3 764,8 million. Although MTN South Africa remained the main contributor to group revenues, accounting for as much as 80%, MTN International's contribution to revenue increased to an impressive 11% at R1 316,5 million driven by the start-up operation MTN Nigeria Communications Limited ("MTN Nigeria").

Headline earnings per share, however fell 4% to 71,3 cents, impacted primarily by start-up losses and additional tax provisions relating to the Nigerian operation.

Key acquisitions made during the year included:

- A 60% stake in Citec (Proprietary) Limited (a tier-one Internet Service Provider, subsequently renamed MTN Network Solutions);
- An additional 2% stake in MTN Uganda Limited, raising the holding to 52%; and
- A 36% stake in Leaf Wireless (Proprietary) Limited (a technology and content partner in MTNICE).

The telecommunications businesses are evolving from a single-country into a truly multinational operation.

MTN Holdings currently has operations in five African countries outside of South Africa and, with 4,8 million (2001: 3,5 million) subscribers overall, is regarded as one of the leading Africa-wide cellular operators.

MTN South Africa

With 3,87 million subscribers at the end of the period under review, MTN is South Africa's second largest cellular network in the country. Moreover, the company's GSM network is one of the largest in the world, covering 900 000 km² (74% of the land-mass) and providing access to 93% of South Africa's population.

A strategic decision to focus on subscriber value rather than volume allowed MTN to overcome the marginal impact of prevailing depressed economic conditions and the entrance of South Africa's third mobile operator; as well as the pressure on operating costs arising from the sharp depreciation in the rand. The strategy yielded 12% growth in the post-paid subscriber base to 852 000 subscribers and an increase in average revenue per user ("ARPU") from this sector to R561 per month. The capable prepaid subscriber base increased by 23% to 3,025 million subscribers, although ARPU in this sector reduced year-on-year to R105 per month, in line with expectations. At the same time, prepaid subscriber churn was 17%.


MTN publicom
The
telecommunications businesses
are evolving from
a single-country into a truly
multinational operation.
M-CELL LIMITED
MTN South Africa
LEAF (36%)
MTN hello the future MTN (Pty) Ltd
M-TEL
eBucks.com (30%)
Talk CELLULAR (41%)
MTN International
MTN INTERNATIONAL
MTN SWAZILAND (30%)
MTN INTERNATIONAL (Mauritius)
MTN UGANDA (52%)
MTN NIGERIA (77,5%)
MTN RWANDACELL (31%)
MTN CAMEROON
Strategic Investments
Orbicom
MTN NETWORK SOLUTIONS (60%)
airborn wired & wireless

TELECOMMUNICATIONS (continued)

MTN South Africa (continued)

Although still in an infancy stage, data services contributed R312,0 million to revenue. Over 99% of the South African network has been upgraded to support General Packet Radio Service ("GPRS").

MTN International

MTNI increased its active subscriber base by 209% to 895 695 (2001: 289 825). The division's contribution to group revenue grew to 19% in the current year at R2 349,3 million, from 5% in the previous year, confirming that the business is on track to meet the group's objective of contributing in excess of 35% of group revenue within the next two years.

The phenomenal success of MTN Nigeria, where the number of subscribers swelled to 327 000 and the financial performance was close to Ebitda break-even in the eight months of operation to the end of March this year, will be leveraged as the group explores further opportunities on the continent.

MTN Cameroon performed below expectations, but is expected to become a strong contributor to earnings in the future.

These successes underscore the potential of MTNI's operations fulfilling MTN Holding's vision of being the leading provider of communication services in Africa in the medium-term.

Strategic Investments

A new Strategic Investments division was established within M-Cell during the year to house satellite communications company Orbicom and technology developer Airborn; as well as the 60% stake taken in Internet Service Provider MTN Network Solutions. The latter investment will broaden the range of services offered by MTN, and provide valuable experience in operating in the Internet Protocol ("IP") environment.

Subsequent to year end, the South African government issued an Invitation to Apply ("ITA") for the Second Network Operator ("SNO"). Given M-Cell's commitment to funding its Africa expansion, M-Cell will not participate as an equity player nor take exposure in the SNO. However M-Cell will consider supporting the SNO with access to its wireless network and other resources, such as call centres, billing facilities and IT infrastructure, if this proves to be economically attractive and should opportunities to do so arise.

MEDIA

Johnnic Publishing – embracing newspaper, magazine, book and map publishing – performed well, reflecting the benefits of the consolidation process that has focused the group in these four areas. Revenue rose 13%, yielding an Ebitda increase of 66% on the prior comparable period and headline earnings growth of 101%.

Newspaper Publishing

Newspapers remain the single largest contributor to Johnnic Publishing's revenue. The Sunday Times maintained its sector-leading status with a weekly circulation of more than 500 000 copies and readership estimated at 3,3 million. In addition, the editorial team won several awards including a High Commendation from the World Association of Newspapers for the supplement, Scamto. Sowetan Sunday World continued to grow circulation levels, with current copy sales reaching 140 000.

Extremely tough trading conditions, characterised by reduced advertising spend and heightened competition for share of reader market, placed pressure on BDFM Publishers. Both Business Day and Financial Mail nevertheless achieved advertising yields in excess of budget.

Magazine Publishing

The decline in magazine profitability worldwide impacted on the South African market, prompting the consolidation of the four former management operations into a single management structure. The activities of the magazine business were simultaneously restructured into four focused areas, namely consumer, business to business ("B2B"), medical and custom publishing.

Book and Map Publishing

Local companies Struik Christian Books ("SCB") and Struik Publishers continue to hold their own. SCB performed particularly well, winning the "Book of the Year Award" in the "Journey of the Spirit" category at the annual South African Christian Booksellers Conference. Nelson Word, one of the largest Christian publishers in the world, has appointed SCB as its exclusive agent in South Africa. Struik Publishers' "African Predators" (a co-edition with the Smithsonian) was named one of the 35 "Best of the Best" university press titles of the year by the American Library Association.



The media division is now tightly focused into four areas – newspaper, magazine, book and map publishing.


Media
CTP
(44,2%)
Caxton Printers
(44,2%)
johnnic publishing limited
Newspaper & Magazine Publishing
BDFM The Business Media Company
(50%)
Sunday World
(50%)
The Herald
Daily Dispatch
(70%)
Sunday Times
johnnic publishing limited magazine division
Book & Map Publishing
MapStudio
Struik Christian Books
mapit
(51%)
Struik
Lovell Johns
New Holland
Afrika

MEDIA (continued)

Book and Map Publishing (continued)

This was the first full financial year in which Johnnic Publishing's overseas book publishing operations were consolidated into a stand-alone operating division. While the year end results benefited from the depreciation of the rand, all divisions delivered strong performances in local currencies.

The map publishing businesses performed well and are set to take advantage of good growth opportunities emerging in Africa. Lovell John, in conjunction with Map Studio, has secured the right to publish a National Geographic-branded range of African products, to be launched in March 2003. Booksite Afrika has been awarded a three-year agreement to distribute Penguin Books in South Africa, making Booksite Afrika the biggest distributor of trade books, with a 55% share of the South African market.

CTP Holdings Limited ("CTP")

Associate business CTP reported turnover growth of 9,2%, reflecting the benefits of restructuring and divestment from non-core operations.

ENTERTAINMENT

Johnnic Entertainment – embracing Filmed Entertainment, Music and Book Retailing – was challenged during the review period by an increasingly competitive trading environment, aggravated by the events of 11 September 2001 and subsequent devaluation of the rand. Despite the resulting decline in consumer spending and upward pressure on costs, the division produced excellent results compared to the prior year. Revenue grew by 14,8% to R1,87 billion, yielding a 81% increase in Ebitda to R97,5 million.

The major performance contributors were the restructuring of the division's businesses into four competency-based segments, namely Filmed Entertainment, Music, Book Retailing and Entertainment Services (a dedicated division supplying group services); and a very strong Christmas season, which helped reverse the division's fortunes in the second half of the year.

Filmed Entertainment

Good product releases buoyed the performance of Nu Metro, with Nu Metro Theatres capturing a significant portion of overall market growth in cinema attendance and DVD sell-through. Nu Metro Distribution also performed well, thanks to big Christmas releases such as Harry Potter, Mr Bones and Lord of the Rings.

The acquisition of IMAX Theatres from Nedbank in November 2001 further increased the number of cinema seats owned by Nu Metro across the country.

Nu Metro Home Entertainment acquired the remaining 65% of P.A. Gallo and Company in April 2001, bringing the prestigious Paramount Video/DVD and GTV licences to the group. Gallo Images, the images business of P.A. Gallo and Company, was subsequently sold.

The continuing decline in demand for high-end wildlife television programming worldwide prevented Route 66 from generating meaningful revenue from this segment of the market. The company launched an ambitious project, called My Acre of Africa, to raise money for wildlife conservation early in 2002, and its revenue generating potential will be evaluated in the new year.

Music

The ongoing shrinkage of the global music industry resulted in Johncom's music interests continuing to perform below expectations. Against this backdrop, Gallo Music Group reported a pleasing 12,2% increase in local music during the 2001 calendar year. The Gallo Record Company ("GRC") and Publishing businesses benefited most from the trend, growing market share of local music by 2,8% to 24,3%.

In keeping with the rationalisation of Johncom, several divisions of Gallo were regrouped within Johncom's newly-formed Entertainment Services division. These included Compact Disc Technologies ("CDT"), Entertainment Logistics Services ("ELS") – previously Gallo Warehouse and Distribution and VCR/Trutone.


WESLEY SNIPES
A strong Christmas season coupled with good product releases contributed to a strong performance in a difficult trading environment.
Entertainment
mnet
(26,1%)
super sport
(26,1%)
johnnic
Music
Gallo Music Group
Downtown Studios
Filmed Entertainment
NU METRO
Route 66 Productions (Pty) Limited
(70%)
Entertainment Services
(71,5%)
Book Retailing
EXCLUSIVE BOOKS
Hammicks BOOKSHOPS

ENTERTAINMENT (continued)

Music (continued)

The group-wide programme to divest of non-core interests continued. A 28,5% stake in CDT was sold for R10,0 million, while VCR/Trutone was sold for R8,0 million. Subsequent to year end, all conditions precedent for the disposal of 100% of Music for Pleasure ("MFP") were met.

Book Retailing

The book division once again performed strongly. Exclusive Books opened four new stores during the review period, bringing the total number of stores to 30. Three new Hammicks stores were opened, while a further two were relocated.

Associates

Associated companies Electronic Media Network Limited ("M-Net") and SuperSport Holdings International Limited ("SuperSport") continue to perform well, despite extremely challenging economic and media environments characterised by a worldwide decline in advertising spend, fragmentation of the market and increased competition.

The M-Net/SuperSport subscriber base remained stable throughout the period, bolstered by sales growth in African countries outside of South Africa. More than 1,3 million households in 45 countries on the African continent and adjacent islands currently subscribe to the pay-television service. Good quality content ensured consistent loyalty to both brands throughout the year.

Headline earnings of M-Net and SuperSport increased by 21% and 3% respectively, SuperSport having been particularly hard hit by the impact of the severe depreciation of the rand relative to other major world currencies on the cost of rights to international sporting events.

DIGITAL MEDIA

Digital Media – comprising various electronic media interests held mostly through Johnnic e-Ventures ("JeV") – performed strongly. Revenue at R95,3 million was 84% higher than the prior year. Ebitda losses of R18,9 million were a 23% improvement while headline losses were marginally better at R36,6 million (2001: R36,9 million), confirming that the division is on track to yield positive results in the year ahead.

This stronger performance is attributable primarily to the division fine-tuning its focus on the B2B and learning sectors, both of which are regarded as strong growth points worldwide; and withdrawing from the consumer market through the disposal of loss-making operations TicketWeb and Ananzi.

Business to business

In the B2B market, the division holds interests in I-Net Bridge (81,8%), TradeWorld (60,9%), CareerJunction (60%), MTN Network Solutions (40%), comPress (50%) and start-ups HealthInSite (54,4%) and LeadTrain (85%).

I-Net Bridge performed well despite torrid conditions in the financial markets and the collapse of Bridge, the international data company which held 25% of the local I-Net Bridge operation. Replacement international news and data feeds have been sourced from Moneyline Telerate and Dow Jones, and the switchover was accomplished without the loss of a single client. Indeed, I-Net Bridge was able to grow its revenues and improve its performance over the year.

Digital Media entered into the provision of Internet connectivity to the corporate marketplace through the acquisition of a 40% share in tier-one Internet Service Provider ("ISP") MTN Network Solutions, with MTN acquiring the balance. MTN Network Solutions is currently consolidating the Internet Protocol networks across the Johncom and MTN groups, as well as growing its existing corporate customer base.

Learning

Johnnic Learning, a specialist business providing multimedia education content, teaching materials and interactive learning tools, was launched during the year. The business comprises interests in e-Degree (55%) and Learning Channel Campus (56,4%). Subsequent to year end a controlling interest was acquired in leading educational television producers Clear & Effect Media. Johnnic Learning also manages a major Department of Health AIDS educational project on behalf of Johncom.

NON-CORE ASSETS

Gallagher Estate

In the face of depressed spending on exhibitions, Gallagher Estate continued to perform satisfactorily. Among other events, the venue hosted Telecom Africa and secured the South African Retail Chemist


Johnnic e-Ventures fine-tuned its focus on the Business to Business ("B2B") and learning sectors and has withdrawn from the consumer market.
Digital Media
johnnic eVENTURES
(40%)
LeadTrain
(85%)
HealthInSite
(54,4%)
Career Junction
(60%)
comPress
(50%)
LEARNING CHANNEL CAMPUS
(56,4%)
TradeWorld
(60,9%)
I-Net Bridge
(81,8%)
eDegree
(55%)
eBucks.com
(10%)
johnnic

NON-CORE ASSETS (continued)

Gallagher Estate (continued)

Dealers Association ("SARCDA") exhibition formerly held at NASREC. Despite posting a 4% decline in turnover to R37,9 million (2001: R39,5 million), the business applied strong cost containment measures to achieve a 3% increase in Ebitda to R10,4 million, recording profits for the third consecutive year. The property on which Gallagher Estate is situated was revalued from R250,4 million to R170,0 million. This resulted in a write-down of the property of R80,4 million.

Johnnic Properties ("JohnProp")

In keeping with Johnnic's stated strategy, properties in the JohnProp portfolio continued to be sold during the review period. Key transactions included the sale of Atlantic Beach, Steenberg Vineyards, Matumi and the majority of the remaining Dainfern sites, realising total proceeds of R165,0 million including small rental income.

An offer for JohnProp's interest in The Glen was accepted subsequent to year end.

Suncoast Casino and Entertainment World

During the review period, Johnnic reached a settlement with Tsogo Sun and the KwaZulu-Natal Gambling Board with regards to the casino development in Durban. A joint venture licence application, in which Johnnic and its partners will own 40% of the development, has been finalised.

This development will operate under the name Suncoast Casino and Entertainment World.

Funding for the development has been put in place with major financial institutions and construction of the casino has commenced. Johnnic is not expected to contribute any cash for the first four years of the development, but will provide an equity guarantee to the extent of R240,0 million for its portion of the equity, as well as a sponsor support agreement.

Negotiations are underway for Johnnic to dispose of a portion of its stake in the joint venture to Sego Investments (Proprietary) Limited. The casino is expected to begin operations in the 2002/3 financial year.

FUNDING

Johnnic faces challenges to resolve the funding of its offshore operations, particularly Nigeria. The Group has, however, put in place adequate facilities to meet its current commitments. Of the total facilities of R11 033,2 million, 38,2% remain unutilised.

All capital commitments are continuously and closely monitored, allowing adjustments to be made in accordance with the Group's overall financial capacity and market requirements. The financing of the Group's capital commitments will be from existing resources and borrowings.

At the holding company level, borrowings were reduced to R434,5 million at year end and under R150,0 million subsequent to year end (2001: R725,0 million), resulting in a stronger and more streamlined balance sheet.

SUMMARY

The solid results produced by Johnnic during the year under review attest to the success of the strategic transformation process to which the Group has been subject for more than four years. The process has positioned the Group firmly as a telecommunications, media and entertainment group while simultaneously lowering the cost-base and increasing operating focus on core activities. Indeed, the restructured Group is in a strong position to perform well in the new financial year.

Going forward, the Group holds strong market positions in its chosen sectors, owning excellent brands that enjoy high levels of consumer awareness; including MTN, Sunday Times, Business Day, Financial Mail, Struik, Map Studio, Gallo Africa, Nu Metro, Exclusive Books and I-Net Bridge. The continuing dedication of our highly talented and skilled people will ensure that these brands retain and grow their market status.

In closing, I offer my sincere thanks to Johnnic's directors, management and staff for their tireless efforts throughout the past year; and their understanding during the four-year transition period. Without you, Johnnic would not be able to fulfill its commitment to unlocking and delivering value to our shareholders; nor would the Group be able to realise its vision of becoming a pre-eminent focused telecommunications, media and entertainment group in Africa



JACOB MODISE
CHIEF OPERATING OFFICER

25 September 2002

Report on Corporate Social Investment

Johnnic is committed to the social upliftment of the communities in which Group companies operate. The Group has spent in excess of R30,0 million in the current financial year on targeted social investment programmes. This amount excludes expenditures on marketing sponsorships, many of which have a strong social development component, and support of special initiatives such as the R6,0 million sponsorship of the World Summit on Sustainable Development by subsidiary MTN.

Structure

Johnnic's social investment programmes are undertaken at Group company level to enable each business unit to target its own set of communities. At the holding company level, the Group operates a Chairman's Fund, which has limited funds and focuses on initiatives approved by the Chairman of the Company. Some of the operating units have formalised their programmes into structures that are separate from their businesses to avoid disruption to the business but to also enable special focus on the various initiatives.

MTN has set up the MTN Foundation as a channel through which its programmes are being delivered. Johncom undertakes some of its programmes through the Argus Voting Trust.

Focus areas

The primary focus area of the Group's initiatives is on education. The Group recognises the need to address some of the disparities created by our past history in this area and the long term benefits to communities from programmes targeted on education.

Other areas of focus are in the arts, culture and heritage – where the aim is to preserve and build on the country's cultural and artistic heritage; science and technology – where the aim is to foster innovation by promoting interest in science and technology; health – where the main focus is on HIV/AIDS and the impact it has on our communities, potential customers and employees; and journalism – where the aim is to enhance the quality of journalists and foster interest from the previously disadvantaged communities.

Operating philosophy

Rather than providing funds at an arm's length basis only, the Group strives to develop long term partnerships with the beneficiaries of its social investment initiatives. Preference is also given to longer term initiatives with sustainable benefits rather than once-off projects. Employees are encouraged to become involved in these initiatives by volunteering their time and skills.

Current major programmes

Some of the major initiatives currently supported by the Group include:

- A teacher training programme for both primary and high school teachers;
- A technical skills support programme with the Pretoria Technikon;
- A mathematics upgrade programme for high school and university students in association with the South African Institute of Chartered Accountants, FASSET, the accounting Sector Education and Training Association ("SETA") and the Department of Labour;
- A journalism chair and a journalism support programme at Rhodes University;
- A computer laboratory at Fort Hare University;
- Various hospices and homes that care for children suffering from AIDS;
- A comprehensive art collection and support programme through the MTN Arts Centre; and
- An MTN science centre located in Cape Town.

The list of programmes above is by no means exhaustive. The Group supports many other programmes that fit in within the focus areas identified above.

A social impact review undertaken to assess the impact of some of the Group's corporate social investment programmes revealed that the projects undertaken through subsidiary MTN alone reached in excess of 300 000 people.

Report on Sustainable Development

One of the greatest challenges in developing countries, such as the majority of those on the African continent, is poverty. Indeed, the instability, conflict, disease and environmental degradation associated with the poverty in these nations threaten the overall socio-economic fibre of society the world over. This unquestionable interaction between the economy, social structure and the environment underpins the crucial role that education and socio-economic maturity play in enhancing the prosperity of people without compromising our planet.

We believe that the Johnnic Group can play a meaningful role in this process. To begin with, the activities of the companies within the Group uplift and enhance the lives of their respective target audiences both locally and internationally by providing access to telecommunications; entertainment through moving pictures and music; and knowledge through the publication and distribution of books and magazines.

Furthermore, the Group strives for good corporate citizenship by supporting initiatives that will provide sustainable benefits to the communities in which our businesses operate. Among our areas of focus are:

Empowerment

We strive to unlock the development potential of every member of society, placing particular emphasis on those who have been disadvantaged previously by race, gender or class. The Group continues to deliver on this quest, having ranked as the leading empowerment group in South Africa for several years.

Safety, health and the environment

We acknowledge that, as with socio-economic growth, the sustainable long term development of our businesses is directly related to our impact on the physical environment and that in which our employees operate. Emphasis is therefore placed on the health and safety, both of our people and the community at large; as well as on total compliance with all environmental regulations. In addition, substantial resources are invested in educational initiatives to address the HIV/AIDS pandemic.

Our Group companies have won recognition for activities they undertake in this area. MTN was awarded the prestigious ISO 14001 for its environmental management in South Africa, as well as ISO 9001 for its quality management.

Community involvement

We believe that the development of individuals and communities can only be sustained by imparting skills: distributing resources, however equitably, provides only short term reprieve for poverty. Accordingly, the development initiatives supported by Johnnic encourage community involvement. This serves to equip people to help themselves while nurturing a sense of ownership and pride in the development process.

Report on Risk Management

Managing risk plays an integral role in any company's quest to generate sustainable returns to shareholders while enhancing the interests of all stakeholders. Johnnic acknowledges this by committing management and other resources to the ongoing development and improvement of the Group's risk and control procedures with a view to maximising shareholder value in the long term while safeguarding Johnnic's people, assets and its corporate reputation.

The Johnnic board of directors is responsible for the risk management process at both holding and subsidiary company level, which essentially involves the proactive identification, evaluation and management of all significant risks faced by the Group and its businesses.

Responsibility for the creation, implementation and monitoring of the process as well as its integration into day-to-day operational activities lies with Group company management.

In keeping with global best practice, a separate risk management function has been established at Group company level. This serves to ensure the effective discharge of the Group's risk management activities and to promote risk awareness across the Group, especially as effective risk management requires the contribution and compliance of all employees.

Some of the major risks to which the Group and its businesses are exposed include:

- Currency and interest rate fluctuations;
- Regulatory risk;
- Competitive risk;
- Operational risk;
- Technology risk; and
- Country risk.

By managing these risks effectively, the potential negative impact arising from the Group not realising its financial and operational objectives is minimised. Stringent risk management will also ensure that the Group remains well placed to operate successfully in the increasingly challenging and competitive international arena.

Human development

Inherent in the transformation process undertaken by Johnnic in recent years has been a determination to attract and retain the best talent to take the Group forward. This quest is underpinned by a commitment to human development, where good progress has been made during the year under review.

Group policies

The project to ensure that the Group's human resources policies and procedures are fully compliant with current labour and constitutional legislation, undertaken in the prior year, came to finality in this review period. The amended documents have been signed off by the boards of directors at Group and subsidiary level as the minimum requirements within the Group and its businesses.

Skills development

Johnnic strives to create an environment conducive to lifelong learning by investing in the skills development of Group employees. This commitment to development and training led to Johncom (media, entertainment and digital media) and M-Cell (telecommunications) investing more than 5% and more than 10% of their respective payrolls on organisational learning during the year.

In addition to funding formal training courses at various institutions, businesses in Group subsidiaries have entered into partnerships with management development schools. For example, Johnnic Publishing joined forces with a reputable international tertiary institution to create an in-house virtual business school offering an executive MBA; while a partnership between M-Cell and the Gordon Institute of Business Science has led to the development of a custom-designed management programme for middle management. Top executives in the M-Cell group continue to benefit from a partnership with the Swiss-based Institute for Management Development.

Health and safety

Johnnic considers the occupational safety and health of every employee to be a top priority. Accordingly, every Group operation observes and complies with the provisions of the Occupational Health and Safety Act ("OHASA").

Recognising the impact that the HIV/AIDS pandemic may have on employees, customers and markets, a Group-wide strategy has been implemented to co-ordinate related activities in the various divisions. Activities include a comprehensive workplace impact analysis to get a better understanding of the human and financial costs that may be associated with HIV/AIDS; and the implementation of an aggressive HIV/AIDS impact management initiative.

The Johncom group has opted to use AIDS InSite, a comprehensive corporate HIV/AIDS management programme developed by Group company HealthInSite for its training and education, peer educator and counsellor development, and extensive communication programmes. The award-winning HIV/AIDS programmes developed and implemented by the M-Cell group are also focused on informing and educating staff about the pandemic.

Employment equity

Ongoing efforts to address this important issue have enabled Johnnic to remain the leading black empowerment group in South Africa, with employee statistics reflecting the demographics of the country at all levels.

The Group employment equity policy acknowledges the importance of a competent, motivated workforce. Ongoing training and activities, especially those targeted at the accelerated development of previously disadvantaged individuals, are critical to the success of this process; while the introduction of succession planning in the prior year has begun to play a key role. The success of a Group-wide quest for diversity is reflected in the designated Group representation at Management to Executive level within each of the divisions, as follows:


Management diversity profile
Designated groups (excluding white female)
Designated groups (including white female)
100
90
80
70
60
50
40
30
20
10
0
70%
48%
46%
34%
33%
32%
26%
6%
Telecommunications (M-Cell)
Media (Johnnic Publishing)
Entertainment (Johnnic Entertainment)
Digital Media (Johnnic e-Ventures)

Going forward

Transformation is an ongoing process at Johnnic, demanding social adeptness, agility and competitiveness from employees as pre-requisites for the success of the business as a whole.

The focus of Johnnic's human resource activities for the coming year will therefore remain the development of a values-based culture, characterised by a greater degree of inclusivity, transparency and mutual respect. This, together with the Group's commitment to leveraging diversity, should position Johnnic as a preferred employer in the local marketplace and an example for other corporate organisations.

Group Cash Value Added Statement

	2002 Rm	2001 Rm
CASH VALUE ADDED		
Cash value generated from revenue	**15 464,3**	12 050,7
Cost of materials and services	**(9 019,0)**	(7 278,7)
Cash value added by operations	**6 445,3**	4 772,0
Finance income	**150,9**	161,7
Cash income from investments	**75,5**	20,6
	6 671,7	4 954,3
CASH VALUE DISTRIBUTED		
Employees	**1 599,3**	1 214,7
Salaries, wages and other benefits	**1 328,6**	1 025,9
Employees' tax	**270,7**	188,8
Government	**1 950,4**	609,5
South Africa	**1 934,1**	605,5
– Taxes	**1 691,7**	414,9
– Licences	**242,4**	190,6
Foreign	**16,3**	4,0
Providers of capital	**663,5**	438,1
Finance costs	**580,1**	311,5
Dividends	**83,4**	126,6
Total cash value distributed	**4 213,2**	2 262,3
Reinvested in the Group	**2 458,5**	2 692,0
	6 671,7	4 954,3

Allocation of value created

2002



2002		2001
24% (R1 599,3m)	Employees	(R1 214,7m) 25%
29% (R1 950,4m)	Government	(R609,5m) 12%
10% (R663,5m)	Providers of capital	(R438,1m) 9%
37% (R2 458,5m)	Reinvestment	(R2 692,0m) 54%

2001



Profit from operations
(Rm)


2000
1750
1500
1250
1000
750
500
250
0
1998 1999 2000 2001 2002

Total assets
(Rm)


Including goodwill
Excluding goodwill
30000
25000
20000
15000
10000
5000
0
1998 1999 2000 2001 2002

Net cash generated from operations
(Rm)


5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1998 1999 2000 2001 2002

	31 March 2002 12 months	31 March 2001* 12 months	31 March 2000 12 months	31 March 1999 9 months	30 June 1998 12 months
Income statement – extracts (Rm)					
Revenue	**15 666,6**	11 060,3	8 548,0	6 648,2	488,6
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	**3 976,7**	3 026,9	2 293,9	1 381,9	31,5
Profit from operations	**1 902,5**	1 748,5	1 549,7	817,5	23,2
Net finance (costs) income	**(387,9)**	(144,6)	(284,9)	(158,8)	22,6
Taxation	**(970,4)**	(639,3)	(426,3)	(199,4)	(2,8)
Minority interests	**(383,0)**	(525,8)	(622,2)	(496,8)	(0,4)
Attributable earnings	**274,0**	1 082,9	2 689,5	849,5	850,2
Headline earnings	**512,9**	682,6	368,2	421,9	547,1
Balance sheet – extracts (Rm)					
Property, plant and equipment	**8 952,2**	6 231,9	4 560,5	3 507,5	162,0
Goodwill	**9 523,8**	8 656,5	–	–	–
Intangible assets	**3 777,5**	2 901,7	534,6	175,4	–
Other non-current assets	**1 705,9**	1 885,6	1 616,4	1 866,0	4 458,3
Bank balances, deposits and cash	**1 473,8**	951,7	1 150,8	421,6	10,3
Other current assets	**4 079,5**	3 113,5	2 546,0	5 681,8	210,1
Total assets	**29 512,7**	23 740,9	10 408,3	11 652,3	4 840,7
Ordinary shareholders' interest	**5 348,4**	4 668,8	3 537,1	3 275,0	4 355,9
Minority interests	**11 353,4**	9 110,9	1 695,8	1 861,5	1,3
Total equity	**16 701,8**	13 779,7	5 232,9	5 136,5	4 357,2
Interest bearing liabilities	**6 986,3**	5 381,0	2 361,1	3 633,2	191,3
Non-current non-interest bearing liabilities	**1 027,9**	803,5	599,4	892,1	21,2
Current non-interest bearing liabilities	**4 796,7**	3 776,7	2 214,9	1 990,5	271,0
Total liabilities	**12 810,9**	9 961,2	5 175,4	6 515,8	483,5
Total equity and liabilities	**29 512,7**	23 740,9	10 408,3	11 652,3	4 840,7
Cash flow statement – extracts (Rm)					
Net cash generated from operations	**4 603,6**	3 366,7	1 779,3	1 287,6	50,8
Net cash inflows from operating activities	**3 253,4**	3 178,8	1 409,1	1 064,8	154,3
Net cash (used in) from investing activities	**(4 006,7)**	(6 750,2)	585,2	(2 616,8)	(429,8)
Net cash from (used in) financing activities	**553,0**	2 918,9	(1 201,9)	1 821,9	71,9
Cash and cash equivalents at end of year	**240,1**	321,7	985,3	201,4	(68,5)
Dividends paid	**(83,4)**	(126,6)	(80,8)	(70,9)	(85,9)
Cash and non-cash capital expenditure	**(3 470,8)**	(2 398,1)	(1 647,6)	(1 207,0)	(32,0)

* The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC 135, Investment Properties. This statement requires assets that are classified as investment properties to be recognised at cost and depreciated. These assets were previously carried at cost.

No prior year adjustment has been made to the 1998, 1999 and 2000 results.

	31 March 2002 12 months	31 March 2001* 12 months	31 March 2000 12 months	31 March 1999 9 months	30 June 1998 12 months
Performance per ordinary share					
Headline earnings (cents)					
– total	**313,0**	420,0	229,0	266,0	351,0
– continuing operations	**288,0**	414,0	191,0	78,0	76,0
– discontinuing operations	**25,0**	6,0	38,0	188,0	275,0
Attributable earnings (cents)	**167,0**	667,0	1 671,0	535,0	546,0
Dividend (cents)	–	95,0	90,0	82,5	110,0
Net asset value (rand)					
– book value (1)	**32,6**	28,7	21,9	20,5	27,8
– based on directors' valuation of underlying investments	**58,0**	85,8	148,1	57,2	74,2
Returns and profitability ratios					
Return on assets					
– total assets (%) (2)	**2,5**	9,4	30,0	15,4	20,1
– total assets, excluding goodwill (%) (3)	**3,7**	12,6	30,0	15,4	20,1
Return on average shareholders' funds (%) (4)	**10,2**	16,7	10,8	11,1	14,3
Ebitda margin (%)	**25,4**	27,4	26,8	20,8	6,4
Enterprise value/Ebitda multiple (times) (5)	**0,4**	1,7	6,5	2,2	247,4
Effective taxation rate (%)	**59,6**	28,4	11,4	22,4	0,4
Effective taxation rate, excluding goodwill (%)	**45,1**	24,9	11,4	22,4	0,4
Solvency and liquidity ratios					
Gearing (%)					
– including goodwill (6)	**33,0**	32,1	23,1	62,5	4,2
– excluding goodwill (7)	**76,8**	86,5	23,1	62,5	4,2
Interest cover (times) (8)	**3,3**	5,6	3,7	2,6	10,2
Current ratio (9)	**0,9:1**	0,8:1	1,3:1	1,4:1	(0,6):1
Dividend cover (times) (10)	–	4,4	2,5	3,2	3,2
Long term borrowings to total assets (%)	**18,4**	17,6	15,7	12,7	2,3
Share performance					
Number of ordinary shares in issue					
– at year end	**164 284 706**	162 620 112	162 271 611	159 711 357	156 952 708
– weighted average during the year	**163 701 873**	162 413 858	160 950 522	158 834 320	155 803 131
Closing price (cents per share)	**4 400**	5 800	10 000	3 920	5 080
Market capitalisation (Rm)	**7 228,5**	9 432,0	16 227,2	6 260,7	7 973,2
Free float (%) (11)	**71,6**	67,0	67,0	60,0	60,0

Definitions

1. Ordinary shareholders' interest divided by the ordinary shares in issue at year end.
2. Profit after taxation as a percentage of the average of the opening and closing balances of total assets.
3. Profit after taxation as a percentage of the average of the opening and closing balances of total assets, excluding goodwill.
4. Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest.
5. Market capitalisation, less net debt (interest bearing liabilities less bank balances, deposits and cash), divided by Ebitda.
6. Interest bearing liabilities (long term and short term) net of positive cash balances as a percentage of total equity.
7. Interest bearing liabilities (long term and short term) net of positive cash balances as a percentage of total equity, excluding goodwill.
8. Profit from operations divided by finance costs.
9. Current assets divided by current liabilities.
10. Total headline earnings divided by total dividend.
11. Number of ordinary shares held by shareholders as non-strategic holdings, excluding shares held by directors and their associates, divided by total number of ordinary shares in issue at year end.

* The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC 135, Investment Properties. This statement requires assets that are classified as investment properties to be recognised at cost and depreciated. These assets were previously carried at cost.
No prior year adjustment has been made to the 1998, 1999 and 2000 results.

Headline earnings per share
(cents)



Continuing operations
Discontinuing operations
500
450
400
350
300
250
200
150
100
50
0
1998 1999 2000 2001 2002

* Note includes once-off foreign exchange gains and interest income of 125 cents per share.

Gearing
(%)



Including goodwill
Excluding goodwill
100
80
60
40
20
0
1998 1999 2000 2001 2002

Net asset value at directors' valuation vs share price
(cents per share)



Net asset value at directors' valuation
Closing share price
Discount to net asset value (%)
150
125
100
75
50
25
0
32%
51%
32%
32%
24%
1998 1999 2000 2001 2002

Analysis of ordinary shareholders at 31 March 2002

	Shareholding (Shares in 000's)						Total Shareholding			
	1 – 10 000		10 001 – 100 000		Over 100 000		Shares in 000's			
Classification	**Holders**	**Shares**	**Holders**	**Shares**	**Holders**	**Shares**	**Holders**	**%**	**Shares**	**%**
Individuals	22 862	2 809 440	14	256 320	1	950 224	22 877	94,5	4 015 984	2,4
Insurance companies and pension funds	100	369 100	120	4 434 217	44	60 088 388	264	1,1	64 891 705	39,5
Nominee companies	113	194 870	9	140 774	6	3 827 463	128	0,5	4 163 107	2,5
Companies and other corporate bodies	785	703 302	104	3 240 775	45	87 269 833	934	3,9	91 213 910	55,6
Totals	**23 860**	**4 076 712**	**247**	**8 072 086**	**96**	**152 135 908**	**24 203**	**100,0**	**164 284 706**	**100,0**

Shareholding (Holders)



Holders		Shares
94,5%	Individuals	2,4%
0,5%	Nominee companies	2,5%
1,1%	Insurance companies and pension funds	39,5%
3,9%	Companies and other corporate bodies	55,6%

Shareholding (Shares)



Major shareholders

According to an analysis of the Company's share registers at 31 March 2002, the following shareholders beneficially held shares in excess of 5% of the ordinary share capital of the Company.

	Number of shares	% of issued share capital
Metlife Funds	18 038 027	10,98
Old Mutual Main Account	15 867 753	9,66
B.o.E. Private Bank	14 157 277	8,62
Public Investment Commissioner	12 407 740	7,55
Sanlam Main Account	9 374 369	5,71

The Company is controlled by the National Empowerment Consortium ("NEC") which holds 28,41% of the Company's issued share capital. The members of the NEC hold their shares in the Company in various capacities but vote their shares through a voting pool agreement.

Section 140A (8) (a) disclosure

An analysis of shareholders (in terms of Section 140A (8) (a) of the Companies Act) revealed that, other than the shareholders referred to above, no other individual shareholder beneficially held 5% or more of the Company's issued share capital.

Shareholder spread

	Number of shares	%
Public	117 603 979	71,59
Non-public	46 680 727	28,41
– Directors of Johnnic Holdings Limited and their associates	–	–
– National Empowerment Consortium	46 680 727	28,41
	164 284 706	100,0

Geographic analysis of shareholders at 31 March 2002

Classification	Holders	%	Shares (000's)	%
Non-resident	861	3,6	6 128 625	3,7
Resident	23 342	96,4	158 156 081	96,3
Total	**24 203**	**100,0**	**164 284 706**	**100,0**

Stock exchange performance

	31 March 2002	31 March 2001	31 March 2000
Closing price (cents per share)	**4 400**	5 800	10 000
Total number of shares traded during the year (000)	**80 496**	79 578	87 002
Total value of shares traded (R'000)	**4 273 295**	6 694 092	6 061 524
Number of shares traded as a percentage of issued shares (%)	**49,00**	48,93	53,62
Number of transactions	**36 147**	47 702	24 110
Highest price (cents per share)	**7 650**	11 500	13 100
Lowest price (cents per share)	**3 955**	5 160	3 500
Average weighted traded price (cents per share)	**5 239**	8 412	5 933
Average non-cyclical services index	**7 495**	8 407	8 006
Average telecommunications services index	**326**	512	580
Dividend yield (%)	–	1,64	0,90
Earnings yield (%) (total headline earnings)	**7,11**	7,24	2,29
Price/earnings multiple (total headline earnings)	**14,06**	13,81	43,67
Market capitalisation as at 31 March (Rm)	**7 228,5**	9 432,0	16 227,2
Free float (%)	**71,6**	67,0	67,0

STRATE

Shareholders who find the cost of selling their shares exceeds the market value of their shares may wish to consider donating them to charity. An independent non-profit organisation called STRATE Charity Shares has been established to administer this process. SARS has advised that the value of any shares donated may be deducted from taxable income, as the scheme is registered under section 18A of the Income Tax Act. For further details, queries and/or donations contact the STRATE Share Care toll-free help line on 0800 202 363 or +27 11 775 3449 if you are phoning from outside South Africa or email charityshares@gscom.co.za.

Compliance with the King Code of Corporate Practices and Conduct

The board of directors affirms its commitment to the principles of openness, accountability and integrity and to the provision of timeous, relevant and meaningful reporting to all its stakeholders.

The directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate governance practices.

Accordingly, the directors endorse the principles contained in the King Code of Corporate Practices and Conduct as issued by the King Committee in 1994. It has further taken cognisance of the recommendations of the King Report on Corporate Governance for South Africa 2002 released in March 2002 ("King II").

Board of directors

The Company has a unitary board that comprises four Group executive directors and six non-executive directors under the chairmanship of Mr MC Ramaphosa. Two of the non-executive directors are independent in the sense contemplated by the King II Committee. All the directors have been elected for their business acumen and skills, and bring their expertise and experience to the board. The Company, being a holding company, follows a decentralised approach with regard to the day-to-day running of its investments.

The board meets on a quarterly basis or more frequently if circumstances so require to review matters specifically reserved for its decision, including financial and operational results. It addresses a wide range of key issues, and ensures that debates on matters of policy and strategic forward planning are critical, informed and constructive. It also approves major capital expenditure and funding reserved for the board's discretion.

Details of attendance by directors at board meetings during the financial year ended 31 March 2002 are set out alongside.

The directors have access to the advice and services of the Company secretary, who is responsible to the board for ensuring that board procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the Company at the Company's expense.

All directors are subject to retirement by rotation and re-election by shareholders periodically in accordance with the Company's articles of association. The appointment of new directors is approved by the board as a whole.

A statement relating to the directors' responsibilities is given on page 32 of the Annual Report.

Internal controls

The Company maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for its assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties. The effectiveness of these internal controls and systems is monitored by management and an outsourced internal audit function.

The internal auditors, through the audit work that they perform, confirm that the abovementioned monitoring procedures are being effectively applied. All significant findings arising from audit activities are brought to the attention of the audit committee and, if necessary, the board of directors.

Nothing has come to the attention of the directors, or to the attention of the external and internal auditors, to indicate that any material breakdown in the functioning of the abovementioned internal controls and systems has occurred during the year under review.

Audit committee

The Company's audit committee meets periodically and is chaired by an independent non-executive director. The internal and external auditors have unrestricted access to the committee. The audit committee reviews the effectiveness of internal controls within the Company with reference to the findings of the external and internal auditors. Other areas covered include the review of important accounting issues, overseeing compliance with corporate governance practice, pending litigation, specific disclosures in the annual financial statements together with a review of the major audit recommendations and the approval of interim and annual results announcements. The members of the audit committee are: Messrs CB Brayshaw (Chairman), PF Nhleko and TRA Oliphant. Secretary: Mr MRD Boyns.

Directors' attendance at board meetings during the year ended 31 March 2002

	18/05/01	21/06/01	06/09/01	27/09/01	29/11/01	14/03/02
MC Ramaphosa	P	P	P	P	P	P
DDB Band	P	P	P	NaD	NaD	NaD
CB Brayshaw	P	P	P	P	P	A
PE Burton	P	P	P	P	P	P
I Charnley	A	P	P	A	A	P
P Edwards	P	P	P	P	P	P
PM Jenkins	P	P	P	P	P	P
PE Mabyana	A	A	A	A	P	A
JRD Modise	P	P	P	P	P	P
WL Mokwana	A	P	P	P	A	NaD
PF Nhleko	P	P	P	P	P	P
TRA Oliphant	P	P	P	P	P	P
ME Ramano	NaD	NaD	NaD	NaD	A	A

P=Present A=Absent NaD=Not a Director at the time

Remuneration committee

The Company has a remuneration committee chaired by and consisting of non-executive directors. This committee reviews and approves the remuneration and terms of employment of its senior executives. Independent external studies and comparisons are used to ensure that rewards and incentives are commensurate with market rates that reflect individual performance and responsibilities.

Salaries are reviewed annually, and are structured to reward senior executives based on performance and in proportion to their contributions to the business as reflected by their seniority. In addition the executives receive allocations of options to shares, as part of a structured incentive plan, as well as certain benefits upon retirement.

A Report on Directors' Emoluments including their interests in the Company's Share Option Scheme is set out on pages 28 to 30.

The members of the remuneration committee are:
Messrs MC Ramaphosa (Chairman), DDB Band and PF Nhleko.
Secretary: Mr MRD Boyns.

Management committee

The management committee reviews and considers strategic issues prior to referral to the board of directors and pursues business that is in the best interests of the Company that should not be delayed until the next board meeting.

The members of the management committee are:
Messrs JRD Modise (Chairman), MRD Boyns, RK Jackson and Ms KC Ramon.

Restructuring and investment committee

The restructuring and investment committee is responsible for reviewing and recommending to the board of directors the Company's restructuring and investment strategies.

The members of the restructuring and investment committee are:
Messrs PF Nhleko (Chairman), CB Brayshaw, PM Jenkins, JRD Modise, TRA Oliphant and ME Ramano.
Secretary: Mr MRD Boyns.

Code of Corporate Conduct

The directors, management and employees are required to observe the highest ethical standards ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is beyond reproach. The abovementioned principles are embodied in a formal Code of Ethics to provide a clear guide as to the expected behaviour of all employees. The Company is committed to providing equal opportunities for its employees regardless of their origin or gender.

With regard to the provisions of the Insider Trading Act, the Company operates closed periods prior to the announcement of its interim and annual financial results. During these closed periods, directors, officers and other employees who are likely to be in possession of price-sensitive information may not deal in the shares or other instruments pertaining to the shares of the Company. These fixed closed periods are from 1 October until the publication of the interim results in the latter part of November and from 1 April until the publication of the annual results in the latter half of June. This principle is also applied at other times whenever there is a corporate action or similar circumstances.

Environment, health and safety

The Company considers the occupational health and the safety of its employees to be of primary importance. The Company is committed to taking every reasonable precaution to ensure a safe working environment for all employees.

Johnnic strives to conduct its business with due regard for environmental concerns, and is committed to developing operating policies to address the environmental impact of its business activities.

Employment equity

Details of the Group's employment equity policy, and worker participation appear in the Report on Employment Equity on page 20 of the annual report●

This report on directors' emoluments and related matters covers issues dealt with by the Company's remuneration committee. Further details on the Company's remuneration committee are dealt with in the Report on Corporate Governance on pages 26 to 27 of the annual report.

Executive directors' remuneration

The executive directors, who are full-time employees, are appointed to the board of directors to bring to the management and direction of the Company and Group, the skills and experience appropriate to its needs. They are, accordingly, remunerated on terms commensurate with market rates that reflect such responsibilities.

They receive salaries and benefits, performance-linked payments, allocations of options to shares, and certain benefits upon retirement. Each of the elements of remuneration is further detailed below:

- Executive directors receive a guaranteed remuneration comprising a salary and benefits that reflect their management responsibilities and appropriate experience and that reward individual performance. Salaries are reviewed annually by reference to performance. They also participate in Company medical aid and contributory retirement schemes.
- In addition to their guaranteed remuneration, the executive directors participate in performance bonus schemes that offer short term incentives to executives and management, subject to determined Group performance levels.

Non-executive directors' remuneration

Each of the non-executive directors currently receives directors' fees at the rate of R30 000 per annum with the chairman receiving an additional R15 000 per annum. Non-executive directors who serve on the audit committee receive an additional R15 000 per annum with the non-executive chairman of the committee receiving R25 000 per annum. Non-executive directors serving on the remuneration committee receive an additional R7 500 per annum with the non-executive chairman of the committee receiving R10 000 per annum. Non-executive directors serving on other committees of the board of directors receive an additional R1 500 per meeting attended with the non-executive chairman of the committee receiving R2 000 per meeting attended.

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Company, including emoluments paid by subsidiaries.

Audited director's emoluments for the year ended 31 March 2002

Director's Name	Salaries (1) R000	Retirement and medical benefits (2) R000	Other benefits (3) R000	Bonuses and performance related payments R000	Directors' fees R000	Fees as Chairman of committees R000	Other committee fees R000	Other services (4) R000	Total emoluments R000	Paid by subsidiaries R000	Paid by Company R000
Executive directors											
P Edwards (5)	4 619,8	35,2	455,5	7 720,1	–	–	–	–	12 830,6	(12 830,6)	–
I Charnley	1 065,5	217,2	497,0	2 759,2	–	–	–	–	4 538,9	(4 538,9)	–
PM Jenkins	1 110,2	237,8	101,6	1 795,3	–	–	–	–	3 244,9	(3 244,9)	–
JRD Modise	744,5	264,2	565,5	1 974,3	–	–	–	–	3 548,5	(3 548,5)	–
Alternate director											
RK Jackson	500,2	167,4	269,6	1 081,6	–	–	–	–	2 018,8	(2 018,8)	–
Former executive director											
VG Bray (6)	1 260,0	–	–	–	–	–	–	–	1 260,0	(1 260,0)	–
Non-executive directors											
DDB Band – resigned 6 September 2001*	–	–	–	–	13,0	–	12,0	–	25,0	–	25,0
CB Brayshaw†	–	–	–	–	30,0	10,0	19,5	–	59,5	–	59,5
PE Burton	–	–	–	–	30,0	–	–	–	30,0	–	30,0
PE Mabyana	–	–	–	–	60,0	–	–	–	60,0	(30,0)	30,0
WL Mokwana – resigned 21 January 2002	–	–	–	–	24,2	–	–	–	24,2	–	24,2
PF Nhleko*†	–	–	–	–	63,7	2,5	53,3	–	119,5	(57,0)	62,5
TRA Oliphant†	–	–	–	–	30,0	–	9,0	–	39,0	–	39,0
ME Ramano – appointed 1 October 2001	–	–	–	–	40,0	1,0	20,5	–	61,5	(42,0)	19,5
MC Ramaphosa*	–	–	–	–	60,0	17,5	22,5	500,0	600,0	(545,0)	55,0
Non-executive alternate											
K Pillay – resigned 21 January 2002	–	–	–	–	–	–	4,5	–	4,5	–	4,5
	9 300,2	921,8	1 889,2	15 330,5	350,9	31,0	141,3	500,0	28 464,9	(28 115,7)	349,2

(1) Salaries includes cash, consultancy fees and entertainment allowances.

(2) Retirement benefits include provident fund, pension fund and deferred compensation.

(3) Other benefits include car scheme and the preference share housing scheme.

(4) Relates to additional work undertaken during the year including maintaining external stakeholder relations, being responsible for setting and managing senior executives' responsibilities and other involvement and contributions in the Group.

(5) Amount paid to Worldwide Employees in terms of a secondment agreement between the Johnnic Group and Worldwide Employees.

(6) Consultancy fees paid in terms of an agreement which terminated on 31 December 2001.

*Remuneration Committee member

†Audit Committee member

Share options

Executive directors also participate in the Company's share option scheme, which is designed to provide certain full-time employees of the Company and any of its subsidiaries with a further incentive to advance the Company's interests.

The options, which are allocated at the closing price of the shares on the JSE Securities Exchange South Africa ("JSE") on the trading day immediately preceding the date on which the shares are allocated, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The equity compensation benefits for executive directors are set out below:

Equity compensation benefits for executive directors
Johnnic share options

Director's name	Balance of share options as at 1 April 2001	Number of share options allocated during the year	Date of allocation	Balance of share options as at 31 March 2002	Exercisable number of share options	Allocation price R	Exercisable date
EXECUTIVE DIRECTORS							
I Charnley	225 000			225 000	1 000	54,00	1 November 1999
					4 400	25,50	1 October 2000
					11 000	54,00	1 November 2000
					5 680	40,00	1 July 2001
					4 400	25,50	1 October 2001
					11 000	54,00	1 November 2001
					25 920	44,00	1 November 2001
					5 680	40,00	1 July 2002
					4 400	25,50	1 October 2002
					22 000	54,00	1 November 2002
					25 920	44,00	1 November 2002
					5 680	40,00	1 July 2003
					8 800	25,50	1 October 2003
					25 920	44,00	1 November 2003
					11 360	40,00	1 July 2004
					51 840	44,00	1 November 2004
P Edwards	400 000			400 000	110 000	39,00	31 July 2001
					110 000	39,00	31 July 2002
					180 000	44,00	31 July 2002
PM Jenkins	170 000			170 000	22 500	41,50	1 September 2001
					11 500	44,00	1 November 2001
					22 500	41,50	1 September 2002
					11 500	44,00	1 November 2002
					22 500	41,50	1 September 2003
					11 500	44,00	1 November 2003
					45 000	41,50	1 September 2004
					23 000	44,00	1 November 2004
JRD Modise	220 220	124 800	1 August 2001	345 020	13 200	25,50	1 October 2000
					6 500	51,80	1 January 2001
					6 380	40,00	1 July 2001
					13 200	25,50	1 October 2001
					19 200	44,00	1 November 2001
					6 500	51,80	1 January 2002
					6 380	40,00	1 July 2002
					13 200	25,50	1 October 2002
					19 200	44,00	1 November 2002
					12 920	51,80	1 January 2003
					6 380	40,00	1 July 2003
					25 000	45,05	1 August 2003
					26 400	25,50	1 October 2003
					19 200	44,00	1 November 2003
					12 760	40,00	1 July 2004
					25 000	45,05	1 August 2004
					38 800	44,00	1 November 2004
					25 000	45,05	1 August 2005
					49 800	45,05	1 August 2006

Share options (continued)
Equity compensation benefits for executive directors (continued)
Johnnic share options (continued)

Director's name	Balance of share options as at 1 April 2001	Number of share options allocated during the year	Date of allocation	Balance of share options as at 31 March 2002	Exercisable number of share options	Allocation price R	Exercisable date
ALTERNATE DIRECTOR							
RK Jackson	99 200			99 200	2 640	25,50	1 October 2000
					18 500	43,75	2 October 2000
					880	40,00	1 July 2001
					2 640	25,50	1 October 2001
					12 620	44,00	1 November 2001
					880	40,00	1 July 2002
					2 640	25,50	1 October 2002
					12 620	44,00	1 November 2002
					880	40,00	1 July 2003
					5 280	25,50	1 October 2003
					12 620	44,00	1 November 2003
					1 760	40,00	1 July 2004
					25 240	44,00	1 November 2004
	1 114 420	124 800		1 239 220	1 239 220		
In addition the following M-Cell share options have been allocated to Johnnic directors:							
J Charnley	–	280 000	28 September 2001	280 000	93 333	13,53	28 September 2002
					93 333	13,53	28 September 2003
					93 334	13,53	28 September 2004
P Edwards	–	500 000	28 September 2001	500 000	500 000	13,53	1 July 2002

None of the directors exercised any of their share options during the year ended 31 March 2002.

Contents

Statement of Directors' Responsibilities

The directors are required by the Companies Act to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the Company and the Group as at the end of the financial year and the profit or loss for that year, in conformity with South African Statements of Generally Accepted Accounting Practice. The annual financial statements are the responsibility of the directors and it is the responsibility of the external auditors to report thereon. Their report to the members of the Company is set out on page 33 of this annual report.

To enable the directors to meet these responsibilities, the board of directors sets standards and implements systems of internal control aimed at reducing the risk of error or loss in a cost-effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the Group, and all employees are required to maintain the highest ethical standards in ensuring that the Group's business practices are conducted in a manner which in all reasonable circumstances is above reproach. The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the independent external auditors on the result of their audit, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

In preparing the annual financial statements the Group has complied with South African Statements of Generally Accepted Accounting Practice. These are based on appropriate accounting policies, which have been consistently applied and which have been supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the annual financial statements fairly present the financial position of the Company and the Group as at 31 March 2002, and the results of the operations and cash flow information for the year then ended.

The annual financial statements have been prepared on a going concern basis and the directors have every reason to believe that the businesses will be going concerns in the year ahead.

Directors' Approval of the Annual Financial Statements

The annual financial statements and Group annual financial statements which appear on pages 34 to 83 were approved by the board of directors on 25 June 2002 and are signed on its behalf by:

MC Ramaphosa
Chairman

JRD Modise
Chief Operating Officer

Certificate by the Company Secretary

In my capacity as Company secretary, I hereby confirm, in terms of the Companies Act, 1973, as amended, that for the year ended 31 March 2002, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that such returns are true, correct and up to date.

Michael RD Boyns
Company Secretary
Johannesburg
25 June 2002

Report of the Independent Auditors

To the members of Johnnic Holdings Limited

We have audited the annual financial statements and Group annual financial statements set out on pages 34 to 83 for the year ended 31 March 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors
Chartered Accountants (SA)
Woodmead
25 June 2002

The directors have pleasure in presenting their report and audited financial statements for the year ended 31 March 2002.

Nature of business

Johnnic Holdings Limited ("Johnnic") is an industrial holding company with interests in the telecommunications, media and entertainment businesses. Details concerning the activities of the Group are incorporated in the chief operating officer's review.

Share capital

Authorised share capital

There has been no change in the authorised share capital of the Company.

Issued share capital

During the year under review the issued share capital was increased by the allotment and issue of 55 530 shares to current and former employees who exercised options to purchase ordinary shares in the Company at prices ranging between R20,09 and R40,00 per share. Included in this category are employees of Anglo American Platinum Corporation Limited ("Anglo Platinum") and JCI Limited ("JCI") who received share options prior to the restructuring of Johannesburg Consolidated Investment Company, Limited.

The issued share capital was further increased by the allotment and issue of 1 609 064 ordinary shares at R44,19 each on 7 August 2001 in respect of the capitalisation award applicable to the final dividend in respect of the year ended 31 March 2001.

Accordingly, at 31 March 2002, the issued share capital of the Company was R16 428 471 comprising 164 284 706 ordinary shares of 10 cents each.

Subsequent to the year end, a further 600 ordinary shares were allotted and issued in terms of the share option scheme.

Unissued share capital

The unissued ordinary shares are the subject of a general authority granted to the directors in terms of Section 221 of the Companies Act. As this general authority remains valid only until the next annual general meeting, which is to be held on 29 October 2002, members will be asked at that meeting to consider an ordinary resolution placing the said ordinary shares under the control of the directors until the year 2003 annual general meeting.

Acquisition of Company's own shares

At the last annual general meeting shareholders gave the Company, or a subsidiary, a general approval in terms of section 85 and 89 of the Companies Act, for the acquisition of shares of the Company. As this general approval remains valid only until the next annual general meeting, which is to be held on 29 October 2002, members will be asked at that meeting to consider a special resolution to renew this general approval until the year 2003 annual general meeting.

Major shareholders

According to an analysis of the Company's share registers at 31 March 2002 the following shareholders beneficially held shares in excess of 5% of the ordinary share capital of the Company:

	Number of shares	% of issued share capital
Metlife Funds	18 038 027	10,98
Old Mutual Main Account	15 867 753	9,66
B.o.E. Private Bank	14 157 277	8,62
Public Investment Commissioner	12 407 740	7,55
Sanlam Main Account	9 374 369	5,71

The Company is controlled by the National Empowerment Consortium ("NEC") which holds 28,41% of the Company's issued share capital. The members of the NEC hold their shares in the Company in various capacities but vote their shares through a voting pool agreement.

The Johnnic share option scheme

The Company has a share option scheme to provide nominated Group executive directors and staff with an additional incentive to contribute to the Company's continuing growth and profitability. In addition, options continue to be held by executives of Anglo Platinum and JCI who received share options prior to the restructuring of Johannesburg Consolidated Investment Company, Limited.

The Johnnic share incentive scheme ("the scheme") has not been updated for a considerable time. The rules are therefore dated and need to be revised to conform with current practices relating to schemes of this nature.

Members will be asked at the forthcoming annual general meeting to consider an ordinary resolution to amend the rules of the scheme.

The following information is provided in accordance with the provisions of the share option scheme:

	31 March 2002	2001
Maximum number of ordinary shares that may be allocated	**12 000 000**	12 000 000
Number of options granted at beginning of year	**7 824 382**	7 842 462
Number of options granted during the year at R45,05 each	**124 800**	–
Number of options which lapsed during the year	**(7 880)**	(18 080)
Number of options granted at end of year	**7 941 302**	7 824 382
Number of ordinary shares reserved for the share option scheme at 31 March 2002	**4 058 698**	4 175 538

Subsequent to the financial year end, a further 139 680 options were granted at R42,90 each.

Share capital (continued)

The Johnnic share option scheme (continued)

Details of the Company's equity compensation benefits are set out in Annexure 5 on page 83.

The following options held by directors and alternate directors are outstanding and must be exercised within a period of 10 years from the date granted:

Date granted	Number of share options not yet exercised	Subscription price (R)
2 October 1995	18 500	43,75
1 November 1997	45 000	54,00
31 December 1997	25 920	51,80
1 October 1998	101 200	25,50
1 July 1999	64 700	40,00
1 September 1999	112 500	41,50
23 September 1999	220 000	39,00
2 November 1999	526 600	44,00
1 August 2001	124 800	45,05
	1 239 220	

Share Transactions Totally Electronic ("STRATE")

The Company's share settlement process was transferred to STRATE on 5 November 2001. The move to STRATE will ensure the Company's participation in a sophisticated settlement process in line with international best practice.

Shareholders, who have not already done so, are encouraged to convert their paper share certificates to the electronic format prior to 29 September 2002 when the insurance cover provided by Lloyds of London to cover loss or claims arising from any tainted share certificates that may exist in the market place, terminates.

Investments

The Company has continued with its liquidation of non-core investments and received cash inflows from the following transactions undertaken during the financial year:

- A further portion of MIH Limited Class "A" ordinary shares for a cash consideration of R44,2 million;
- The remaining interest in South African Breweries plc shares for a cash consideration of R97,7 million;
- A further R22,9 million liquidation dividend received from The Premier Group Limited; and
- Properties which included Steenberg Vineyards and Atlantic Beach Golf Estate for R165,0 million.

Subsidiary companies

A list of major subsidiaries, material to the financial position of the Company, is set out in Annexure 2 which forms part of this report. The interest of the Company in the attributable profits and losses of its subsidiaries after taking into account taxation and outside shareholders' interest for the year ended 31 March 2002 was:

	Year ended 31 March 2002 Rm	Year ended 31 March 2001 Rm
Profits	**1 523,3**	1 454,0
Losses	**1 249,3**	385,2

Details of special and material ordinary resolutions passed at general meetings of subsidiary companies since 1 April 2001 are:

Change of name

- To Gallo Africa Limited from Gallo (Africa) Limited;
- To I-Net Bridge Retail Financial Solutions Limited from Eastern Province Newspapers Limited;
- To Johnnic Book Retail Limited from Central News Agency Limited;
- To Johnnic Publishing Eastern Cape (Proprietary) Limited from Times Media Eastern Cape (Proprietary) Limited;
- To LeadTrain (Proprietary) Limited from Xantium Trading 30 (Proprietary) Limited;
- To Map Integration Technologies (Proprietary) Limited from Struik Book Distributors (Proprietary) Limited;
- To MTN International (Mauritius) Limited from Mobile Telephone Networks International Limited;
- To MTN Network Solutions (Proprietary) Limited from Citec (Proprietary) Limited;
- To MTN International (Proprietary) Limited from Mobile Telephone Networks (Africa) (Proprietary) Limited;
- To My Acre of Africa Management (Proprietary) Limited from My Acre of Africa Productions (Proprietary) Limited;
- To Nu Metro Distribution (Proprietary) Limited from Warner Nu Metro Distribution (Proprietary) Limited;
- To Nu Metro Home Entertainment (Proprietary) Limited from Nu Metro Video (Proprietary) Limited;
- To Struik Book Distributors (Proprietary) Limited from College of Careers (Proprietary) Limited; and
- To Virtually HR (Proprietary) Limited from Seamo Investments 79 (Proprietary) Limited.

Adoption of new memorandum and articles of association

- I-Net Bridge Retail Financial Solutions Limited;
- Music for Pleasure (Proprietary) Limited; and
- Picasso Headline (Proprietary) Limited.

Adoption of new articles of association

- Chappell Music (Africa) (Proprietary) Limited;
- Mobile Telephone Networks (Proprietary) Limited;
- MTN International (Proprietary) Limited; and
- Mobile Telephone Networks Holdings (Proprietary) Limited.

Subsidiary companies (continued)

Amendments to memorandum of association in respect of new main business and object

- LeadTrain (Proprietary) Limited;
- Map Integration Technologies (Proprietary) Limited;
- My Acre of Africa Management (Proprietary) Limited;
- Nu Metro Home Entertainment (Proprietary) Limited;
- Struik Book Distributors (Proprietary) Limited; and
- Virtually HR (Proprietary) Limited.

Amendment to memorandum of association to convert from "A" and "B" shares to ordinary shares

- Music for Pleasure (Proprietary) Limited.

Amendment to memorandum of association to subdivide shares

- Forum SA Trading 44 (Proprietary) Limited.

Amendment to articles of association providing for share buy-backs

- I-Net Bridge (Proprietary) Limited.

Amendment to articles of association providing for the minimum number of directors and a quorum for directors' meetings

- Johnnic Publishing Eastern Cape (Proprietary) Limited.

Results of operations

The results of operations for the year under review are set out in the accompanying income statements. Group attributable earnings amounted to R274,0 million (2001: R1 082,9 million) and was derived as follows:

	Year ended 31 March 2002 Rm	Year ended 31 March 2001 Rm
Continuing operations	**471,6**	672,5
Telecommunications	**444,2**	423,4
Entertainment	**29,2**	(2,1)
Media	**94,9**	65,1
Digital Media	**(22,9)**	(22,6)
Interest and other	**(82,2)**	104,9
Continuing operations, excluding foreign exchange gains	**463,2**	568,7
Foreign exchange gains – net	**8,4**	103,8
Discontinuing operations	**41,3**	10,1
South African Breweries plc	**1,7**	4,9
Johnnic Properties	**16,7**	5,2
The Premier Group Limited	**22,9**	–
Headline earnings	**512,9**	682,6
Goodwill amortisation after minority interests	**(158,3)**	(88,6)
Exceptional items after taxation and minority interests	**(80,6)**	488,9
Attributable earnings	**274,0**	1 082,9

Dividend

Johnnic's businesses operate in high-growth sectors. The Group has adopted a dividend policy that will allow the businesses to retain and reinvest the bulk of the cash generated to fund future growth. A long term target dividend cover ratio of between 5 to 6 times headline earnings has been adopted. As a result of the increased funding requirement for M-Cell Limited's ("M-Cell") expansion into Africa, the Johnnic subsidiary M-Cell, has resolved to utilise retained earnings to reduce borrowings put in place to fund the expansion, and therefore the M-Cell directors have decided not to declare any dividends in the current year.

Because subsidiaries Johnnic Communications Limited and M-Cell have not declared a dividend for the year under review, the Company's board of directors has resolved not to declare a dividend for the year ended 31 March 2002.

Directorate

The names of the directors in office at the date of this report are set out on page 90 of the annual report.

The following changes to the board of directors have taken place since the date of the last annual report.

Appointments

Directors

ME Ramano	1 October 2001
SW Moutloatse	22 March 2002

Resignations

Directors

DDB Band	6 September 2001
LW Mokwana	21 January 2002
PE Mabyana	14 March 2002
P Edwards	25 June 2002

Alternate director

K Pillay	21 January 2002

In terms of article 83 of the Company's articles of association, Messrs CB Brayshaw, PM Jenkins, PF Nhleko and TRA Oliphant retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election as directors. In addition, shareholders will be requested to confirm the appointments of Messrs SW Moutloatse and ME Ramano as directors of the Company.

Directorate (continued)

Shareholdings

The interests of the directors and alternate directors in the ordinary shares of the Company were as follows:

	31 March	
	2002	2001
Beneficial	–	–
Non-beneficial	–	–
Options	**1 239 220**	1 114 420

On 2 April 2002 a further 82 480 options were granted to a director and alternate director. No other changes in the foregoing interests have taken place between 31 March 2002 and the date of this report.

Service contracts

The Company does not have any service contracts with any of its directors or alternate directors, with the exception of Paul Edwards and Russell Jackson, who have notice periods exceeding one month, or which would require provision in excess of one month's salary in respect of compensation and benefits.

Russell Jackson has a notice period of one year and Paul Edwards, subsequent to his resignation on 1 July 2002, as Chief Executive Officer of M-Cell and a director of the Group, will fulfill the remainder of his service obligation as an advisor to M-Cell until 31 July 2003.

Company secretary

The Company's secretary is Mr MRD Boyns and his business and postal addresses are reflected on page 90 of this annual report.

Auditors

Deloitte & Touche will continue in office in accordance with section 270 (2) of the Companies Act, 1973.

Post balance sheet events

Investments in preference shares in companies in which the executive directors, P Edwards, I Charnley, JRD Modise and RK Jackson (alternate director), are shareholders

Subsequent to the year end, preference shares in 51 Harrow Road Sandhurst (Proprietary) Limited, I Charnley – Dainfern (Proprietary) Limited, Modise Hospitality – Atlantic Beach (Proprietary) Limited and Bunker Hills Investment (Proprietary) Limited were fully redeemed.

Other post balance sheet events

Other material events that have occurred subsequent to the year end have been detailed in note 52 to the annual financial statements.

Johannesburg
25 June 2002

Income Statements

for the year ended 31 March 2002

Company 2001 Rm	Company 2002 Rm		Notes	Group 2002 Rm	Group 2001 Rm
45,2	**9,2**	**Revenue**	3	**15 666,6**	11 060,3
(5,9)	**(5,2)**	Cost of sales		**(7 164,8)**	(5 135,6)
39,3	**4,0**	**Gross profit**		**8 501,8**	5 924,7
40,9	**(18,0)**	Operating expenses – net of sundry income	5	**(4 525,1)**	(2 897,8)
80,2	**(14,0)**	**Earnings (loss) before interest, taxation, depreciation and amortisation ("Ebitda")**		**3 976,7**	3 026,9
(3,3)	**(2,6)**	Depreciation	6	**(1 194,1)**	(793,9)
–	**–**	Amortisation	7	**(354,4)**	(163,2)
76,9	**(16,6)**	**Profit (loss) from operations before goodwill amortisation**		**2 428,2**	2 069,8
		Goodwill amortisation	16	**(525,7)**	(321,3)
76,9	**(16,6)**	**Profit (loss) from operations**		**1 902,5**	1 748,5
(5,9)	**(47,4)**	Finance costs	8	**(580,1)**	(311,5)
227,0	**21,5**	Finance income	9	**192,2**	166,9
		Share of profits of associated companies		**199,6**	173,6
298,0	**(42,5)**	**Profit (loss) before exceptional items and taxation**		**1 714,2**	1 777,5
(471,2)	**2 425,8**	Exceptional items	10	**(86,8)**	470,5
(173,2)	**2 383,3**	**Profit (loss) before taxation**		**1 627,4**	2 248,0
–	**–**	Taxation	11	**(970,4)**	(639,3)
(173,2)	**2 383,3**	**Profit (loss) after taxation**		**657,0**	1 608,7
		Minority interests		**(383,0)**	(525,8)
(173,2)	**2 383,3**	**Attributable earnings (loss)**		**274,0**	1 082,9
		Basic earnings per ordinary share (cents)	12		
		– headline		**313**	420
		– attributable		**167**	667
		Diluted earnings per ordinary share (cents)	12		
		– headline		**311**	418
		– attributable		**166**	663
		Dividend per ordinary share (cents)	13	**–**	95

Company 2001 Rm	Company 2002 Rm		Notes	Group 2002 Rm	Group 2001 Rm
		ASSETS			
1 474,7	**3 823,9**	**Non-current assets**		**23 959,4**	19 675,4
44,1	**1,1**	Property, plant and equipment	15	**8 952,2**	6 231,9
–	–	Goodwill	16	**9 523,8**	8 656,5
–	–	Intangible assets	17	**3 777,5**	2 901,7
–	–	Investment property	18	**0,2**	0,2
790,9	**3 653,2**	Interests in subsidiaries	19		
–	–	Interests in associated companies	20	**972,0**	898,4
135,3	**166,2**	Investments	21	**188,5**	161,0
–	–	Deferred taxation	30	**138,4**	88,8
–	–	Non-current prepaid taxation		**43,8**	–
504,4	**3,4**	Loans	22	**363,0**	736,9
29,1	**7,9**	**Current assets**		**5 553,3**	4 065,5
6,2	–	Inventories	23	**843,6**	532,4
9,5	**1,8**	Trade and other receivables	24	**3 122,5**	2 088,6
3,1	–	Taxation prepaid		**2,0**	11,6
–	–	Marketable properties	25	**46,3**	155,3
–	–	Listed equities	26	**65,1**	325,9
10,3	**6,1**	Bank balances, deposits and cash		**1 473,8**	951,7
1 503,8	**3 831,8**	**Total assets**		**29 512,7**	23 740,9
		EQUITY AND LIABILITIES			
		Capital and reserves			
593,7	**665,8**	Share capital and premium	27	**665,8**	593,7
406,2	**219,8**	Accumulated profits		**3 921,8**	3 388,5
82,1	**2 497,4**	Other reserves	28	**760,8**	686,6
1 082,0	**3 383,0**	**Ordinary shareholders' interest**		**5 348,4**	4 668,8
		Minority interests		**11 353,4**	9 110,9
1 082,0	**3 383,0**	**Total equity**		**16 701,8**	13 779,7
–	**0,5**	**Non-current liabilities**		**6 470,0**	4 982,9
–	**0,5**	Long term borrowings	29	**5 442,1**	4 179,4
–	–	Provision for post-retirement medical costs		**108,0**	96,1
–	–	Deferred taxation	30	**919,9**	707,4
421,8	**448,3**	**Current liabilities**		**6 340,9**	4 978,3
28,6	**9,0**	Trade and other payables	31	**3 620,4**	3 154,1
15,1	**4,6**	Provisions	32	**827,0**	129,4
–	–	Tax liabilities		**349,3**	493,2
378,1	**434,7**	Bank overdrafts and other short term borrowings	29	**1 544,2**	1 201,6
1 503,8	**3 831,8**	**Total equity and liabilities**		**29 512,7**	23 740,9

Cash Flow Statements

for the year ended 31 March 2002

Company 2001 Rm	Company 2002 Rm		Notes	Group 2002 Rm	Group 2001 Rm
		OPERATING ACTIVITIES			
58,9	**11,3**	Cash receipts from customers		**15 464,3**	12 050,7
(115,1)	**(54,0)**	Cash paid to suppliers and employees		**(10 860,7)**	(8 684,0)
(56,2)	**(42,7)**	Net cash generated by (used in) operations	35	**4 603,6**	3 366,7
(5,9)	**(47,4)**	Finance costs	35	**(560,5)**	(311,5)
147,0	**9,8**	Finance income	35	**150,9**	161,7
(3,1)	**–**	Taxation paid		**(940,6)**	(38,1)
81,8	**(80,3)**	**Net cash from (used in) operating activities**		**3 253,4**	3 178,8
		INVESTING ACTIVITIES			
–	**–**	Finance costs	35	**(19,6)**	–
80,0	**1,7**	Cash income from investments	36	**75,5**	20,6
–	**–**	Net proceeds on disposal of investments	37	**176,8**	1 080,0
–	**0,7**	Proceeds on disposal of property, plant and equipment		**21,0**	67,4
–	**–**	Proceeds on disposal of marketable properties		**–**	101,4
–	**–**	Acquisition of minority interests in subsidiaries	37	**(928,3)**	(2 575,3)
(1,0)	**(3,2)**	Acquisition of property, plant and equipment	39	**(3 470,8)**	(2 371,7)
(1,0)	**(3,2)**	– to maintain operations		**(292,9)**	(97,2)
–	**–**	– to expand operations		**(3 177,9)**	(2 274,5)
–	**–**	Acquisition of intangible assets	17	**(233,3)**	(2 387,2)
–	**–**	Acquisition of interests in joint ventures		**–**	(90,9)
–	**–**	Acquisition of other investments	37	**(22,9)**	(65,5)
–	**–**	Acquisition of marketable properties		**–**	(12,2)
(575,1)	**(437,1)**	Net decrease in amount owing to subsidiaries	37		
–	**–**	Net assets of subsidiaries and joint ventures acquired less disposals	38	**(12,2)**	(5,8)
–	**43,8**	Proceeds on disposal of a subsidiary	37		
(503,9)	**495,4**	Net increase (decrease) in long term receivables		**377,0**	(498,2)
–	**–**	Net decrease (increase) in loans to employee share incentive schemes and other	37	**30,1**	(12,8)
(1 000,0)	**101,3**	**Net cash (used in) from investing activities**		**(4 006,7)**	(6 750,2)
		FINANCING ACTIVITIES			
(126,6)	**(83,4)**	Cash dividends paid	40	**(83,4)**	(126,6)
–	**–**	Net increase in borrowings		**66,5**	2 546,7
11,3	**1,1**	Shareholder funding net of share issue expenses		**1,1**	11,3
–	**–**	Repayment of shareholders' loans		**–**	(351,8)
–	**–**	Proceeds on issue of convertible debentures		**–**	65,0
–	**0,7**	Additional obligations under finance leases		**2,1**	–
–	**–**	Funding received from outside shareholders		**566,7**	774,3
(115,3)	**(81,6)**	**Net cash from (used in) financing activities**		**553,0**	2 918,9
(1 033,5)	**(60,6)**	**Net decrease in cash and cash equivalents**		**(200,3)**	(652,5)
665,7	**(367,8)**	**Cash and cash equivalents at beginning of year**		**321,7**	985,3
		Foreign entities translation adjustment		**118,7**	(11,1)
(367,8)	**(428,4)**	**Cash and cash equivalents at end of year**	41	**240,1**	321,7

Statements of Changes in Shareholders' Equity

GROUP	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2000	16,2	566,2	2 405,0	561,5	**3 548,9**
Change in accounting policy in respect of depreciation			(11,8)		**(11,8)**
Restated balance at 31 March 2000	16,2	566,2	2 393,2	561,5	**3 537,1**
Adjustment arising on changes in the composition of the Group			(0,3)	(9,4)	**(9,7)**
Net profit attributable to ordinary shareholders for the year			1 082,9		**1 082,9**
Net transfers between reserves			(54,6)	54,6	**–**
Net exchange differences arising on translation of foreign entities				46,8	**46,8**
Share capital issued at a premium less share issue expenses	0,1	11,2			**11,3**
Capitalisation share award and dividends			(154,4)	77,2	**(77,2)**
Net unrealised gain arising on revaluation of listed equities				33,1	**33,1**
Variation of interest in subsidiaries			(32,7)		**(32,7)**
Balance at 31 March 2001 as reported	**16,3**	**577,4**	**3 234,1**	**763,8**	4 591,6
Change in accounting policy in respect of dividends			**154,4**	**(77,2)**	77,2
Restated balance at 31 March 2001	**16,3**	**577,4**	**3 388,5**	**686,6**	**4 668,8**
Adjustment arising on changes in the composition of the Group				**(45,4)**	**(45,4)**
Net profit attributable to ordinary shareholders for the year			**274,0**		**274,0**
Net transfers between reserves			**(29,5)**	**29,5**	**–**
Net exchange differences arising on translation of foreign entities				**215,2**	**215,2**
Share capital issued at a premium less share issue expenses		**1,1**			**1,1**
Capitalisation share award and dividends (Note 13)	**0,1**	**70,9**	**(154,4)**		**(83,4)**
Prior year fair value adjustment released on disposal/revaluation of listed equities				**(126,0)**	**(126,0)**
Goodwill and variation of interest in subsidiaries			**445,0**		**445,0**
Other			**(1,8)**	**0,9**	**(0,9)**
Balance at 31 March 2002	**16,4**	**649,4**	**3 921,8**	**760,8**	**5 348,4**
Notes	27	27		28	

COMPANY	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2000	16,2	566,2	579,4	82,1	**1 243,9**
Net loss attributable to ordinary shareholders for the year			(173,2)		**(173,2)**
Share capital issued at a premium less share issue expenses	0,1	11,2			**11,3**
Capitalisation share award and dividends			(154,4)	77,2	**(77,2)**
Balance at 31 March 2001 as reported	**16,3**	**577,4**	**251,8**	**159,3**	**1 004,8**
Change in accounting policy in respect of dividends			**154,4**	**(77,2)**	**77,2**
Restated balance at 31 March 2001	**16,3**	**577,4**	**406,2**	**82,1**	**1 082,0**
Net profit attributable to ordinary shareholders for the year			**2 383,3**		**2 383,3**
Net transfers between reserves			**(2 415,3)**	**2 415,3**	**–**
Share capital issued at a premium less share issue expenses		**1,1**			**1,1**
Capitalisation share award and dividends (Note 13)	**0,1**	**70,9**	**(154,4)**		**(83,4)**
Balance at 31 March 2002	**16,4**	**649,4**	**219,8**	**2 497,4**	**3 383,0**
Notes	27	27		28	

1. Presentation of financial statements

These financial statements are presented in South African rands since that is the currency in which the majority of the Group's transactions are denominated.

In the current year's financial statements, the following principal accounting policies are consistent in all material respects with those of the previous year, except for revised accounting statements that have been implemented in the current year, being the recognition of dividends when paid and the depreciation of properties previously classified as investment properties.

2. Summary of principal accounting policies

The financial statements have been prepared under the historical cost convention, except for the revaluation of listed equities and properties, in accordance with South African Statements of Generally Accepted Accounting Practice.

The accounting policies remain unchanged from the previous year with the exception of the following newly adopted accounting policies referred to in the subsequent paragraphs.

- AC 135 "Investment Properties";
- AC 116 "Employee Benefits (Revised April 2001)"; and
- AC 107 "Post balance sheet events"

The principal accounting policies adopted are set out below:

Basis of consolidation
The Group financial statements incorporate the financial statements of Johnnic Holdings Limited and all its subsidiaries for the year ended 31 March 2002. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material intercompany transactions and balances between Group enterprises are eliminated on consolidation.

Interests in associated companies
An associated company is an enterprise over which the Group exercises significant influence over its financial and operating policies, but which it does not control.

Investments in associated undertakings are accounted for using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

The Group's share of post-acquisition reserves of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments, and the annual contribution attributable to the Group is transferred to non-distributable reserves.

Where the Group transacts with an associate, unrealised profits and losses are eliminated to the extent of the Groups' interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Interests in joint ventures
A joint venture is a contractual arrangement whereby the Group and the other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions subsequent to 31 March 2000 is reported in the balance sheet as intangible assets, and is amortised on a straight-line basis over its estimated useful life, but not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of income.

Summary of principal accounting policies (continued)

Listed equities

Marketable securities are carried at market value, or realisation price, and are shown under current assets, as listed equities. Market value is calculated by reference to the stock exchange quoted selling price at the close of business at the balance sheet date.

The unrealised gains or losses on the revaluation of marketable securities are transferred to a revaluation surplus.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement. Furthermore, any amounts in revaluation and other reserves, relating to that marketable security, are also transferred to the income statement.

Investments

Investments, including those in subsidiaries, are stated at cost, less amounts written off where there has been a permanent diminution in value.

Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the effective date of acquisition. Where such fair value is not readily determinable, the cost is based on fair value of the asset given up.

Long term investments where the Group is not in a position to exercise significant influence or joint control, are stated at cost less impairment loss, where the investment's carrying amount exceeds its estimated recoverable amount.

Revenue recognition

Revenue, which excludes value-added taxation, comprises:

(a) The gross invoiced value, before charging discounts and commissions of outgoing airtime and associated revenues; and incoming call and roaming revenues;

(b) The net invoiced value, after charging discounts and commissions, of sales of cellular telephones and accessories and goods and services provided to third parties, with the exception of (a) above.

Revenue is recognised at the date of publication or the date that goods are delivered to customers or services provided.

Other income earned by the Group is recognised on the following bases:

- Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable;
- Dividend income from investments is recognised when received; and
- Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Music, film and video contract advances

Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitment and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or resale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings is capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave and other vested and non-vested short term benefits expected to arise in the ordinary course of business.

Summary of principal accounting policies (continued)
Employee benefits (continued)
Equity compensation plans
Where employees exercise options in terms of the rules and regulations of the Johnnic share option scheme, shares are issued to participants as beneficial owners. The directors procure a listing of these shares on the JSE Securities Exchange South Africa on which the Company's shares are listed and quoted. In exchange, employees entitled to such share options pay in cash a consideration equal to the option price allocated to them. The nominal value of shares issued is credited to share capital and the difference between the nominal value and the option price is credited to share premium.

Termination benefits
Termination benefits are charged against income when the Group is committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits
The cost of post-retirement benefits is made up of those obligations which the Group has towards current and retired employees. These obligations can be divided into the following categories, and are determined as set out below:

Defined contribution plans
Retirement and provident funds
Contributions to defined contribution plans in respect of services during a period, are recognised as an expense in that period.

Defined benefit plans
Pension funds
The current cost in respect of defined benefits plans is recognised as an expense in the current period. Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's pension obligations and the fair value of the plan assets are amortised over the expected average remaining working lives of the participating employees. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of planned amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees, using the projected unit credit method. The funds are actuarially valued every three years.

Post-retirement medical aid costs
The post-retirement medical aid liability is recognised as an expense systematically over the remaining service period of employees using the projected unit credit method.

Independent actuarial valuations are conducted every three years. Experience adjustments, the effects of changes in actuarial assumptions and the effects of planned amendments in respect of eligible employees are recognised as an expense or income systematically over the remaining service period of those employees. Adjustments pertaining to retired employees are recognised immediately as an expense. Between actuarial valuations the provision is adjusted in accordance with rates supplied by the actuaries.

Earnings per ordinary share
Attributable earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the earnings attributable to ordinary shareholders, after excluding exceptional items and goodwill. Details of the adjustments to earnings attributable to ordinary shareholders are provided in Note 12 to the annual financial statements.

Diluted attributable earnings per ordinary share is calculated on the diluted weighted average number of ordinary shares in issue based on:

- The weighted number of ordinary shares in issue to which is added,

- The weighted average number of options allocated in terms of the share options scheme multiplied by the weighted average option price divided by the average annual price of the ordinary shares on the JSE Securities Exchange South Africa.

Dividends declared
Dividends proposed and related taxation thereon at reporting intervals are charged to income when the dividend is declared.

Deferred taxation
Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current enacted tax rates are used to determine deferred taxation.

Under this method the Group is required to make provision for deferred taxation on the revaluations of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxation, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

Summary of principal accounting policies (continued)
Deferred taxation (continued)
No deferred taxation is recognised if the temporary differences arise from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

The principal temporary differences arise from depreciation on property, plant and equipment, revaluations of certain non-current assets, provisions for pensions and other post- retirement expenses and tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Property, plant and equipment
Property, plant and equipment, other than land, are stated at cost less accumulated depreciation.

Depreciation is charged to write off the cost of property, plant and equipment to their estimated residual values (other than properties under construction) over their estimated useful lives using the straight-line method, on the following bases:

Plant, furniture and equipment	10-50% per annum
Buildings	2-20% per annum
Leasehold improvements	10-20% per annum
(leasehold improvements are depreciated over the term of the lease)	
Aircraft and vehicles	20-25% per annum

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The surplus or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset and is recognised in income when the asset is sold or retired.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (i.e. impairment losses are recognised).

Investment property
Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation. Depreciation is charged so as to write off the cost of investment property to its estimated residual value over its estimated useful life using the straight-line method at 3% per annum.

Impairment
An annual impairment review of assets is carried out by comparing the net book value of the assets with their recoverable amount. Recoverable amounts are based on the higher of the value in use and the net selling price.

Value in use is determined by applying a discount rate to the anticipated pre-tax cash flow for the remaining useful life of the asset.

Where the recoverable amount is less than the net book value, the impairment is charged against income to reduce the carrying amount of the affected assets to recoverable amounts. The revised carrying amounts are amortised on a systematic basis over the remaining useful life of such affected assets.

Patents and trademarks
The initial cost of acquiring patents, trademarks and licences is capitalised as an intangible asset and amortised on a straight-line basis over the expected useful life of the asset, which is on average 10 years, but generally not exceeding 20 years. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. The cost of renewing patents and trademarks is charged to the income statement when incurred.

Publishing titles
The cost of acquiring publishing titles is capitalised as an intangible asset and amortised on a straight line basis over 5 years. Costs to develop publishing titles internally, are charged to the income statement when incurred.

Other intangible assets
Connection incentives costs of all cellular subscribers with fixed period contracts are capitalised and amortised over one year. The capitalisation of these costs is limited to the net connection incentive costs paid to service providers.

The cellular licence fees and certain other items of deferred expenditure which are considered to have an enduring benefit are capitalised and amortised on the straight-line basis over an appropriate period so as to match expenditures with future related economic benefits. The amortisation periods are as follows:

Licence fees	10 – 15 years
Other intangible assets	5 years

Inventories
Inventories are stated at the lower of cost or net realisable value on a weighted average and first-in first-out basis. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Where appropriate, provision is made for slow moving, obsolete and defective inventories.

Summary of principal accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, deposits and cash, net of bank overdrafts for purposes of the cash flow statement.

Provisions

A provision is recognised when there is a legal or constructive obligation, as a result of past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Foreign currencies

In order to hedge its exposure to foreign exchange risks, the Group utilises financial instruments including forward exchange contracts in the management of exchange rate exposures. Transactions in foreign currencies are recorded at spot rates ruling on the transaction date. Where a related forward exchange contract is entered into, the costs of hedging are included in the measurement of the underlying transaction. Assets and liabilities in foreign currencies are translated to rand at rates of exchange ruling at the end of the financial year. Translation gains and losses are included in the results for the year.

Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked to market at year end and the exchange differences are included in the income statement.

Financial statements of foreign entities are translated to rand as follows:

- Assets and liabilities at rates of exchange ruling at the end of the year; and
- Income statement items at the weighted average rates of exchange for the year.

  Differences arising on translation are taken directly to non-distributable reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity subsequent to 31 March 2000 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial assets

The Group's principal financial assets are bank balances, deposit and cash, trade and other receivables and listed equity investments. Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments, where the Group is not in a position to exercise significant influence or joint control, are stated at cost less impairment losses, where the investments' carrying amounts exceed their estimated recoverable amounts.

Financial liabilities

Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include finance lease obligations, interest bearing bank loans and overdrafts, convertible loan notes and trade and other payables.

Interest bearing bank loans and overdrafts, and convertible loan notes are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Basis of accounting for underwriting activities

Underwriting results are determined on the annual basis whereby the incurred cost of claims, commission and related expenses is charged against the earned proportion of premiums, net of reinsurance, as follows:

- claims incurred comprise claims and related expenses paid in the year and changes in the provisions for claims incurred but not reported, and related expenses, together with any other adjustments to claims from previous years. Where applicable, deductions are made for salvage and other recoveries.

- claims outstanding represent the ultimate cost of settling all claims (including direct and indirect settlement costs) arising from events that have occurred up to balance sheet date, including provision for claims incurred but not yet reported, less any amounts paid in respect of those claims. Claims outstanding are reduced by anticipated salvage and other recoveries.

Research and development

Research and development costs are expensed in the period in which they are incurred.

Comparatives

Where appropriate, comparative figures have been adjusted to conform with changes in presentation in the current year.

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		3. Revenue		
		The Group's revenue is analysed as follows:		
32,6	–	*Continuing operations*	**15 501,9**	10 915,3
–	–	Telecommunications	**12 432,0**	8 337,3
–	–	Media	**1 065,5**	947,0
–	–	Entertainment	**1 871,2**	1 539,7
–	–	Digital media	**95,3**	51,7
32,6	–	Exhibitions and other	**37,9**	39,6
12,6	**9,2**	*Discontinuing operations*	**164,7**	145,0
12,6	**9,2**	Johnnic Properties and other	**164,7**	145,0
45,2	**9,2**	**Total revenue**	**15 666,6**	11 060,3

4. Business and geographical segments

The segment information set out below is based on the requirements of AC 115 Segment Reporting (revised 1998).

4.1 Business segments

For management reporting purposes, the Group is currently organised into four operating divisions – telecommunications, media, entertainment and digital media. These divisions are the basis on which the Group reports its primary segment information as set out below:

	Telecom-munications Rm	Media Rm	Enter-tainment Rm	Digital Media Rm	Other* Rm	Group Rm
2002						
REVENUE						
External sales	**12 479,8**	**1 065,5**	**1 871,2**	**95,5**	**202,6**	**15 714,6**
Intra-segment	**(47,8)**	–	–	**(0,2)**	–	**(48,0)**
Total revenue	**12 432,0**	**1 065,5**	**1 871,2**	**95,3**	**202,6**	**15 666,6**
Intra-segment sales are charged at cost plus a percentage profit mark-up.						
EBITDA	**3 764,8**	**119,6**	**97,5**	**(18,9)**	**13,7**	**3 976,7**
Depreciation	**(1 081,6)**	**(24,9)**	**(65,0)**	**(11,9)**	**(10,7)**	**(1 194,1)**
Amortisation	**(341,2)**	**(6,3)**	–	**(7,0)**	**0,1**	**(354,4)**
Goodwill amortisation	**(592,0)**	**(2,3)**	**(5,4)**	**(7,7)**	**81,7**	**(525,7)**
Finance costs	**(447,4)**	**(6,3)**	**(54,1)**	**(5,0)**	**(67,3)**	**(580,1)**
Finance income	**130,5**	**13,1**	**14,5**	**1,6**	**32,5**	**192,2**
Share of profits (losses) of associated companies	**(4,8)**	**0,8**	**(2,5)**	**(5,3)**	**211,4**	**199,6**
Exceptional items	–	**(0,1)**	**(13,8)**	**(15,4)**	**(57,5)**	**(86,8)**
Taxation	**(900,2)**	**(21,9)**	**16,0**	**5,4**	**(69,7)**	**(970,4)**
Minority interests	**44,5**	**(0,9)**	**(0,2)**	**10,8**	**(437,2)**	**(383,0)**
Attributable earnings	**572,6**	**70,8**	**(13,0)**	**(53,4)**	**(303,0)**	**274,0**

* Other comprises the exhibition business, head office, property transactions and consolidation entries.

4. Business and geographical segments (continued)

4.1 Business segments (continued)

2002 (continued)	Telecom-munications Rm	Media Rm	Enter-tainment Rm	Digital Media Rm	Other* Rm	Group Rm
BALANCE SHEET						
Assets						
Other non-current assets	23 251,1	159,5	381,6	87,5	(892,3)	22 987,4
Current assets	4 170,1	439,6	729,9	34,3	179,4	5 553,3
Interests in associated companies	38,9	724,1	192,3	16,7	–	972,0
Total assets	27 460,1	1 323,2	1 303,8	138,5	(712,9)	29 512,7
Liabilities						
Other non-current liabilities	6 216,0	85,2	46,5	218,0	(95,7)	6 470,0
Current liabilities	4 474,4	253,0	638,0	43,0	932,5	6 340,9
Total liabilities	10 690,4	338,2	684,5	261,0	836,8	12 810,9
CASH FLOW INFORMATION						
Net cash from (used in) operating activities	2 893,9	77,7	4,5	(22,0)	299,3	3 253,4
Acquisition of property, plant and equipment	(3 355,7)	(26,4)	(75,2)	(7,8)	(5,7)	(3 470,8)
Acquisition of intangible assets	(231,5)	(1,8)	–	–	–	(233,3)
Other investing cash flows	(53,3)	(130,5)	(16,3)	(36,0)	(66,5)	(302,6)
Net cash used in investing activities	(3 640,5)	(158,7)	(91,5)	(43,8)	(72,2)	(4 006,7)
Net cash from (used in) financing activities	702,4	4,5	(94,4)	68,9	(128,4)	553,0

2001	Telecom-munications Rm	Media Rm	Enter-tainment Rm	Digital Media Rm	Other* Rm	Group Rm
REVENUE						
External sales	8 345,3	947,0	1 539,7	51,7	184,6	11 068,3
Intra-segment	(8,0)	–	–	–	–	(8,0)
Total revenue	8 337,3	947,0	1 539,7	51,7	184,6	11 060,3

Intra-segment sales are charged at cost plus a percentage profit mark-up.

	Telecom-munications Rm	Media Rm	Enter-tainment Rm	Digital Media Rm	Other* Rm	Group Rm
EBITDA	2 791,5	72,1	53,1	(24,4)	134,6	3 026,9
Depreciation	(688,5)	(25,9)	(57,4)	(9,3)	(12,8)	(793,9)
Amortisation	(148,3)	(7,8)	–	(7,1)	–	(163,2)
Goodwill amortisation	(411,2)	(1,5)	(1,7)	(2,3)	95,4	(321,3)
Finance costs	(264,6)	(2,8)	(33,1)	(2,4)	(8,6)	(311,5)
Finance income	81,6	13,2	11,5	1,4	59,2	166,9
Share of profits (losses) of associated companies	(0,6)	124,9	50,9	(2,2)	0,6	173,6
Exceptional items	–	5,1	(42,6)	(2,1)	510,1	470,5
Taxation	(585,3)	(49,0)	(11,8)	5,0	1,8	(639,3)
Minority interests	(61,1)	(19,4)	3,4	2,0	(450,7)	(525,8)
Attributable earnings	713,5	108,9	(27,7)	(41,4)	329,6	1 082,9
BALANCE SHEET						
Assets						
Other non-current assets	19 819,1	110,1	814,0	61,3	(2 027,5)	18 777,0
Current assets	2 394,8	489,3	358,0	21,5	801,9	4 065,5
Interests in associated companies	25,9	664,9	208,4	9,0	(9,8)	898,4
Total assets	22 239,8	1 264,3	1 380,4	91,8	(1 235,4)	23 740,9
Liabilities						
Other non-current liabilities	4 595,1	81,1	180,4	149,5	(23,2)	4 982,9
Current liabilities	2 734,0	165,8	543,6	20,3	1 514,6	4 978,3
Total liabilities	7 329,1	246,9	724,0	169,8	1 491,4	9 961,2

*Other comprises the exhibition business, head office, property transactions and consolidation entries.

4. Business and geographical segments (continued)

4.1 Business segments (continued)

2001 (continued)	Telecom-munications Rm	Media Rm	Enter-tainment Rm	Digital Media Rm	Other* Rm	Group Rm
CASH FLOW INFORMATION						
Net cash from (used in) operating activities	2 772,8	91,4	(107,0)	(15,9)	437,5	3 178,8
Acquisition of property, plant and equipment	(2 219,0)	(24,1)	(133,4)	(6,7)	11,5	(2 371,7)
Acquisition of intangible assets	(2 385,4)	(1,8)	–	–	–	(2 387,2)
Other investing cash flows	(59,3)	(3,9)	31,3	(17,8)	(1 941,6)	(1 991,3)
Net cash used in investing activities	(4 663,7)	(29,8)	(102,1)	(24,5)	(1 930,1)	(6 750,2)
Net cash from financing activities	2 329,8	1,5	192,6	38,0	357,0	2 918,9

*Other comprises the exhibition business, head office, property transactions and consolidation entries.

	Group 2002	Group 2001
The average number of employees for the year for each of the Group's principal divisions was as follows:		
Telecommunications	**4 107**	3 168
Media	**2 092**	2 188
Entertainment	**2 838**	2 976
Digital media	**300**	134
Exhibitions and other	**62**	92
Head office and administration	**9**	–
	9 408	8 558

4.2 Geographical segments

For management reporting purposes, the Group is organised into three geographical segments, namely, South Africa, Rest of Africa and Other overseas operations. Operations in the Rest of Africa are located in Cameroon, Ghana, Nigeria, Rwanda, Swaziland and Uganda. Other overseas operations are located in Australia, New Zealand and United Kingdom.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

Revenue by geographical market:	Group 2002 Rm	Group 2001 Rm
South Africa	**12 548,1**	10 195,2
Rest of Africa	**2 349,3**	377,1
Other overseas operations	**769,2**	488,0
	15 666,6	11 060,3

Employees by geographical location:	**2002**	2001
South Africa	**7 270**	7 368
Rest of Africa	**1 579**	511
Other overseas operations	**559**	679
	9 408	8 558

The following is an analysis of the carrying amount of segment assets, and additions to property, plant, equipment, investment properties, goodwill and intangible assets, analysed by geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant, equipment, investment properties and intangible assets	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
Assets excluding goodwill	**19 988,9**	15 084,4	**3 704,1**	4 785,3
– South Africa	**10 482,5**	10 995,5	**1 239,8**	2 047,8
– Rest of Africa	**9 210,1**	3 842,4	**2 416,8**	2 718,3
– Other overseas operations	**296,3**	246,5	**47,5**	19,2
Goodwill	**9 523,8**	8 656,5		
	29 512,7	23 740,9	**3 704,1**	4 785,3

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		5. Operating expenses – net of sundry income are stated after taking account of the following items:		
0,3	**0,9**	Auditors' remuneration	**18,2**	10,9
0,3	**0,5**	– Audit fees	**10,7**	7,7
–	**0,4**	– Fees for other services	**7,3**	3,1
–	–	– Expenses	**0,2**	0,1
–	–	Operating lease charges	**331,8**	264,4
–	–	– land and buildings	**273,3**	169,8
–	–	– equipment and vehicles	**58,5**	94,6
(66,2)	**(8,2)**	Net foreign exchange gains	**(17,7)**	(81,3)
1,3	**13,5**	Fees paid for services	**31,6**	11,5
–	**12,0**	– administrative	**6,7**	4,6
1,3	**1,5**	– secretarial	**2,8**	2,0
–	–	– technical	**22,1**	4,9
–	**(0,1)**	Surplus on disposal of property, plant and equipment (Note 15)	**(3,1)**	(24,3)
–	–	Charge for post-retirement benefits	**16,0**	6,7
0,4	–	Staff costs	**1 486,7**	1 247,7
–	–	– Salaries and wages	**1 367,3**	1 167,1
		– Retirement plan contributions		
0,4	–	– defined contribution plans	**85,7**	58,7
–	–	– defined benefit plans	**0,4**	16,4
–	–	– Termination benefits	**33,3**	5,5
–	–	Repairs and maintenance	**358,0**	183,6
–	–	Research and development	**10,4**	5,6
		6. Depreciation		
2,3	**2,0**	Plant, furniture and equipment	**1 123,8**	755,9
0,9	**0,5**	Buildings	**34,2**	7,1
0,1	**0,1**	Aircraft and vehicles	**15,9**	9,3
–	–	Leasehold improvements	**11,8**	12,4
–	–	Capitalised leased assets	**8,4**	9,2
3,3	**2,6**		**1 194,1**	793,9

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		7. Amortisation		
–	–	Licence fees	**173,6**	42,0
–	–	Connection incentives	**166,1**	102,3
–	–	Publishing titles	**6,3**	7,9
–	–	Patents and trademarks	**4,3**	1,9
–	–	Other intangible assets	**4,1**	9,1
–	–		**354,4**	163,2
		8. Finance costs		
5,9	**47,4**	Interest on borrowings	**554,7**	312,5
–	–	Foreign exchange loss related to funding of operations	**22,0**	–
–	–	Interest on obligations under finance leases	**3,4**	1,7
5,9	**47,4**	Total borrowing costs	**580,1**	314,2
–	–	Amount capitalised	–	(2,7)
5,9	**47,4**		**580,1**	311,5
		9. Finance income		
147,0	**9,8**	**Interest received**	**167,1**	166,9
94,3	**0,2**	– bank deposits	**150,9**	166,0
–	–	– foreign exchange gains related to funding of operations	**3,3**	–
–	–	– associated companies	**0,5**	–
52,7	**9,6**	– other	**12,4**	0,9
80,0	**11,7**	**Dividends received**	**25,1**	–
80,0	**10,0**	– subsidiaries		
–	**1,7**	– investments	**25,1**	–
227,0	**21,5**		**192,2**	166,9
		10. Exceptional items		
(313,8)	**(0,3)**	Investments and properties written down	**(113,4)**	(86,3)
–	**25,4**	Loan written back	**25,4**	–
		Associated companies' exceptional items	**9,2**	1,4
–	**(7,6)**	Surplus on disposal of investments	**1,2**	564,3
(61,1)	**(7,0)**	Costs associated with rationalisation and restructuring	**(9,2)**	(8,0)
–	–	Payout of share options	–	0,1
–	–	Warranty claim	–	(1,0)
(96,3)	–	Waiver of intercompany loans		
–	**2 415,3**	Dividend in specie	–	–
(471,2)	**2 425,8**		**(86,8)**	470,5

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		11. Taxation		
		Current taxation		
–	–	SA normal taxation	**746,2**	454,6
–	–	Current year	**716,7**	483,2
–	–	Prior year under (over) provision	**13,3**	(43,3)
–	–	– SA normal taxation	**13,3**	(43,2)
–	–	– Foreign income and withholding taxation	**–**	(0,1)
–	–	Secondary taxation on companies	**0,3**	6,8
–	–	Foreign and withholding taxation	**15,9**	7,9
–	–	**Deferred taxation** (Note 30)	**153,9**	131,2
–	–	Current year	**162,5**	142,2
–	–	Prior year overprovisions	**(8,6)**	(11,0)
–	–	Taxation attributable to the Company and its subsidiaries	**900,1**	585,8
		Share of taxation attributable to associated companies	**70,3**	53,5
–	–		**970,4**	639,3
		South African normal taxation is calculated at 30% (2001: 30%) of the estimated taxable income for the year. Taxation for foreign jurisdictions is calculated at the rates prevailing in the respective jurisdictions.		
		Tax losses		
195,4	**117,5**	Estimated assessable losses available for the reduction of future taxable income	**743,0**	596,6
		Tax rate reconciliation		
		The charge for the year can be reconciled to the effective rate of taxation as follows:		
%	**%**		**%**	%
30,0	**30,0**	Taxation at the standard rate	**30,0**	30,0
–	–	Tax effect of expenses that are not deductible in determining taxable profit	**13,1**	6,5
–	**0,7**	Deferred taxation not raised on assessed losses	**7,1**	2,3
(13,8)	**(0,2)**	Exempt income	**(1,2)**	(0,5)
		Effect of different tax rates of subsidiaries/associates operating in other jurisdictions	**0,4**	(0,7)
–	–	Capital profits	**–**	(1,0)
(10,4)	–	Tax effect of utilisation of tax losses not previously recognised	**(1,8)**	(2,6)
–	**(30,5)**	Exceptional items	**1,4**	(5,9)
–	–	Other temporary differences	**11,2**	–
(5,8)	–	Other	**(0,6)**	0,3
–	–	Effective rate of taxation	**59,6**	28,4

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		12. Earnings per ordinary share		
		The calculation of headline earnings per ordinary share is based on the net profit attributable to ordinary shareholders, before exceptional items and goodwill, of R512,9 million (2001: R682,6 million) and a weighted average of 163 701 873 (2001: 162 413 858) ordinary shares in issue during the year.		
		The calculation of diluted earnings per ordinary share, is based on the net profit attributable to ordinary shareholders, before exceptional items and goodwill, of R512,9 million (2001: R682,6 million), and a diluted weighted average of 165 058 736 (2001: 163 329 449) ordinary shares in issue during the year.		
		Reconciliation between attributable and headline earnings		
		Net profit attributable to ordinary shareholders for the year	**274,0**	1 082,9
		Adjustments		
		Exceptional items (Note 10)	**86,8**	(470,5)
		– holding company and subsidiaries	**77,6**	(471,9)
		– associated companies' exceptional items	**9,2**	1,4
		Taxation on adjusting items	**(5,1)**	(2,8)
		Minority interests on adjusting items	**(1,1)**	(15,6)
		Goodwill amortisation after minority interests	**158,3**	88,6
		Headline earnings	**512,9**	682,6
		Basic earnings per ordinary share (cents) – headline	**313**	420
		– attributable	**167**	667
		Diluted earnings per share (cents) – headline	**311**	418
		– attributable	**166**	663
		Potential effect of dilution (%)	**0,8**	0,6
		13. Dividends		
		Final Dividend (No. 149) of 95 cents per share declared to shareholders registered in the records of Johnnic at the close of business on 6 July 2001 and paid on 8 August 2001.		
		In terms of revised accounting statement AC 107, which was implemented in the current year, dividends are recognised when declared.		
–	**83,4**	Cash portion	**83,4**	–
–	**71,0**	Capitalisation share award	**71,0**	–
–	**154,4**		**154,4**	–

Company		Group
		2001 Rm
	14. Change in accounting policy	
	During the year the Group changed its accounting policy with respect to investment properties. The introduction of South African Accounting Standard AC 135 dealing with investment properties, no longer permits owner-occupied properties to be classified as investment properties. Consequently, buildings are now treated in accordance with South African Standard AC 123 ("Property, plant and equipment") and are depreciated over their estimated useful lives.	
	Income statement	
	Restatement of opening accumulated profits for the 2001 financial year	
	Accumulated profits at the beginning of the year as previously reported	2 405,0
	– Change in accounting policy with respect to depreciation of buildings	(11,8)
	Restated opening balance as at 31 March 2001	2 393,2
	Net profit attributable to ordinary shareholders	
	– For the year ended 31 March 2001 as previously reported	1 087,0
	– Change in accounting policy with respect to depreciation of buildings	(4,1)
	– For the year ended 31 March 2001 restated	1 082,9
	Balance sheet	
	Property, plant and equipment as at 31 March 2001 as previously reported	6 248,0
	– Depreciation of buildings	(15,9)
	– Investment property (disclosed separately in Note 18)	(0,2)
	Property, plant and equipment as at 31 March 2001 restated	6 231,9
	Investment property as at 31 March 2001 as previously reported	–
	– Transferred from property, plant and equipment	0,2
	Investment property as at 31 March 2001 restated	0,2

15. Property, plant and equipment

	Plant, furniture and equipment Rm	Freehold land and buildings Rm	Leasehold improvements Rm	Aircraft and vehicles Rm	Capitalised leased assets Rm	Total Rm
GROUP						
COST						
Balance at 31 March 2001	**7 982,8**	**549,3**	**136,9**	**58,9**	**64,3**	**8 792,2**
Reallocated to Investment Property (Note 18)	–	(0,4)	–	–	–	**(0,4)**
Restated balance at 31 March 2001	**7 982,8**	**548,9**	**136,9**	**58,9**	**64,3**	**8,791,8**
Additions at cost (Note 39)	3 133,0	248,1	51,8	37,6	0,3	**3 470,8**
Acquired on acquisition of subsidiaries	8,2	–	–	0,1	–	**8,3**
Acquired on acquisition of additional shareholding in joint ventures	5,0	–	–	–	0,1	**5,1**
Disposal of subsidiaries	(26,0)	(40,1)	–	(0,6)	–	**(66,7)**
Disposal of divisions	(6,1)	–	–	–	–	**(6,1)**
Disposals – other	(66,2)	(6,9)	(2,8)	(9,5)	(3,7)	**(89,1)**
Exchange differences	613,1	32,9	23,6	15,1	0,8	**685,5**
Impairment loss	–	(80,4)	–	–	–	**(80,4)**
Other adjustments	(6,7)	0,1	(0,3)	3,4	(0,2)	**(3,7)**
Balance at 31 March 2002	**11 637,1**	**702,6**	**209,2**	**105,0**	**61,6**	**12 715,5**
ACCUMULATED DEPRECIATION						
Balance at 31 March 2001	**2 414,9**	**42,1**	**32,7**	**22,4**	**32,1**	**2 544,2**
Change in accounting policy – prior year adjustment	–	15,9	–	–	–	**15,9**
Reallocated to Investment Property (Note 18)	–	(0,2)	–	–	–	**(0,2)**
Restated balance at 31 March 2001	**2 414,9**	**57,8**	**32,7**	**22,4**	**32,1**	**2 559,9**
Charge for the year	1 123,8	34,2	11,8	15,9	8,4	**1 194,1**
Acquired on acquisition of additional shareholding in joint ventures	3,7	–	–	–	0,1	**3,8**
Disposal of subsidiaries	(15,2)	(3,5)	–	(0,6)	–	**(19,3)**
Disposal – other	(59,8)	(1,0)	(1,4)	(7,7)	(1,3)	**(71,2)**
Exchange differences	71,2	1,0	8,8	2,6	0,1	**83,7**
Impairment loss	(3,0)	2,8	–	(0,6)	–	**(0,8)**
Revaluation increase	13,1	–	–	–	–	**13,1**
Balance at 31 March 2002	**3 548,7**	**91,3**	**51,9**	**32,0**	**39,4**	**3 763,3**
CARRYING AMOUNT						
At 31 March 2001	**5 567,9**	**507,2**	**104,2**	**36,5**	**32,2**	**6 248,0**
Restated at 31 March 2001	**5 567,9**	**491,1**	**104,2**	**36,5**	**32,2**	**6 231,9**
At 31 March 2002	**8 088,4**	**611,3**	**157,3**	**73,0**	**22,2**	**8 952,2**
SURPLUS (LOSS) ON DISPOSALS						
Proceeds	7,0	6,7	–	4,9	2,4	**21,0**
Net book value of disposals	(6,4)	(5,9)	(1,4)	(1,8)	(2,4)	**(17,9)**
Surplus (loss) on disposals	**0,6**	**0,8**	**(1,4)**	**3,1**	**–**	**3,1**

15. Property, plant and equipment (continued)

	Freehold land and buildings Rm	Plant, furniture and equipment Rm	Aircraft and vehicles Rm	Total Rm
COMPANY				
COST				
Balance at 31 March 2001	**40,7**	**18,9**	**0,6**	**60,2**
Additions at cost	1,0	1,4	0,8	**3,2**
Disposal of subsidiaries	(40,1)	(19,8)	(0,6)	**(60,5)**
Other disposals	(1,6)	–	–	**(1,6)**
Balance at 31 March 2002	–	**0,5**	**0,8**	**1,3**
ACCUMULATED DEPRECIATION				
Balance at 31 March 2001	**3,9**	**11,6**	**0,6**	**16,1**
Charge for the year	0,5	2,0	0,1	**2,6**
Disposal of subsidiaries	(3,5)	(13,5)	(0,6)	**(17,6)**
Disposals – other	(0,9)	–	–	**(0,9)**
Balance at 31 March 2002	–	**0,1**	**0,1**	**0,2**
CARRYING AMOUNT				
At 31 March 2001	**36,8**	**7,3**	–	**44,1**
At 31 March 2002	–	**0,4**	**0,7**	**1,1**
SURPLUS ON DISPOSALS				
Proceeds	0,7	–	–	**0,7**
Net book value of disposals	(0,6)	–	–	**(0,6)**
Surplus on disposals	**0,1**	–	–	**0,1**

A register containing details of land and buildings is available for inspection at the registered offices of the respective Group companies.

Encumbrances

Fixed assets – MTN Cameroon

In terms of a syndicated loan facility entered into by MTN Cameroon, fixed assets amounting to R643,3 million have been pledged (Note 29).

Fixed assets – MTN Uganda

In terms of the Project Co-ordination and Intercreditor Agreement, MTN Uganda has provided a first fixed charge totalling US$24,5 million over the company's fixed assets as security for a syndicated loan made to the company by various banks and financial institutions. Book value of the assets pledged amounts to R272,2 million (Note 29).

Moveable assets – Swazi MTN

Loans from Swazi Empowerment Limited and the Swaziland Industrial Development Corporation are secured by notarial bonds over the company's moveable assets. Book value of the assets pledged amounts to R34,2 million (Note 29).

	Group
16. Goodwill	
GROUP	Rm
COST	
Balance at 31 March 2001	**8 977,8**
Reallocated to Interests in associated companies	(7,2)
Restated balance at 31 March 2001	**8 970,6**
Adjustment arising on changes in the composition of the Group	1 244,7
Goodwill on conversion of debentures to shares	177,3
Acquired on acquisition of subsidiaries	41,0
Acquired on acquisition of interests in joint ventures	8,4
Acquired on acquisition of additional shareholding in joint ventures	19,7
Acquisition – other	11,2
Eliminated on disposal of a subsidiary	(13,7)
Exchange differences	2,9
Balance at 31 March 2002	**10 462,1**
ACCUMULATED AMORTISATION	
Balance at 31 March 2001	**(321,3)**
Reallocated to Interests in associated companies	0,4
Restated balance at 31 March 2001	**(320,9)**
Charge for the year	(525,7)
Adjustment arising on changes in the composition of the Group	(86,6)
Acquired on acquisition of additional shareholding in joint venture	(2,1)
Impairment loss	(5,1)
Other	2,7
Exchange differences	(0,6)
Balance at 31 March 2002	**(938,3)**
CARRYING AMOUNT	
At 31 March 2001	**(8 656,5)**
Restated at 31 March 2001	**8 649,7**
At 31 March 2002	**9 523,8**

17. Intangible assets

GROUP	Connection incentives Rm	Licence fees Rm	Patents and trademarks Rm	Publishing titles Rm	Other intangible assets Rm	Total Rm
COST						
Balance at 31 March 2001	**292,9**	**2 887,9**	**19,5**	**60,0**	**14,5**	**3 274,8**
Reallocated from investments	–	2,0	–	–	–	2,0
Restated balance at 31 March 2001	292,9	2 889,9	19,5	60,0	14,5	3 276,8
Additions	138,6	–	–	1,7	93,0	233,3
Acquired on acquisition of subsidiaries	–	–	30,7	–	0,1	30,8
Acquired on acquisition of additional shareholding in joint venture	–	2,5	5,0	0,1	–	7,6
Other disposals	–	–	–	–	(18,2)	(18,2)
Exchange differences	–	969,3	–	5,3	39,1	1 013,7
Balance at 31 March 2002	**431,5**	**3 861,7**	**55,2**	**67,1**	**128,5**	**4 544,0**
ACCUMULATED AMORTISATION						
Balance at 31 March 2001	**217,8**	**89,2**	**6,3**	**45,4**	**14,4**	**373,1**
Charge for the year	166,1	173,6	4,3	6,3	4,1	354,4
Acquired on acquisition of additional shareholding in joint venture	–	–	1,2	–	–	1,2
Eliminated on other disposals	–	–	–	–	(18,2)	(18,2)
Impairment loss	–	5,5	11,5	–	–	17,0
Exchange differences	–	33,2	–	2,2	3,6	39,0
Balance at 31 March 2002	**383,9**	**301,5**	**23,3**	**53,9**	**3,9**	**766,5**
CARRYING AMOUNT						
At 31 March 2001	**75,1**	**2 798,7**	**13,2**	**14,6**	**0,1**	**2 901,7**
Restated at 31 March 2001	**75,1**	**2 800,7**	**13,2**	**14,6**	**0,1**	**2 903,7**
At 31 March 2002	**47,6**	**3 560,2**	**31,9**	**13,2**	**124,6**	**3 777,5**

The Ugandan Communication Commission has granted consent for the assignment of the licence of MTN Uganda as security for the syndicated loan made by various banks and financial institutions (Note 29).

18. Investment property

	Group 2002 Rm
COST	
Balance at 31 March 2001	–
Transferred from freehold land and buildings (Note 15)	0,4
Restated balance at 31 March 2001	0,4
Other acquisitions	–
Balance at 31 March 2002	**0,4**
ACCUMULATED DEPRECIATION	
Balance at 31 March 2001	–
Transferred from freehold land and buildings (Note 15)	0,2
Restated balance at 31 March 2001	0,2
Charge for the year	*
Balance at 31 March 2002	**0,2**
CARRYING AMOUNT	
Balance at 31 March 2001	–
Restated balance at 31 March 2001	**0,2**
Balance at 31 March 2002	**0,2**

*Less than R100 000.

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		19. Interests in subsidiaries		
330,7	**2 755,8**	**Shares at cost less amount written off**		
126,9	**2 552,2**	Listed		
203,8	**203,6**	Unlisted		
460,2	**897,4**	**Net amount owing by subsidiaries**		
(1 565,1)	**(633,5)**	Amount owing to subsidiaries		
2 025,3	**1 530,9**	Amount owing by subsidiaries		
790,9	**3 653,2**			
		A list of the major subsidiaries material to the financial position of the Company is set out in Annexure 2 on pages 78 and 79.		
		20. Interests in associated companies		
–	–	**Listed**	**470,0**	435,2
–	–	Shares at cost less amount written off	**93,9**	93,9
		Share of post-acquisition reserves, net of dividends received	**376,1**	341,3
–	–	**Unlisted**	**502,0**	463,2
–	–	Shares at cost less amount written off	**291,9**	270,4
–	–	Loans	**61,8**	51,2
		Share of post-acquisition reserves, net of dividends received	**148,3**	141,6
–	–	**Book value of interests in associated companies**	**972,0**	898,4
–	–	**Market value of listed shares**	**519,8**	504,3
–	–	**Directors' valuation of unlisted shares**	**697,2**	686,3
		Details of the Group's associated companies are set out in Annexures 3 and 4 on pages 80 to 82.		

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		21. Investments		
		Non-current investments		
–	–	Listed ordinary shares at carrying value	**0,1**	0,1
135,3	**166,2**	Unlisted investments at cost less amount written off	**188,4**	160,9
135,3	**166,2**		**188,5**	161,0
		Details of the Group's investments are set out in Annexure 1 on page 77.		
		22. Loans		
–	–	Loans to Nigerian partners*	**205,0**	80,1
–	–	Loans to employee share incentive schemes	**103,6**	138,0
500,6	–	Loan to Deutsche Bank	–	500,6
–	–	Loan to Skeena Trading Company (Pty) Limited**	**40,0**	–
3,8	**3,4**	Other	**14,4**	18,2
504,4	**3,4**		**363,0**	736,9

*Loans to minority shareholders in MTN Nigeria are US$ denominated, interest-free and are repayable on 1 July 2006. Dividends declared by MTN Nigeria to each Nigerian shareholder in respect of shares acquired from proceeds of the above loans shall accrue to MTN Mauritius until such loans are repaid in full.

**The loan to Skeena Trading Company (Pty) Limited relates to a deferred payment on the sale of Atlantic Beach Golf Estate which is secured by an irrevocable bank guarantee and is repayable in 2 equal instalments on 6 May 2003 and 6 May 2004.

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		23. Inventories		
		At cost		
0,4	–	Finished goods	**845,5**	539,2
–	–	Consumable stores and maintenance spares	**50,9**	10,5
3,0	–	Raw materials	**9,0**	13,5
2,8	–	Work in progress	**8,7**	5,9
–	–	Inventory obsolescence	**(70,5)**	(36,7)
6,2	–		**843,6**	532,4
		24. Trade and other receivables		
3,5	–	Trade receivables	**2 447,2**	1 411,4
–	–	Provision for doubtful debts	**(351,5)**	(122,3)
6,0	**1,8**	Sundry receivables	**953,9**	612,3
–	–	Prepayments	**35,8**	164,2
–	–	Short term portion of long term debtors	**22,0**	15,5
–	–	Interest accrued	**15,1**	7,5
9,5	**1,8**		**3 122,5**	2 088,6

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		25. Marketable properties		
		Current assets		
–	–	Properties held for re-sale at cost less amount written off	**46,3**	155,3
–	–		**46,3**	155,3
		26. Listed equities		
–	–	MIH Limited	**65,0**	217,1
–	–	South African Breweries plc	**0,1**	85,6
–	–	The Premier Group Limited	–	22,9
–	–	Beverage and Consumer Industry Holdings Limited	–	0,3
–	–		**65,1**	325,9

In line with Johnnic's strategy to become a focused telecommunications, media and entertainment group, the above listed equities have been designated as non-core assets and have been revalued to market value/realisation at 31 March 2002. This accounting treatment is consistent with the prior year. The unrealised gain of R0,1 million (2001: R126,1 million) arising on revaluation is included in non-distributable reserves as a revaluation reserve.

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		27. Share capital and premium		
		Authorised share capital		
20,0	**20,0**	200 000 000 ordinary shares of 10 cents each	**20,0**	20,0
3,5	**3,5**	34 500 000 fixed rate redeemable cumulative preference shares of 10 cents each	**3,5**	3,5
0,5	**0,5**	5 500 000 variable rate redeemable cumulative preference shares of 10 cents each	**0,5**	0,5
4,0	**4,0**	40 000 000 "A" variable rate redeemable cumulative preference shares of 10 cents each	**4,0**	4,0
1,3	**1,3**	1 300 000 8,25% cumulative redeemable preference shares of R1 each	**1,3**	1,3
29,3	**29,3**		**29,3**	29,3
		Issued and fully paid up share capital		
16,3	**16,4**	164 284 706 (2001: 162 620 112) ordinary shares of 10 cents each	**16,4**	16,3
577,4	**649,4**	**Share premium**	**649,4**	577,4
566,2	**577,4**	Balance at beginning of year	**577,4**	566,2
–	**70,9**	Capitalisation share award	**70,9**	–
11,2	**1,1**	Arising on the issue of shares during the year (net of share issue expenses)	**1,1**	11,2
593,7	**665,8**		**665,8**	593,7

The unissued ordinary shares are under the unrestricted control of the directors until the next annual general meeting.

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		28. Other reserves		
		Non-distributable reserves		
82,1	**159,3**	Balance at the beginning of the year	**763,8**	561,5
–	**(77,2)**	Change in accounting policy with respect to dividend policy	**(77,2)**	–
82,1	**82,1**	**Restated balance at the beginning of the year**	**686,6**	561,5
		Adjustment arising on changes in the composition of the Group	**(45,4)**	(9,4)
77,2	**–**	Movement on share election reserve	**–**	77,2
–	**2 415,3**	Transfer from accumulated profits	**29,5**	54,6
–	**–**	Release of reserves relating to listed equities realised	**(66,2)**	–
–	**–**	Net exchange differences arising on translation of foreign entities	**215,2**	46,8
–	**–**	Net unrealised gain arising on revaluation of listed equities	**(59,8)**	33,1
–	**–**	Other	**0,9**	–
159,3	**2 497,4**	**Balance at the end of the year**	**760,8**	763,8
		Consisting of:		
23,0	**23,0**	Capital redemption reserve fund	**23,0**	23,0
–	**2 415,3**	Unrealised gain arising on Johncom unbundling		
		Share of post-acquisition reserves of associated companies	**269,5**	285,4
		At beginning of year	**285,4**	240,2
		Transfer from income statement	**29,5**	54,6
		Adjustments arising on changes in the composition of the Group	**(45,4)**	(9,4)
–	**–**	***Revaluation reserve***	**0,1**	126,1
–	**–**	At beginning of year	**126,1**	93,0
–	**–**	Prior year fair value adjustment released	**(89,5)**	(41,2)
–	**–**	Unrealised (loss) gain arising on revaluation of listed equities	**(36,5)**	74,3
–	**–**	***Currency translation reserve***	**402,8**	187,6
–	**–**	At beginning of year	**187,6**	140,8
–	**–**	Net exchange differences arising on translation of foreign entities	**215,2**	46,8
59,1	**59,1**	Other	**65,4**	64,5
82,1	**2 497,4**		**760,8**	686,6
		29. Borrowings		
		Unsecured		
–	**–**	• Syndicated US$450 million loan facility arranged by Standard Bank London Limited/Sumitomo Mitsui Banking Corporation bearing interest at LIBOR plus a margin ranging from 1,5% p.a. to 2,5% p.a. repayable before 12 July 2003.	**3 278,3**	–
–	**–**	• Loan from Standard Bank London Limited/Sumitomo Mitsui Banking Corporation US$350 million facility.	**–**	2 353,2
		• Various composite facilities with various banks bearing interest at rates determined by the nature of specific drawdown instruments. Rates are linked to the Bankers' Acceptance rate currently varying between 11,05% to 11,75% p.a. The facilities mature in 366 days on notice.		
–	**–**	SCMB	**363,2**	688,9
–	**–**	FNB	**300,0**	280,0
–	**–**	Citibank	**300,0**	100,0
–	**–**	Nedbank	**276,0**	150,0
–	**–**	ABSA	**1,6**	100,0
–	**–**	Investec	**–**	150,0
–	**–**	Balance carried forward	**4 519,1**	3 822,1

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		29. Borrowings (continued)		
		Unsecured (continued)		
–	–	Balance brought forward	**4 519,1**	3 822,1
–	–	• Government of Cameroon Communauté Financière Africaine francs ("CFA") 10 592,2 million. Historic loans from the Government of Cameroon arising on the incorporation of MTN Cameroon. Although exact terms of the loans are currently under negotiation with the governmental agencies, it has in principle been agreed that the repayments will be six-monthly and will begin on 30 June 2003 until maturity on 30 September 2005. The loans will start to bear interest on 1 September 2002.	**159,2**	122,0
–	–	• Debenture liability 5 874 451 (2001: 9 657 468) unsecured variable rate compulsory convertible debentures of R9,95, R13,11, R36,43 and R84,41 each, convertible into MTN Conversion Shares and bearing interest at a rate not less than the "official rate of interest", according to the South African Revenue Services. In terms of MTN Holdings Staff Incentive Scheme, these debentures will be redeemed by MTN Holdings on a one-for-one basis in exchange for MTN Holdings Conversion Shares which would then be exchanged for M-Cell shares on a formula to be agreed by the boards of the respective companies.	**97,1**	137,0
–	–	• ABSA Loan repayable in instalments over nine years and bearing interest at rates varying between 14,78% p.a. and 16,06% p.a.	**70,7**	78,7
–	–	• Nedcor Trade International	**–**	87,8
–	–	• Ericsson bridging facility	**–**	60,2
–	–	• SIDA Bond Commercial paper issue guaranteed by SIDA bearing interest at rates linked to 90-day Ugandan Treasury bill rate and repayable in 8 six-monthly instalments commencing 6 months after issue of paper.	**29,5**	–
–	–	• Standard Corporate and Merchant Bank Fluctuating rate simple interest funds that are repayable on demand.	**18,0**	–
–	–	• Stanbic Bank Limited US$1,5 million short term facility bearing interest at LIBOR plus 1,0% p.a.	**8,9**	–
–	–	• MultiChoice Limited Loan bearing interest at 14,0% p.a., repayable monthly over three years. Repayments commenced on 1 April 2000.	**5,7**	8,3
–	–	• Rwanda Rwanda franc ("RWF") 800 million facility bearing interest at 16% p.a. repayable annually over 5 years which commenced on 1 October 2001.	**5,1**	–
–	–	• Citibank US$2 million trade facility bearing interest at Citibank's base rate less 0,5% p.a. and repayable on demand.	**2,6**	6,5
–	–	• TCI Properties	**1,5**	1,5
–	–	Interest-free loans with unspecified terms of repayment.		
–	–	• Interest-free liabilities Amount owing to third parties repayable in annual instalments of R100 000 with the last instalment due in April 2009.	**0,8**	0,9
–	–	• Loan from Lansdowne	**–**	0,9
–	–	• Loan from Investec	**–**	0,3
–	–	• Shareholders' loans	**–**	6,2
–	–	• Long term loan relating to MTN Swaziland	**–**	1,0
–	–	**Total unsecured borrowings**	**4 918,2**	4 333,4

Company			Group	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		29. Borrowings (continued)		
		Secured		
–	–	• Nedcor Call Loan The loan currently bears interest at 11,76% p.a. and is rolled over on a quarterly basis. The facility is secured by a surety provided by Johnnic Communications Limited.	**130,0**	130,0
–	–	• *Principal project loan* Uganda shilling ("UGS") 18 billion bearing interest at prime less 1% p.a. based on the weighted average of bank prime, repayable quarterly from December 2000 until September 2004.	**37,8**	35,5
–	–	• Development Finance Company of Uganda UGS 1,5 billion bearing interest at prime less 1% p.a. based on weighted average of bank prime, repayable quarterly from December 2000 to September 2004.	**3,5**	3,1
–	–	• European Investment Bank US$6,4 million bearing interest at 7,54% p.a. and repayable semi-annually from February 2002 until August 2009.	**36,0**	25,5
–	–	• Swedfund International Subordinated loan of UGS 3 billion bearing no interest and repayable in September 2007. The repayment value will be linked to the MTN Uganda profits. Lenders are entitled to a remuneration fee pro rata to dividends declared to ordinary shareholders by MTN Uganda.	**13,2**	6,8
–	–	• Nordic Development fund Subordinated loan of UGS 3 billion bearing no interest. The loan is repayable in September 2007 and the repayment value will be linked to the MTN Uganda profits. Lenders are entitled to a remuneration fee pro rata to dividends declared to ordinary shareholders by MTN Uganda.	**13,3**	6,8
–	–	• Long term loan relating to MTN Uganda European Investment Bank Euro 3,5 million bearing interest at 8,5% p.a. and repayable in six annual instalments commencing August 2002. The total book value of assets pledged in MTN Uganda amounts to R272,2 million (Note 15).	**18,1**	12,5
–	–	• ABSA (London)	**–**	58,8
–	**0,7**	• Finance leases Interest rates vary between 8,47% p.a. and 20,12% p.a. Amounts are repayable within three to five years and the leases are secured by the underlying assets.	**29,5**	35,0
–	–	• B.o.E Bank Limited Loan secured by a deed of suretyship by Johnnic Holdings Limited bearing interest at 1% p.a. below the prime bank overdraft rate and repayable on thirty days notice.	**34,7**	34,7
–	–	• Syfrets Bank Limited Loan secured by the mortgage of land, the book value of which is R12 million, bearing interest at 1% p.a. below the prime bank overdraft rate and repayable in full in December 2015.	**10,3**	11,6
–	–	• B.o.E Bank Limited Loan secured by the mortgage of land, the book value of which is R177 million, bearing interest at 14,12% p.a. and repayable in monthly instalments until December 2017.	**8,0**	9,0
–	–	• Standard Chartered Bank	**–**	8,5
–	–	• Rand Merchant Bank Loan bearing interest at 13,9% p.a.with interest payable bi-annually and capital repayable on 31 January 2006. The loan is secured by a cession of the endowment policies of key personnel.	**9,6**	7,2
–	–	• Swaziland Industrial Development Corporation The loan bears interest at prime plus 2% p.a. with a minimum and maximum of 12% p.a. and 22% p.a. repayable monthly, which commenced in May 2001 and secured by a first notarial bond over all moveable assets.	**4,9**	6,0
–	–	• Swazi Empowerment Limited Loan bearing interest at prime less 2,0% p.a. and repayable in October 2002. The loan is secured by a second notarial bond over moveable assets of Swazi MTN Limited. The total book value of assets pledged in Swazi MTN Limited amounts to R34,2 million (Note 15).	**3,9**	2,5
–	**0,7**	Balance carried forward	**352,8**	393,5

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		29. Borrowings (continued)		
		Secured (continued)		
–	0,7	Balance brought forward	352,8	393,5
–	–	• International Amortising Senior Debt Facility ("IASDF") of EURO 58,5 million bearing interest at EUROBOR plus 2,25% p.a., repayable bi-annually, starting 30 June 2003 and is secured by a pledge of MTN Mauritius shares in MTN Cameroon and a notarial bond over property, plant and equipment. A credit enhancement agreement was provided by MTN Holdings. The total book value of assets pledged in MTN Cameroon amounts to R643,3 million (Note 15).	386,9	–
–	–	• Domestic Amortising Senior Debt Facility ("DASDF") of CFA 23 billion bearing interest at Taux d' Intérêts de Appels d' Offres ("TIAO") plus 1,75% p.a. repayable bi-annually starting 30 June 2003 and is secured by a pledge of MTN Mauritius shares in MTN Cameroon and a notarial bond over property, plant and equipment. A credit enhancement agreement was provided by MTN Holdings.	83,2	–
–	–	• Nedcor Trade Services Limited The loan is dollar denominated and terminates on 14 June 2002, with the option to extend the loan for a further period. The loan bears interest at 2,6% p.a. which can be capitalised at the end of the period. The loan is guaranteed by Johnnic Communications Limited.	7,7	5,4
–	–	• Anglo American Corporation of South Africa Limited Loan secured by cession of claims dated 3 July 1997 of shares held by a subsidiary. The loan bears interest at The Standard Bank of South Africa Limited 90-day bankers acceptance rate, converted to a nominal monthly rate plus 2,25% and repayable in full on 30 June 2002.	2,8	2,8
–	–	• B.o.E. Bank Limited Loan secured by the mortgage of land, the book value of which is R3 million. Loan bearing interest at the prime bank overdraft rate and repayable on twelve months written notice.	0,7	1,0
–	–	• Nedcor Mortgage Loan Twenty year mortgage loan secured over freehold stand 459 Parktown. The loan bears interest at 14,0% p.a. and is repayable in equal monthly instalments of R6 174 due on the first of each month.	0,3	0,4
–	–	• Cutfin – factored debtors	–	1,4
–	–	• Call borrowings	–	13,1
378,1	434,5	• Bank overdrafts (secured) 7 million M-Cell shares have been pledged in respect of R110,0 million of these facilities.	1 233,7	630,0
378,1	435,2	**Total secured borrowings**	2 068,1	1 047,6
378,1	435,2	**Total borrowings**	6 986,3	5 381,0
		The maturities of the above borrowings and overdrafts are as follows:		
378,1	434,7	On demand or within one year	1 544,2	1 201,6
–	0,5	More than one year but not exceeding two years	4 791,6	3 180,2
–	–	More than two years but not exceeding five years	388,9	798,0
–	–	More than five years	261,6	201,2
378,1	435,2	**Total borrowings**	6 986,3	5 381,0
(378,1)	(434,7)	Amount due within one year shown under current liabilities	(1 544,2)	(1 201,6)
–	0,5	**Total long term borrowings**	5 442,1	4 179,4

The Group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the Group's principal operations and carry interest at variable market rates.

The Group's management consider that the carrying amounts of short term and long term borrowings reasonably approximate their fair values and, except for the facility received from the Government of Cameroon, have been transacted at current market rates.

In terms of the articles of association, the Company's borrowing powers are unlimited.

30. Deferred taxation

GROUP	Balance at 31 March 2001 Rm	Charge to income statement for the year Rm	Charge to equity for the year Rm	Joint ventures disposed of during the year Rm	Balance at 31 March 2002 Rm
The major components of the Group deferred taxation provision, together with movements during the year, are analysed as follows:					
Tax effect of:					
Excess taxation allowances over depreciation charge	698,4	137,2	28,5	–	**864,1**
Prior year underprovision	46,1	–	–	–	**46,1**
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	31,2	(16,9)	–	–	**14,3**
Assessable losses	(43,0)	(19,8)	(0,2)	(7,3)	**(70,3)**
Working capital allowances	(60,3)	68,2	(0,2)	–	**7,7**
Provision for post-retirement medical costs	(21,0)	(11,4)	–	–	**(32,4)**
Temporary differences and provisions	(29,5)	(3,3)	(10,9)	(0,9)	**(44,6)**
Deferred expenditure	1,9	–	–	–	**1,9**
Publishing titles – excess amortisation over tax allowances	(2,2)	(0,7)	–	–	**(2,9)**
Trademarks written off and allowable for tax over 10 years	(3,0)	0,6	–	–	**(2,4)**
	618,6	153,9	17,2	(8,2)	**781,5**

	2002 Rm	2001 Rm
Reconciled as follows:		
Deferred taxation assets	**138,4**	88,8
Deferred taxation liabilities	**(919,9)**	(707,4)
	(781,5)	(618,6)

At the balance sheet date the Group has unused tax losses of R743,0 million (2001: R596,6 million) available for offset against future taxable income.

MTN Nigeria has been granted pioneer status for five years commencing 8 August 2001 and accordingly is exempt from company income tax for the duration of this pioneer status. The directors have not recognised a deferred taxation asset in respect of losses and capital allowances as, in their opinion, the losses and allowances will not be utilised in the near future.

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		31. Trade and other payables		
0,4	–	Trade creditors	**1 334,3**	1 832,0
27,8	**7,4**	Sundry creditors	**461,6**	1 172,6
0,4	**1,6**	Accrued expenses and other payables	**1 824,5**	149,5
28,6	**9,0**		**3 620,4**	3 154,1

32. Provisions

GROUP	Balance at 31 March 2001 Rm	Reallocated Rm	Provided during the year Rm	Utilised during the year Rm	Unused amounts reversed Rm	Exchange differences Rm	Movement as a result of subsidiaries acquired or disposed Rm	Balance at 31 March 2002 Rm
Unearned income	–	323,8	388,7	(191,4)	–	26,0	–	**547,1**
Staff bonus	68,9	–	91,4	(64,8)	(0,2)	2,9	–	**98,2**
Leave	33,3	–	31,7	(12,5)	–	3,9	(1,0)	**55,4**
Restructuring	14,9	–	4,6	(14,9)	–	–	–	**4,6**
Licence and spectrum fees	1,0	(1,0)	–	–	–	–	–	**–**
Contingent royalty	11,3	–	2,2	(4,8)	–	–	–	**8,7**
Other	–	20,2	61,5	(2,7)	–	33,3	0,7	**113,0**
Total provisions	129,4	**343,0**	**580,1**	**(291,1)**	**(0,2)**	**66,1**	**(0,3)**	**827,0**
COMPANY								
Restructuring	14,9	–	4,6	(14,9)	–	–	–	**4,6**
Leave	0,2	–	–	(0,2)	–	–	–	**–**
Total provisions	15,1	–	4,6	(15,1)	–	–	–	**4,6**

It is expected that outflows of economic benefits relating to the provisions will materialise in the next financial year.

33. Financial instruments

33.1 Foreign currency exposure

Currency risk

The Group utilises foreign currency forward contracts to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The Group is party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. As a matter of principle, the Group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the Group had contracted to pay the following amounts under forward contracts:

	Foreign amount		Rand amount	
Group	**2002 m**	2001 m	**2002 Rm**	2001 Rm
US dollar	**33,8**	18,5	**388,0**	150,1
Euro	**54,2**	17,9	**540,1**	126,3
British pound sterling	**1,3**	1,3	**21,8**	15,4
Deutschmark	–	0,8	–	2,9
Singapore dollar	**0,5**	0,8	**3,3**	3,7
French franc	–	0,4	–	1,4
Danish krone	–	0,2	–	0,1
Hong Kong dollar	**1,1**	0,2	**1,6**	0,2
Canadian dollar	**0,1**	0,2	**0,4**	1,2
Swedish krone	**0,5**	–	**0,4**	–
			955,6	301,3

Interest rate risk

Foreign interest rate risk on certain of the Group's long term borrowings has been hedged via the use of forward foreign exchange contracts and options (Note 29).

33. **Financial instruments** (continued)

33.1 Foreign currency exposure (continued)

Interest rate risk (continued)

Included in the Group balance sheet are the following amounts denominated in currencies other than the functional currency of operation of the relevant entities:

	2002			2001		
		Rm			Rm	
Assets	**RSA**	**Other African countries**	**Other countries**	RSA	Other African countries	Other countries
Accounts receivable						
US dollar	**11,0**	**3,3**	**91,3**	3,0	–	50,3
British pound sterling	–	–	**11,2**	–	–	48,9
Australian dollar	–	–	–	–	–	7,3
French franc	**2,5**	–	–	2,0	–	–
New Zealand dollar	–	–	**1,9**	–	–	–
Euro	**0,3**	–	–	–	–	–
Special drawing rights#	–	–	–	1,0	–	–
Swedish krone	*	–	–	–	–	–
Other assets						
US dollar	**45,2**	–	–	541,3	–	–
British pound sterling	–	–	**327,9**	–	–	25,8
Australian dollar	–	–	**24,0**	–	–	21,4
French franc	–	–	–	–	–	–
New Zealand dollar	–	–	**7,2**	–	–	–
	59,0	**3,3**	**463,5**	547,3	–	153,7
Liabilities						
Long term liabilities						
US dollar	**246,3**	**69,1**	–	–	26,0	–
British pound sterling	–	–	**0,8**	–	–	0,3
Australian dollar	–	–	**0,2**	–	–	0,2
Euro	–	**421,7**	–	–	12,0	–
	246,3	**490,8**	**1,0**	–	38,0	0,5
Current liabilities						
US dollar	**15,7**	**1 212,0**	**7,7**	49,3	30,0	519,6
British pound sterling	**8,7**	**10,8**	**291,9**	0,3	1,0	70,8
Australian dollar	–	–	**9,8**	–	–	60,8
French franc	–	–	–	1,0	–	–
Special drawing rights#	–	–	–	–	–	–
Euro	**531,1**	**45,6**	–	101,0	166,0	–
South African rand	–	**35,8**	–	–	5,0	–
Swedish krone	**0,7**	–	–	–	–	–
New Zealand dollar	–	–	**2,7**	–	–	–
	556,2	**1 304,2**	**312,1**	151,6	202,0	651,2
Net assets (liabilities)	**(743,5)**	**(1 791,7)**	**150,4**	395,7	(240,0)	(498,0)

* Amount less than R100 000.

\# Unit of payment for international telecommunications transactions.

The Group has not hedged its net investment in foreign African entities. The Group's equity investment in Nigeria, amounts to US$302,0 million (2001: US$292,0 million), a portion of this is funded by a syndicated banking facility denominated in US$ (Note 29).

33.2 Concentration of credit risk

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management, based on prior experience and the current economic environment. The Company and the Group have no significant concentrations of credit risk.

33.3 Liquidity risk

In order to mitigate the risk of liquidation, the Group has significant banking facilities and reserve borrowing capacity, including liquid resources as follows:

	2002 Rm	2001 Rm
Period less than: 30 days	**1 710,6**	1 959,4
60 days	**26,6**	21,2
90 days	**67,8**	56,6
Total	**1 805,0**	2 037,2

33. Financial instruments (continued) 33.4 Fair value of financial instruments	Group 2002 Carrying amount Rm	2001 Carrying amount Rm	2002 Fair value Rm	2001 Fair value Rm
Type of instrument				
Included in net current liabilities	**(323,8)**	(1 522,0)	**(323,8)**	(1 522,0)
Cash and cash equivalents	**240,1**	321,7	**240,1**	321,7
Accounts receivable	**3 122,5**	2 088,6	**3 122,5**	2 088,6
Accounts payable	**(3 686,4)**	(3 932,3)	**(3 686,4)**	(3 932,3)
Purchase of forward foreign exchange contracts	**955,6**	301,3	**947,7**	301,3
Sales of forward exchange contracts	**20,3**	–	**20,3**	–

34. Exchange rates to South African rand

Year end closing rates:	2002	2001
US dollar	**11,33**	8,00
British pound sterling	**16,15**	11,42
Australian dollar	**0,26**	0,25
New Zealand dollar	**0,20**	0,31
Euro	**9,87**	6,98
Average rates for the year:		
US dollar	**9,57**	7,32
British pound sterling	**13,65**	10,81
Australian dollar	**0,25**	0,25
New Zealand dollar	**0,26**	0,31
Euro	**8,42**	6,64

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		35. Reconciliation of profit (loss) before taxation to net cash generated by (used in) operations		
(173,2)	**2 383,3**	Profit (loss) before taxation	**1 627,4**	2 248,0
		Adjustments for:		
		Share of profits of associated companies	**(199,6)**	(173,6)
5,9	**47,4**	Finance costs allocated to:	**580,1**	311,5
5,9	**47,4**	– operating activities	**560,5**	311,5
–	–	– investing activities	**19,6**	–
(227,0)	**(21,5)**	Finance income allocated to:	**(192,2)**	(166,9)
(147,0)	**(9,8)**	– operating activities	**(150,9)**	(161,7)
(80,0)	**(11,7)**	– investing activities	**(41,3)**	(5,2)
3,3	**2,6**	Depreciation of property, plant and equipment	**1 194,1**	793,9
–	–	Amortisation of intangible assets	**354,4**	163,2
–	–	Goodwill amortisation	**525,7**	321,3
–	–	Increase in provision for post-retirement medical costs	**11,9**	10,2
313,9	**(2 433,0)**	Non-cash costs (income) of exceptional items	**82,6**	(808,7)
–	**(0,1)**	Surplus on disposal of property, plant and equipment	**(3,1)**	(24,3)
–	–	Profit on disposal of marketable properties	–	(19,2)
–	–	Revaluation of marketable properties	–	(3,5)
–	–	Revaluation of properties	–	1,2
–	–	Exchange differences	**(3,9)**	(95,4)
–	–	Other	**19,3**	(21,1)
(77,1)	**(21,3)**	Operating cash flows before movements in working capital	**3 996,7**	2 536,6
20,9	**(21,4)**	Movements in working capital	**606,9**	830,1
(0,6)	**0,1**	(Increase) decrease in inventories	**(179,2)**	36,2
7,4	**4,7**	(Increase) decrease in trade and other receivables	**(606,5)**	(561,3)
14,1	**(26,2)**	Increase (decrease) in trade and other payables	**1 392,6**	1 355,2
(56,2)	**(42,7)**	**Net cash generated by (used in) operations**	**4 603,6**	3 366,7
		36. Cash income from investments		
		Cash dividends received		
80,0	–	– subsidiaries		
–	–	– associated companies	**34,2**	15,4
–	**1,7**	– other investments	**41,3**	5,2
80,0	**1,7**		**75,5**	20,6

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		37. Subsidiaries and other investments		
(575,1)	**(393,3)**	Subsidiaries	**(928,3)**	(2 575,3)
–	**–**	Acquisition of minority interests	**(928,3)**	(2 575,3)
–	**43,8**	Proceeds from disposals	**–**	–
(575,1)	**(437,1)**	Net decrease in indebtedness		
–	**–**	Other investments	**184,0**	1 001,7
–	**–**	Cost of acquisitions	**(22,9)**	(65,5)
–	**–**	Decrease (increase) in loans	**30,1**	(12,8)
–	**–**	Proceeds from disposals	**176,8**	1 080,0
(575,1)	**(393,3)**		**(744,3)**	(1 573,6)

38. Net assets of subsidiaries and joint ventures acquired less disposals

During the year the Group entered into the following transactions:

- Acquired 36% stake in Leaf Wireless (Pty) Limited;
- Acquired 100% stake in MTN Network Solutions (Pty) Limited;
- Acquired 100% of IMAX Theatres;
- Acquired 56,4% of Learning Channel Campus;
- Acquired 85% of LeadTrain (Pty) Limited;
- Acquired an additional 65% of P.A. Gallo & Company (Pty) Limited;
- Disposed 100% of Steenberg Vineyards (Pty) Limited; and
- Disposed 100% of Gallo Images (Pty) Limited.

Net assets of subsidiaries and joint ventures acquired less disposals:

	Group 2002 Rm	Group 2001 Rm
Property, plant and equipment	**(39,2)**	12,3
Intangible assets	**34,0**	34,3
Investments	**(1,9)**	–
Net current assets	**(10,3)**	(0,3)
Shareholders' loans	**–**	(4,4)
Long term borrowings	**–**	(8,8)
Deferred taxation	**2,6**	(1,2)
Total assets (disposed of) acquired	**(14,8)**	31,9
Goodwill	**45,7**	(5,7)
Loss on disposals	**6,0**	–
Minority interests	**(14,3)**	–
Total consideration	**(22,6)**	26,2
Settled by:		
Issue of shares	**–**	5,7
Cash	**22,6**	13,5
	22,6	19,2
Net cash outflow arising on acquisition less disposals:		
Cash consideration	**(22,6)**	(13,5)
Net cash and cash equivalents acquired	**10,4**	7,7
	(12,2)	(5,8)

Company 2001 Rm	Company **2002 Rm**		Group **2002 Rm**	Group 2001 Rm
		39. Acquisition of property, plant and equipment		
1,0	**3,2**	Cash additions	**3 470,8**	2 371,7
1,0	**3,2**	– to maintain operations	**292,9**	97,2
–	–	– to expand operations	**3 177,9**	2 274,5
–	–	Non-cash additions	–	26,4
1,0	**3,2**	Total additions (Note 15)	**3 470,8**	2 398,1
		40. Cash dividends paid		
(126,6)	**(154,4)**	Final dividend (No 149) of 95 cents per share declared to shareholders registered in the records of Johnnic at the close of business on 6 July 2001 and paid on 8 August 2001	**(154,4)**	(126,6)
–	**71,0**	Capitalisation issues transferred to ordinary share capital and premium	**71,0**	–
(126,6)	**(83,4)**		**(83,4)**	(126,6)
		41. Cash and cash equivalents		
10,3	**6,1**	Bank balances, deposits and cash	**1 473,8**	951,7
(378,1)	**(434,5)**	Bank overdrafts (Note 29)	**(1 233,7)**	(630,0)
(367,8)	**(428,4)**		**240,1**	321,7
		42. Reinsurance		
		Reinsurance transactions are entered into with a special purpose vehicle on commercial terms and conditions and at market prices.		
		Income statement effect:		
		Outwards reinsurance premium	**(41,0)**	(23,0)
		Share of change in unearned premiums provision	**(20,0)**	(23,0)
		Reinsurance commission	**8,0**	7,0
			(53,0)	(39,0)
		Balance sheet effect:		
		Outstanding claims	**14,0**	(6,0)
		Provision for unearned premiums	**(3,0)**	(23,0)
		Investments	**90,0**	83,0
		Cash receivables	**26,0**	27,0
		Payables	**72,0**	(80,0)
		43. Contingent liabilities		
400,6	–	Guarantee in respect of 36 846 051 M-Cell shares, sold to black empowerment companies through a special purpose vehicle which is linked to the M-Cell share price	–	400,6
–	–	Guarantees given in respect of overseas creditors	**47,4**	66,1
–	–	Bank guarantees in respect of facilities utilised by jointly controlled entities and subsidiaries	**35,7**	35,5
–	**1,6**	Guarantees to third parties in respect of subsidiaries and associated companies	**88,3**	114,1
400,6	**1,6**	**Total guarantees**	**171,4**	616,3
		Other contingent liabilities		
–	–	Claims which may result from pending litigation	**74,8**	89,0
–	–	Contingent royalty claim	**30,9**	–
–	–	Uganda licence obligations and employee vehicle	**21,9**	14,6
–	–	Commitment for the acquisition of a subsidiary subject to the approval by the Competitions Board	–	17,0
–	–	**Total other contingent liabilities**	**127,6**	120,6
400,6	**1,6**	**Total contingent liabilities**	**299,0**	736,9

44. Commercial commitment

The granting of a national cellular telecommunications licence placed an obligation on Mobile Telephone Networks Holdings (Proprietary) Limited ("MTN"), to set up a Joint Economic Development Plan Agreement with the Postmaster General (now Independent Communications Authority of South Africa "ICASA"). This agreement was a condition for the commencement of commercial operations in June 1994 and involves a commitment estimated at R1,0 billion over a period of 10 years and is arrived at by a series of multipliers which apply to specific categories of activities. This commitment has been fully met. The total credits received amounted to R1,4 billion and there are no further obligations.

45. Equity commitment

Johnnic Entertainment Limited, (previously Gallo Africa Limited) ("Gallo"), and WEA International Inc. ("Warner") conditionally entered into certain agreements on 14 November 1997 for the disposal of 50% of the equity in a shell company, Pickwick Music and Video (SA) Pty ("Pickwick") to Warner. Simultaneously, Pickwick was granted an option exercisable at the instance of Warner until 1 July 2001 (subsequently extended to 1 July 2003) to acquire 100% of the business of Gallo Record Company for net tangible asset value of the business as reflected in the books of account of Gallo (excluding the value attributed to goodwill, copyright or trademarks). Warner has a further option to acquire an additional 25% of the equity in Pickwick within 3 years after the exercise of the initial option for a value equal to 7 times the average annual after tax profit of the business over the two years prior to the exercise of the further option. Gallo and Warner are currently in discussion on the status of the transactions envisaged in the aforesaid agreements.

Company			Group	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		46. Capital commitments		
		Commitments for the acquisition of property, plant and equipment		
–	–	Contracted but not provided for	**878,3**	268,1
–	–	Authorised but not contracted for	**5 844,2**	2 000,2
–	–		**6 722,5**	2 268,3
		Included in capital commitments for 2002 above, is an amount of R350,0 million related to development of the MTN office park.		
		The capital expenditure will be closely and continuously monitored and adjusted to the Group's financial capacity and market requirements. Financing in this regard will be from existing resources, borrowings and project funding being raised in MTN Nigeria of approximately US$450 million.		
		47. Lease commitments		
		At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:		
–	**0,2**	Within one year	**322,2**	258,4
–	**0,5**	More than one year but less than two years	**436,1**	194,2
–	–	More than two years but less than five years	**554,2**	630,5
–	–	More than five years	**718,1**	799,4
–	**0,7**		**2 030,6**	1 882,5
		The preliminary announcement of results published on 25 June 2002 disclosed lease commitments of R1 800,6 million. The additional R230,0 million included in this note relates to space segment leases in respect of Orbicom.		
		48. Other commitments		
–	–	Orders placed to purchase handsets	**27,2**	–

49. Retirement benefit plans

The Group has made provision for retirement schemes covering substantially all employees. All eligible employees are members of either defined contribution or defined benefit schemes administered by the Group, or are members of funds within the various industries in which they are employed.

These contribution plans are governed by the Pension Funds Act, 1956. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. The cost charged to income represents contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

Defined contribution plans

The defined contribution funds are designed to provide a lump sum on retirement or a combination of a lump sum and a guaranteed pension. The benefits are dependent upon the investment performance of the funds. Both employees and Group companies contribute to the funds on a fixed contribution basis. No actuarial valuation of these funds is required.

Defined benefit plan

It is the policy of the Group to ensure that the fund is adequately funded to provide for the pension liabilities of fund members. The cost of these liabilities is met by employees and Group companies. The contributions paid by Group companies are charged to the income statements in the year in which the related services are rendered by the eligible employees. The fund is a defined benefit fund. Actuarial valuations are carried out at three-yearly intervals by independent actuaries using the projected unit credit method. The principal actuarial assumptions used relate to the discount rates used in determining the present value of benefits, projected rates of remuneration growth and long term expected rates of return on plan assets. Differences between assumptions and actual experience, effects of changes in actuarial assumptions and amendments to plans are spread over the estimated average remaining working lives of employees, except where the directors are of the opinion that raising plan assets would be misleading when such assets are not under the direct control of the Group. The next actuarial valuation will be carried out in December 2002.

Principal actuarial assumptions:	
Discount rate	13,0% p.a.
Expected return on plan assets	13,0% p.a.
Future salary increases	11,0% p.a.
Future pension increases	7,0% p.a.
Number of members:	
Active	27
Pensioners	453

Amounts recognised in income in respect of this scheme are as follows:

	Group	
	2002 Rm	2001 Rm
Current service cost	**0,4**	0,4
Interest cost	**9,1**	8,7
Expected return on plan assets	**(15,9)**	(13,6)
	(6,4)	(4,5)

The charge for the year has been included in staff costs.

The actual return on plan assets was R23,9 million (2001: R22,8 million).

Fund status	**At valuation date Rm**	**At balance sheet date Rm**
Present value of funded obligations	**72,6**	**72,6**
Fair value of plan assets	**(125,1)**	**(125,1)**
	(52,5)	**(52,5)**

Post-retirement medical aid

A subsidiary has unfunded obligations to provide certain post-retirement medical aid benefits to its pensioners. The entitlement to these benefits is dependent upon the employees remaining in service until retirement age. The accumulated post-retirement medical aid obligation and the annual costs of such benefits is determined by independent actuaries. The assumptions used are consistent with those adopted by the actuaries in determining pension costs and in addition include long term estimates of the increases in medical costs and appropriate discount rates. The level of claims is based on the individual medical aid funds' experience.

Principal actuarial assumptions:	
Discount rate	12,5% p.a.
Expected return on plan assets	12,5% p.a.
Healthcare cost inflation rate	10,5% p.a.
Number of members:	
In-service membership	976
Continuation membership	467

The charge for the year of R16,0 million (2001: R6,6 million) has been included in staff costs.

The present value of the funded obligations at 31 March 2002 is R111,2 million (2001: R105,7 million). Of this obligation, R108,0 million (2001: R96,1 million) has been accrued for at year end.

Company 2001 Rm	Company 2002 Rm		Group 2002 %	Group 2001 %
		50. Joint ventures		
		The Group had the following effective interests in joint ventures:		
		– Swazi MTN Limited	**11,3**	10,7
		– MTN Uganda Limited	**19,5**	17,9
		– Rwandacell SARL	**11,6**	11,1
		– Universal SA (Pty) Limited	**12,5**	12,5
		– African Business Channel (Pty) Limited	**31,2**	31,2
		– BDFM Publishers (Pty) Limited	**31,2**	31,2
		– Northern Titles (Pty) Limited	**31,2**	31,2
		– MTN Network Solutions (Pty) Limited	**47,5**	–
		– I-Net Bridge (Pty) Limited	**51,1**	39,1
		The following amounts are included in the Group's financial statements as a result of the proportionate consolidation of the joint ventures above:	**Rm**	Rm
		Current assets	**245,0**	142,8
		Non-current assets	**749,8**	422,3
		Current liabilities	**(242,1)**	(115,6)
		Non-current liabilities	**(286,7)**	(152,9)
		Income	**804,2**	471,6
		Expenses	**(653,3)**	(419,8)
		Goodwill amortisation	**(3,4)**	(0,7)
		Exceptional items	**0,6**	–
		51. Related party transactions		
		51.1 Directors' remuneration		
		Remuneration paid to directors during the year was as follows:		
0,7	**1,0**	**Non-executive directors**		
0,2	**0,5**	Fees		
0,5	**0,5**	Other services		
19,2	**27,4**	**Executive directors**		
8,3	**9,3**	Salaries		
7,9	**15,3**	Bonuses and performance related payments		
0,8	**0,9**	Retirement and medical benefits		
2,2	**1,9**	Other benefits		
19,9	**28,4**	**Total directors' remuneration**		
(19,7)	**(28,1)**	Paid by subsidiaries		
0,2	**0,3**			

The remuneration of directors is decided by the various Group remuneration committees having regard to comparable market information.

For further details refer to the Report on Directors' Emoluments (pages 28 to 30 of the annual report).

Company 2001 Rm	Company 2002 Rm		Group 2002 Rm	Group 2001 Rm
		51. Related party transactions (continued)		
		51.2 Other transactions with directors		
		Investments in companies in which directors are shareholders		
		Preference shares:		
–	–	51 Harrow Road Sandhurst (Proprietary) Limited	**4,0**	4,0
–	–	I Charnley – Dainfern (Proprietary) Limited	**3,9**	3,9
–	–	Modise Hospitality – Dainfern (Proprietary) Limited	**2,4**	2,4
–	–	Modise Hospitality – Atlantic Beach (Proprietary) Limited	**2,4**	2,4
–	–	Bunker Hills Investment (Proprietary) Limited	**1,2**	1,2
–	–		**13,9**	13,9
–	–	Preference dividends received from the above investments	**0,4**	0,3

Subsequent to year end, the preference shares relating to 51 Harrow Road Sandhurst (Proprietary) Limited, I Charnley – Dainfern (Proprietary) Limited – Modise Hospitality – Atlantic Beach (Proprietary) Limited and Bunker Hills Investment (Proprietary) Limited, were fully redeemed. The remaining preference share investment is in the process of being redeemed.

51.3 Suncoast Casino and Entertainment World

Investec Bank Limited ("Investec") has agreed to provide certain facilities to Tsogo Sun KwaZulu-Natal ("Tsogo") subject to various levels of support from South African Breweries (SA) ("SAB") and Johnnic:

•R600,0 million as a bridging finance facility to fund the equity commitments of the shareholders to Suncoast Casino and Entertainment World, for a period of up to four years. This facility is guaranteed by SAB 60% (R360,0 million) and Johnnic 40% (R240,0 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into Tsogo.

•R600,0 million as a senior debt facility to fund various assets of Suncoast Casino and Entertainment World. SAB and Johnnic are in the process of finalising a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of Tsogo, the sponsors will, in the ratio of 60:40, at their election, either assume the obligations of Tsogo in respect of the senior debt facility or pay Investec any shortfall in the repayment of the debt owing by Tsogo to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of Tsogo's assets.

51.4 Other related party transactions

The Company and its subsidiaries, in the normal course of business, enter into various transactions with Johnnic Communications Limited and M-Cell Limited and their subsidiaries. These transactions are concluded at arm's length and have been eliminated on consolidation. The material transactions are as follows:

Company 2001 Rm	Company 2002 Rm	
		Income statement
(77,6)	**(0,1)**	Interest received
0,6	**4,8**	Interest paid
19,3	**11,8**	Management fee paid
50,3	**(8,1)**	Net exchange (gains) losses on foreign loans
(32,7)	–	Underwriting fee income received
		Balance sheet
53,5	**(5,3)**	Intercompany loans

52. Post balance sheet events

52.1 Disposal of remaining MIH Limited shares

Johnnic disposed of its remaining 1 555 125 shares in MIH Limited for a total consideration of R65,0 million.

52.2 Unwinding of Special Purpose Vehicles ("SPVs")

The SPVs created 3 years ago to fund black empowerment groups that bought shares in M-Cell were unwound. The total proceeds received, including proceeds on the realisation of the investment in Sedgebrooke Investments (Proprietary) Limited, amounted to R220,6 million. The contingent liability, valued at R400,0 million at balance sheet date was eliminated.

52.3 Proposed disposal of 34% interest in Durban Add-Ventures Limited

The Company's wholly owned subsidiary The Millennium Casino Limited ("Millennium") has concluded a shareholders agreement with Sego Investments (Proprietary) Limited ("Sego") whereby Sego will acquire a 34% interest in its subsidiary Durban Add-Ventures Limited which in turn holds a 40% interest in Tsogo Sun KwaZulu Natal (Proprietary) Limited ("Tsogo"). The agreement provides inter alia that Sego will take over 34% of the approximately R37,0 million costs already incurred by Millennium and a similar percentage of Millennium's obligations for the funding of Tsogo. The sale is conditional on the approval by the KwaZulu-Natal Gambling Board of the transaction for which application is currently being made.

52.4 Disposal of 30% shareholding in MTN Cameroon

Subsequent to year end, on 12 April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon. The Group's financial position has not been significantly affected by this transaction.

52.5 Encumbrance of assets in MTN Nigeria

In terms of a commercial paper facility entered into by MTN Nigeria, MTN Mauritius pledged its shares in MTN Nigeria as security.

Subsequent to year end, MTN Nigeria drew down US$55 million on certain facilities (totalling US$170 million) which raised encumbrances on shares and subordinated equity loans held in the subsidiary.

52.6 CNA group exposure

M-Cell released a cautionary announcement on 31 July 2002 relating to the Group's potential exposure arising out of transactions between M-Tel, MTN and the CNA group ("CNA"). Should CNA be placed in final liquidation, the Group will have certain exposures. The directors are seeking legal advice, including the advice of senior legal counsel, on the Group's potential exposure to CNA and will continue to take the appropriate steps to mitigate such exposure. Since the date of the cautionary announcement, no further developments have occurred which would enable the Group to provide further detailed disclosure of any potential financial impact. The exposure of the media and entertainment businesses to the CNA group is either immaterial or has been insured against. The media and entertainment businesses are monitoring the impact of the potential closure of this distribution channel on their businesses.

53. Transfer pricing

In terms of the transfer pricing provisions contained in Section 31 of the Income Tax Act, 58 of 1962 ("the Act") where a taxpayer supplies financial services to a connected person who is a non-South African resident, interest should be charged on an arm's length basis. The Group has consistently taken the view, based on advice from its consultants, that the provisions of Section 31 should not apply in respect of the loan element of Shareholder Equity Funding to its African subsidiaries and joint ventures. The South African Revenue Services ("SARS") has requested further particulars on this matter and the relevant subsidiary has responded appropriately with its rationale for the approach adopted. The Group and its professional advisors continue to believe in the soundness of the approach adopted and accordingly consider that there is no justification to raise a provision for any potential liability in this matter. In the unlikely event of this decision proving incorrect, the Group's total exposure for taxation on this issue could be in the region of R202,0 million for the two financial years ended 31 March 2001 and 2002.

54. Classification of Mobile Telephone Networks International (Mauritius) Limited ("MTNI") as a foreign entity

Mobile Telephone Networks International (Mauritius) Limited ("MTNI") has been accounted for, on consolidation, as a foreign entity, i.e. a foreign operation that is not integral to those of the reporting enterprise. The distinction between accounting for MTNI as a foreign entity as compared to an integral foreign operation is however judgemental as MTNI has characteristics of both a foreign entity and an integral foreign operation.

A conclusion was reached that MTNI met the criteria as defined in AC 112, "The effect of foreign exchange rates" paragraph 26 resulting in the accounting treatment for foreign entities being adopted. This conclusion is premised on the following facts:

- AC 112's criteria relate mainly to operating companies, which it is not.
- MTNI is managed in substance as an autonomous entity.
- The cash flows and risks of MTNI are considered to be insulated from the rest of the Group.
- MTNI could not easily be collapsed and integrated into the rest of the Group without a major restructuring process.

MTNI's investments into its African investments are classified as foreign entities in terms of AC 112. If MTNI had been classified as an integral foreign operation, the effect on the income statement would have been the recognition of a translation loss amounting to R614,0 million (debit), with an equivalent increase in the foreign currency translation reserve (credit).

Annexure 1

Name of investment	Company Book value of shares 2002 Rm	Company Book value of shares 2001 Rm	Group Book value of shares 2002 Rm	Group Book value of shares 2001 Rm	Group Market value/ directors' valuation 2002 Rm
LISTED INVESTMENTS					
Africa Media Entertainment Limited	–	–	**0,1**	0,1	**0,1**
Total listed investments	–	–	**0,1**	0,1	**0,1**
UNLISTED INVESTMENTS					
Sedgebrooke Investments (Proprietary) Limited	**135,1**	135,1	**135,1**	135,1	**220,6**
Durban Add-Ventures Limited	**30,9**	–	**31,5**	0,6	**31,5**
Securitisation deposit	–	–	–	4,0	–
Swaziland Telecoms project	–	–	–	2,0	–
Preference shares:					
– 51 Harrow Road Sandhurst (Proprietary) Limited*	–	–	**4,0**	4,0	**4,0**
– Bunker Hills Investment (Proprietary) Limited*	–	–	**1,2**	1,2	**1,2**
– I Charnley – Dainfern (Proprietary) Limited*	–	–	**3,9**	3,9	**3,9**
– Modise Hospitality – Dainfern (Proprietary) Limited*	–	–	**2,4**	2,4	**2,4**
– Modise Hospitality – Atlantic Beach (Proprietary) Limited*	–	–	**2,4**	2,4	**2,4**
Isivuno Investments (Proprietary) Limited	–	–	**3,6**	3,6	**3,6**
Other	**0,2**	0,2	**4,3**	1,7	**4,3**
Total unlisted investments	**166,2**	135,3	**188,4**	160,9	**273,9**
Total investments	**166,2**	135,3	**188,5**	161,0	**274,0**

*Preference shares with an effective rate of 13%.

Subsequent to year end, the preference shares relating to 51 Harrow Road Sandhurst (Proprietary) Limited, Bunker Hills Investment (Proprietary) Limited, I Charnley – Dainfern (Proprietary) Limited and Modise Hospitality – Atlantic Beach (Proprietary) Limited, were fully redeemed.

The remaining preference share investment is in the process of being redeemed.

Interests in Major Subsidiaries

for the year ended 31 March 2002

Annexure 2

Subsidiaries in which Johnnic Holdings Limited has a direct and indirect interest	Principal activity	Place of incorporation	Issued ordinary share capital 2002 Rm	Issued ordinary share capital 2001 Rm
Listed				
Johnnic Communications Limited	Investment holding	South Africa	**10,4**	10,4
M-Cell Limited	Investment holding	South Africa	**0,1**	0,1
Total listed subsidiaries				
Unlisted				
Gallagher Estate Holdings Limited	Exhibition centre	South Africa	**19,3**	19,3
Johnnic Entertainment Limited	Entertainment and retail stores	South Africa	**3,9**	3,9
Johnnic e-Ventures Limited	E-Commerce	South Africa	**0,2**	0,2
Johnnic (IOM) Limited	Investment holding	Isle of Man	*	*
Johnnic Publishing Limited	Newspaper and magazine publishers	South Africa	**0,1**	0,1
Johnnies Strategic Investment Holdings Limited	Investment holding	South Africa	*	*
Lennings Limited	Investment holding	South Africa	**7,0**	7,0
Mobile Telephone Networks Holdings (Proprietary) Limited	Investment holding	South Africa	**5,1**	5,1
Mobile Telephone Networks (Proprietary) Limited	Network operator	South Africa	*	*
Mobile Telephone Networks Africa (Proprietary) Limited	Investment holding	South Africa	*	*
Mobile Telephone Networks International Limited (Mauritius)	Investment holding	Mauritius	*	*
MTN Cameroon Limited	Network operator	Cameroon	**2,0**	2,0
MTN Nigeria Limited	Network operator	Nigeria	*	*
MTN Insurance (Proprietary) Limited	Insurance company	South Africa	*	*
M-Tel (Proprietary) Limited	Service provider	South Africa	*	*
M-Tel Insurance (Proprietary) Limited	Insurance company	South Africa	*	*
Orbicom (Proprietary) Limited	Satellite telecommunications	South Africa	*	*
Other				
Total unlisted subsidiaries				
Total book value of subsidiaries				

* Less than R100 000

This annexure discloses interests in subsidiaries material to the financial position of the holding company.

A full list of subsidiaries is available to shareholders on request, at the registered office of Johnnic Holdings Limited.

BOOK VALUE OF HOLDING COMPANY INTEREST

Effective % interest in issued ordinary share capital		Shares		Indebtedness	
2002	2001	**2002 Rm**	2001 Rm	**2002 Rm**	2001 Rm
62,5	62,5	**126,9**	126,9	–	–
37,5	37,8	**2 425,3**	–	–	–
		2 552,2	126,9	–	–
100,0	100,0	–	–	**(51,4)**	75,0
62,5	62,5	–	–	–	50,3
62,5	62,5	–	–	–	–
100,0	100,0	**172,7**	172,7	**(400,8)**	(1 250,9)
62,5	62,5	–	–	–	–
100,0	100,0	**0,1**	0,1	**1 358,0**	1 670,6
100,0	100,0	**30,8**	30,8	–	(152,0)
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
29,1	35,5	–	–	–	–
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
37,5	37,8	–	–	–	–
		–	0,2	**(8,4)**	67,2
		203,6	203,8	**897,4**	460,2
		2 755,8	330,7	**897,4**	460,2

Annexure 3

Details of the Group's associated companies at 31 March 2002 are as follows:

Name	Principal activity	Place of incorporation	Financial year end
Listed			
CTP Holdings Limited	Printing and packaging	South Africa	June
Electronic Media Network Limited	Subscription television service	South Africa	March
SuperSport International Holdings Limited	Scheduler of sports and sports related television programming	South Africa	March
Sweets from Heaven Holdings Limited	Confectionery retailer	South Africa	June
Total listed associated companies			
Unlisted			
Afmed (Pty) Limited	Investment holding	South Africa	June
Allied Media Distributors (Pty) Limited	Distributor of publications	South Africa	December
Allied Publishing Limited	Distributor of publications	South Africa	December
Banner News Agency (Pty) Limited	Property investment	South Africa	December
Cell Place (Pty) Limited	Cellular dealership	South Africa	March
Cellular Calls (Pty) Limited	Cellular dealership	South Africa	March
Display Books (Pty) Limited	Entertainment	South Africa	March
I-Talk Cellular (Pty) Limited	Cellular service provider	South Africa	February
Leaf Wireless (Pty) Limited	Cellular dealership	South Africa	March
Magic Company (Pty) Limited	Entertainment arcade developer	South Africa	July
MNH Holdings (Pty) Limited	Investment holding	South Africa	March
MTN Publicom Limited	Payphone services	Uganda	March
New Bucks Holdings Limited (trading as "eBucks")	Internet exchange	South Africa	March
P.A. Gallo (Pty) Limited#	Specialist distributor	South Africa	February
Random House (Pty) Limited	Book publisher	South Africa	June
Riverbend Learning Systems (Pty) Limited (trading as "eDegree")	Distance learning	South Africa	March
The Newspaper Printing Company	Printing	South Africa	December
TicketWeb (Pty) Limited	Online ticket sales	South Africa	March
TradeWorld (Pty) Limited	Online trade platform	South Africa	March
Transaction Management Services Limited	Satellite communications	Ghana	March
Total unlisted associated companies			
Total book value of associated companies			

In the current financial year, the remaining 65% shareholding was acquired. The investment is now wholly owned and consolidated.

Effective % interest in issued ordinary share capital		Group book value of shares		Group loans		Group share of post-acquisition reserves	
2002	2001	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
27,6	27,6	75,1	75,1	–	–	379,0	344,2
16,3	15,4	11,6	11,6	–	–	(1,1)	(1,0)
16,3	15,4	7,2	7,2	–	–	(1,8)	(1,9)
16,7	16,7	–	–	–	–	–	–
		93,9	93,9	–	–	376,1	341,3
31,2	31,2	2,7	2,7	–	–	233,0	211,8
18,7	18,7	–	–	0,3	0,3	0,5	0,4
20,6	20,6	–	–	0,7	0,6	0,6	0,5
17,9	17,9	–	–	0,2	0,3	–	–
13,1	13,2	–	–	–	–	–	–
9,8	9,8	–	0,3	–	–	–	–
31,2	31,2	–	–	1,0	1,0	(0,7)	(0,7)
15,4	15,5	6,3	–	4,4	3,0	2,7	0,3
13,5	–	15,0	–	–	–	–	–
17,0	17,0	10,4	20,3	4,7	4,9	(1,8)	2,3
29,7	29,7	233,0	233,0	–	–	(72,5)	(71,6)
16,9	17,0	–	–	2,6	2,4	0,3	(0,7)
17,5	17,5	4,0	4,0	12,0	12,0	(11,6)	(1,5)
–	21,9	–	0,8	–	–	–	1,1
15,6	15,6	0,3	0,3	–	0,1	2,4	1,4
34,3	31,2	15,5	6,4	0,7	–	(1,4)	–
21,9	21,9	–	–	25,8	25,4	–	–
–	26,6	–	1,7	–	0,6	–	(0,9)
12,5	12,5	3,3	0,9	6,2	0,6	(2,9)	(0,8)
8,8	8,5	1,4	–	3,2	–	(0,3)	–
		291,9	270,4	61,8	51,2	148,3	141,6
		385,8	364,3	61,8	51,2	524,4	482,9

Annexure 4

	Telecom-munications Rm	Media Rm	Entertainment Rm	Digital media Rm	Total 2002 Rm	Total 2001 Rm
ASSETS AND LIABILITIES						
Property, plant and equipment	16,3	336,4	67,8	3,1	**423,6**	408,6
Intangible assets	12,8	–	–	–	**12,8**	–
Investments and long term receivables	9,6	27,6	116,5	120,2	**273,9**	220,7
Current assets	24,2	818,8	351,1	4,3	**1 198,4**	959,8
Total assets	62,9	1 182,8	535,4	127,6	**1 908,7**	1 589,1
Minority interests	–	174,8	–	–	**174,8**	164,1
Long term borrowings	14,7	3,9	20,6	20,3	**59,5**	25,2
Deferred taxation	–	37,3	65,3	0,2	**102,8**	67,2
Current liabilities	37,8	273,5	261,9	92,8	**666,0**	484,4
Total liabilities	52,5	489,5	347,8	113,3	**1 003,1**	740,9
Attributable net asset value	10,4	693,3	187,6	14,3	**905,6**	848,2
Premium on acquisition	6,3	4,0	–	–	**10,3**	–
Indebtedness	22,2	28,4	4,7	0,8	**56,1**	50,2
Book value	38,9	725,7	192,3	15,1	**972,0**	898,4
INCOME STATEMENT						
Revenue	10,0	1 196,9	568,1	24,0	**1 799,0**	1 670,6
Profit (loss) before taxation and exceptional items	(5,5)	149,8	60,6	(5,3)	**199,6**	173,6
Exceptional items	–	9,6	–	(0,4)	**9,2**	1,4
Profit (loss) before taxation	(5,5)	159,4	60,6	(5,7)	**208,8**	175,0
Taxation	–	(47,3)	(23,2)	0,3	**(70,2)**	(53,5)
Profit (loss) after taxation	(5,5)	112,1	37,4	(5,4)	**138,6**	121,5
Minority interests	–	(23,0)	–	–	**(23,0)**	(17,9)
Net profit (loss) for the year	(5,5)	89,1	37,4	(5,4)	**115,6**	103,6

Annexure 5 Johnnic Share Option Scheme	2002 Directors	Employees and others(1)	Total	2001 Directors	Employees and others(1)	Total
Outstanding at 1 April	**1 114 420**	**570 476**	**1 684 896**	1 124 420	927 046	2 051 466
Allocations	**124 800**	–	**124 800**	–	–	–
Exercised	–	**(55 530)**	**(55 530)**	(10 000)	(338 490)	(348 490)
Lapsed	–	**(7 880)**	**(7 880)**	–	(18 080)	(18 080)
Outstanding at 31 March	**1 239 220**	**507 066**	**1 746 286**	1 114 420	570 476	1 684 896
Share options allocated during the year	**124 800**	–	**124 800**			
Expiry date	**2 011**	–	**2 011**			
Allocation price per share (R)	**45,05**	–	**45,05**			
Aggregate proceeds if shares are issued (Rm)	**5,6**	–	**5,6**			
Number of shares exercised	–	**55 530**	**55 530**	10 000	338 490	348 490
Allocation price per share (R)	–	**20,09 – 40,00**	**20,09 – 40,00**	54,00	16,51 – 82,50	16,51 – 82,50
Exercise price per share (R)	–	**41,50 – 58,00**	**41,50 – 58,00**	106,80	61,00 – 115,00	61,00 – 115,00
Aggregate issue proceeds (Rm)	–	**1,3**	**1,3**	0,5	10,8	11,3

(1) Consists of employees of the Company and employees of Anglo American Platinum Corporation Limited and JCI Limited, who received share options prior to the restructuring of Johannesburg Consolidated Investment Company, Limited.

Terms of the options outstanding at 31 March	**Allocation Price R**	**31 March 2002 Number**	31 March 2001 Number
Expiry date			
31 March 2002	20,09 – 23,02	–	35 819
31 March 2003	20,41 – 27,15	**97 500**	112 611
31 March 2005	37,57 – 46,04	**82 892**	88 892
31 March 2006	37,50 – 43,75	**64 060**	64 060
31 March 2007	51,25	**39 000**	39 000
31 March 2008	51,80 – 60,50	**110 214**	110 994
31 March 2009	25,50	**131 720**	131 720
31 March 2010	39,00 –100,00	**1 096 100**	1 101 800
31 March 2011	45,05	**124 800**	–
		1 746 286	1 684 896

Options are exercisable as follows:

20% – 2 years after allocation
40% – 3 years after allocation
60% – 4 years after allocation
100% – 5 years after allocation

Subject to certain circumstances, which include, inter alia, the retrenchment or death of a participant, each option granted will remain in force for a period of ten years from the date of the granting of such option. Where employees retire, options vest on date of retirement.

Notice of Annual General Meeting

Johnnic Holdings Limited
Incorporated in the Republic of South Africa
(Registration number 1889/000429/06)
("the Company")

Notice is hereby given that the annual general meeting of members of the Company will be held in Gallagher 1 auditorium, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng on Tuesday, 29 October 2002 at 09h00, for the following purposes:

Ordinary business

1. To receive, consider and adopt the annual financial statements for the year ended 31 March 2002 of the Company and the Group, together with the report of the auditors.

2. To elect Messrs CB Brayshaw, PM Jenkins, PF Nhleko and TRA Oliphant as directors who retire by rotation at this meeting in terms of Article 83 of the articles of association and, being eligible, offer themselves for re-election.

3. To elect Messrs SW Moutloatse and ME Ramano as directors of the Company.

4. To transact any other business capable of being transacted at an annual general meeting.

Special business

In addition, shareholders will be requested to consider, and if deemed fit, to pass the following special and ordinary resolutions with or without amendment:

Ordinary resolution number 1

"RESOLVE THAT all the unissued ordinary shares of 10 cents each in the share capital of the Company be placed at the disposal and under the control of the directors, and that the directors be and are hereby authorised and empowered to allot, issue and otherwise to dispose of such shares to such person or persons on such terms and conditions and at such times as the directors may from time to time at their discretion deem fit, subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973), as amended, and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") ("JSE listings requirements")."

Ordinary resolution number 2

"RESOLVE THAT the pre-emptive rights, to which ordinary shareholders may be entitled in terms of the JSE listings requirements to participate in any future issues of new ordinary shares for cash which may be made by the Company subsequent to the date of passing this resolution be and are hereby waived subject to the following conditions:

1. That shares to be issued for cash be of a class already in issue and be issued to public shareholders as defined in the JSE listings requirements and not to related parties;

2. That where the Company, subsequent to the passing of this resolution, issues shares representing, on a cumulative basis within a financial year, 5% or more of the number of shares in issue prior to such issue, a press announcement giving full details of the issue, including the effect of the issue on net asset value and earnings per ordinary share, will be made at the time the said percentage is reached or exceeded;

3. The general issues of shares for cash in the aggregate in any one financial year may not exceed 15% of the Company's issued share capital of that class;

4. That the maximum discount at which the shares will be issued for cash will be 10% of the weighted average traded price of those shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company and where the shares have not traded in such 30 (thirty) business day period, the JSE should be consulted for a ruling; and

5. That the approval for the waiver of the pre-emptive rights will be valid until the earlier of the next annual general meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing this resolution."

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Special resolution number 1

Preamble

For the purposes hereof "Group" shall bear the meaning assigned to it by the JSE listings requirements.

The board of directors of the Company has considered the impact of a repurchase of 20% of the Company's shares, being the maximum permissible under a general authority in terms of the JSE listings requirements, and is of the opinion that such repurchase will not result in:

- the Company and the Group in the ordinary course of business being unable to pay its debts for a period of 12 (twelve) months after the date of this notice of annual general meeting;

- the liabilities of the Company and the Group exceeding or being equal to the assets of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting, calculated in accordance with the accounting policies used in the audited financial statements of the Group for the year ended 31 March 2002;

- the ordinary capital and reserves of the Company and the Group for a period of 12 (twelve) months after the date of the notice of annual general meeting being insufficient; and

- the working capital of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient.

"RESOLVE THAT the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of sections 85 and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended, and in terms of the JSE listings requirements, being that:

- any such repurchase of shares shall be implemented on the open market of the JSE;

- the general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;

- when the Company has cumulatively repurchased 3% of the number of a class of its shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08h30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the requirements of the JSE listings requirements;

- that any repurchase by the Company of its own shares shall not, in aggregate in any one financial year exceed 40% of the Company's issued share capital of that class, provided that any general repurchase shall not exceed 20% of the Company's issued share capital of that class in any one financial year; and
- repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed."

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary, a general approval in terms of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act"), for the acquisition of shares of the Company. Such general authority will provide the board with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. This general approval shall be valid until the earlier of the next annual general meeting of the Company, or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing this special resolution."

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Special resolution number 2
"RESOLVE THAT the articles of association of the Company be and are hereby amended by the following new article 149 after article 148:

'COMMUNICATION BY ELECTRONIC MEDIUM

- **149(a)**
  Notwithstanding anything to the contrary contained in these articles, but subject to the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"):
- **149(a)(i)**
  the Company may send (which, for the purposes of this article 149, includes serving, giving, delivering and the like) shareholder information to members by electronic medium provided that:
- **149(a)(i)(1)**
  sending by electronic medium may only be effected to members who have consented in writing, in such form as has been approved by the JSE, to the sending of such shareholder information by electronic medium and such consent has not been withdrawn; and:
- **149(a)(i)(2)**
  the directors have approved the method by which and the electronic medium through which such sending of shareholder information is to be effected;
- **149(a)(ii)**
  if the directors so authorise, members may deposit forms of proxy with the Company by electronic medium provided that the directors have approved the method by which and the electronic medium through which forms of proxy may be so deposited.
- **149(b)**
  For the purposes of this Article 149:
- **149(b)(i)**
  "electronic medium" means a method of electronic communication which includes, but is not limited to, facsimile, electronic data message (including, but not limited to, email), bulletin board, internet website, CD ROM and computer network;
- **149(b)(ii)**
  "shareholder information" includes, but is not limited to, notices (including, but not limited to, notices of general meetings and annual general meetings of the Company, dividend notices and interest notices), forms of proxy, circulars to shareholders (including, but not limited to, circulars required in terms of the Listings Requirements of the JSE), listings particulars, annual financial statements, group annual financial statements, group reports, annual reports and interim reports, and any other document which is determined by the directors to be shareholder information;
- **149(b)(iii)**
  shareholder information sent by electronic medium to members shall be deemed to have been received on the day on which such shareholder information was sent by the Company;
- **149(b)(iv)**
  a form of proxy sent by electronic medium shall be deemed to constitute an instrument of proxy for the purposes of these articles and shall be deemed to comply with such provisions of these articles as may require signature of instruments of proxy;
- **149(b)(v)**
  the reference to "in writing" in article 2 shall include shareholder information produced or communicated by electronic medium;
- **149(b)(vi)**
  the reference to "under the hand of the person" in article 66 shall include the sending of forms of proxy by electronic medium;
- **149(b)(vii)**
  the references to "deposited" in article 69 and "lodge" in article 70(a) in respect of the instruments appointing a proxy, shall include the depositing and lodging of forms of proxy, by electronic medium;
- **149(b)(viii)**
  Article 131 shall not apply to shareholder information sent by electronic medium. For the purposes of this article 149, shareholder information sent by electronic medium shall be sent to each member at the address notified in writing by the member to the Company for this purpose;
- **149(b)(ix)**
  the references to "by post" in articles 134 and 136 shall include the sending of shareholder information by electronic medium.'"
  and
- the deletion of the word and number "Article 97" in the first line of article 83 and the replacement therewith of the word and numbers "Articles 86 and 97".

The reasons for and effect of Special Resolution 2 are to amend the Company's articles of association to permit the sending of notices, Company information (including annual financial statements, group annual financial statements and group reports) and forms of proxy to members electronically and to allow members to deposit forms of proxy electronically, and, for this purpose, to make consequential amendments to other provisions in the articles of association which deal with writing, depositing, lodging, posting and the like in relation to the sending of such information and the depositing of forms of proxy. The effect of this resolution will be to allow the Company to send notices, company information and forms of proxy electronically.

A copy of the existing memorandum and articles of the Company may be inspected at the registered office of the Company, Gallagher Estate, 19 Richards Drive, Midrand Gauteng, during normal business hours on any weekday (Saturdays, Sundays and official public holidays excluded) up to and including 29 October 2002.

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

Ordinary resolution number 3
"RESOLVE THAT the annual remuneration of the directors of the Company be fixed at the rate of R50,000 per annum as a director and that the chairman, in addition to the remuneration of R50,000 per annum as a director, shall be paid a further sum at the rate of R25,000 per annum effectively from the year ending 31 March 2003."

Ordinary resolution number 4
"RESOLVE THAT, the Johnnic Share Incentive Scheme, as tabled at the general meeting and initialled by the Chairman for purposes of identification, be and is hereby approved and adopted by the Company."

The salient features of the Johnnic Share Incentive Scheme are set out on page 87 of this annual report.

Ordinary resolution number 5
"RESOLVE THAT, any one director of the Company or the Company Secretary be and is hereby authorised to do all such things as are necessary and to sign all such documents issued by the Company so as to give effect to special resolution numbers 1 and 2 and ordinary resolution numbers 1, 2, 3 and 4."

Voting
Each ordinary shareholder entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in his stead.

Proxies
All beneficial owners of ordinary shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have elected to dematerialise their shares in "own name" registrations, and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the Company or its transfer secretaries of this instruction not less than 48 hours before the time appointed for the holding of the meeting.

Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with the Company's transfer secretaries or at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting.

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares in "own name" registrations must lodge their completed proxy forms with the Company's transfer secretaries or at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting.

By order of the board

Michael RD Boyns
Company Secretary
25 September 2002

Business address and registered office
Gallagher Estate, 19 Richards Drive, Midrand, Gauteng, 1685
(P O Box 231, Johannesburg, 2000)

Transfer secretaries
Computershare Investor Services Limited
1st Floor, Edura House, 41 Fox Street, Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)

London secretaries
JCI (London) Limited
6 St James Place, London, SW1A 1NP, England

London registrars
Capita IRG plc
Balfour House, 390-398 High Road, Ilford, Essex,
IG1 1NQ, England

Salient features of the Johnnic Share Incentive Scheme ("the Scheme")

The purpose of the Scheme is to provide certain full-time employees of the Company and any of its subsidiaries, including directors holding full-time salaried employment of the Company and any of its subsidiaries, with a further incentive to advance the Company's interests.

The scheme incorporates the Johnnic Share Purchase Trust ("the trust"). The trust will be administered by three trustees.

The scheme makes provision for the offering of shares ("scheme shares") to participants and/or the granting of options to participants to purchase or subscribe for shares in the Company ("options") and/or the offering of allocation shares ("allocation shares") to participants.

The total number of shares or options which may be allocated for purposes of the scheme shall not exceed shares which will represent 10% of the total issued ordinary share capital of the Company from time to time and each participant may not acquire shares and/or options and/or allocation shares which would amount in aggregate to more than 0,30434% of the issued share capital of the Company. The Company presently has a total of 164 287 306 ordinary shares of 10 cents each in issue.

The trust will be funded out of its own resources, if any, and/or loans to be made by employers of participants in accordance with the provisions of section 38(2) of the Companies Act, 1973, as amended.

Scheme shares

The purchase price for scheme shares is the price per share payable by a participant which shall be an amount determined as the greater of the closing market price of the shares on the JSE Securities Exchange South Africa ("JSE") on the trading day immediately preceding the date on which the invitation to apply for scheme shares is issued (or if there was no trade on that day, then the last traded price), or the par value of the shares.

The Scheme shares will be pledged to the trust as security for payment of the share debt and fulfilment of the other obligations of the participant under the Scheme. No portion of the share debt may be paid prior to the second anniversary of the date of acceptance by the board of the participant's application for the Scheme shares ("the acceptance date"), and payment may be made for 20% of such shares after each of the second, third and fourth anniversaries and 40% of such shares after the fifth anniversary thereof. The share debt must be paid in full by no later than the tenth anniversary of the acceptance date.

Detailed provisions determine the rights of a participant on termination of employment under various circumstances.

Interest will be charged on the outstanding balance of the share debt from time to time at a rate determined by the board of directors of the Company.

Provisions governing the rights of participants in respect of rights offers, capitalisation issues, sub-divisions, capital repayments and other changes in share capital are contained in the Scheme but no adjustment will be made in respect of capitalisation issues made in lieu of the declaration of a dividend.

Options

A participant may apply for share options entitling the participant to purchase or subscribe for shares in the Company at an amount determined as the greater of the closing price of shares on the JSE on the trading day immediately preceding the date on which the invitation to apply for share options is issued (or if there was no trade on that day, then the last traded price), or the par value of the shares.

No share option may be exercised prior to the second anniversary of the acceptance date relative to such share options. Up to 20% of such options may be exercised after each of the second, third and fourth anniversaries, and a further 40% of the share options may be exercised after the fifth anniversary of the relative acceptance date but no later than the tenth anniversary of that acceptance date, after which such options shall lapse.

Detailed provisions exist governing the rights of participants on termination of employment in certain circumstances.

Allocation shares

The purchase price for allocation shares shall be an amount determined as the greater of the closing price of the shares on the JSE on the trading day immediately preceding the date on which the invitation to apply for allocation shares is issued (or if there was no trade on that day, then the the last traded price), or the par value of the shares.

The participant's obligation to effect payment of the purchase price and right to receive delivery of the allocation shares purchased by him shall, unless otherwise determined by the board, be conditional upon the participant remaining in the employ of the Company. The rights and obligations of the participant as to payment for and delivery of the allocation shares shall become unconditional as to 20% of such allocation shares after each of the second, third and fourth anniversaries thereof and payment may be made for a further 40% of such shares after the fifth anniversary thereof. The right to make payment and receive delivery for the shares shall be made by no later than the tenth anniversary of the acceptance date.

Detailed provisions exist governing the rights of participants on termination of employment in certain circumstances.

The rights of participants in respect of rights issues, capitalisation issues, sub-divisions and other changes to share capital are provided for but no adjustment will be made in respect of capitalisation issues made in lieu of the declaration of a dividend.

The Company shall provide all administrative and other services to the trust and shall be entitled to recover from the trust the cost of doing so and, if the trust has sufficient surplus assets, a reasonable fee. On termination of the trust any surplus assets remaining will be paid over to the Company and any deficit arising shall be borne by the Company.

The Scheme also contains provisions which would enable convertible preference shares or convertible debentures to be utilised for purposes of the scheme instead of ordinary shares. The conversion to alternative methods is at the discretion of the directors.

A copy of the Johnnic Share Incentive Scheme is available for inspection at the Company's registered office, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng during normal business hours on any weekday (Saturdays, Sundays and official public holidays excluded) up to and including 29 October 2002.

EXPLANATORY NOTES TO NOTICE OF ANNUAL GENERAL MEETING

Voting and proxies

1. Every holder of ordinary shares present in person or by proxy at the meeting, or in the case of a body corporate represented at the meeting, shall be entitled to one vote on a show of hands and on a poll shall be entitled to one vote for every share held. Duly completed proxy forms must be returned to the Company's transfer secretaries not less than 48 (forty-eight) hours before the time appointed for holding the meeting. As the meeting is to be held at 09h00 on Tuesday, 29 October 2002, proxy forms must be lodged on or before 09h00 on Friday, 25 October 2002. The names and addresses of the transfer secretaries are given on the back of the proxy forms as well as on page 90 of the annual report.

2. A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and speak and, on a poll, vote in his/her place. A proxy does not have to be a member of the Company. The appointment of a proxy will not preclude the member who appointed that proxy from attending and/or voting at the meeting. A form of proxy for use at the meeting is enclosed herewith.

3. The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form.

4. Dematerialised shareholders who wish to attend the annual general meeting have to contact their Central Securities Depositary Participant ("CSDP") or broker who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and its CSDP or broker.

EXPLANATORY NOTES TO RESOLUTIONS FOR ANNUAL GENERAL MEETING

Receipt, consideration and adoption of the Group and Company annual financial statements for the year ended 31 March 2002

The directors have to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 March 2002, together with the report of the auditors contained in this annual report.

Election of directors by a single resolution

The appointment of two or more directors standing for election or re-election at the annual general meeting may be taken by a single resolution provided a resolution to pass such resolution has first been passed unanimously. This is common corporate practice in South Africa.

Re-election of directors retiring at the annual general meeting

In terms of articles 83 and 84 of the Company's articles of association, one third of the directors who have been longest in office since their last election are required to retire at each annual general meeting and may offer themselves for re-election. Biographical details of the retiring directors offering themselves for re-election are given on page 4 of the annual report.

Confirmation of appointments as directors

Any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, is similarly required to retire in terms of the Company's articles of association, and is eligible for election at the next annual general meeting. Biographical details of the retiring directors offering themselves for election are given on page 4 of the annual report.

Placing of unissued ordinary shares under the control of the directors

and

Ordinary resolution number 1

In terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended ("the Companies Act"), the members of the Company have to approve the placement of the unissued shares under the control of the directors. The existing authority is due to expire at the forthcoming annual general meeting, unless renewed. The authority will be subject to the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE").

The directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future. It also has to be noted that, in terms of the Listings Requirements of the JSE, ordinary resolution number 1 has to be passed by a 75% majority of members present or represented by proxy and entitled to vote at the annual general meeting.

Waiving the pre-emptive rights to which shareholders may be entitled for the issue of shares for cash

and

Ordinary resolution number 2

The pre-emptive rights, to which ordinary shareholder may be entitled, in terms of the Listings Requirements of the JSE to participate in any future issues of new ordinary shares for cash which may be made by the Company can be waived subject to certain conditions as set in ordinary resolution number 2. The existing authority is due to expire at the forthcoming annual general meeting, unless renewed.

The directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future.

General authority for the Company and/or a subsidiary to acquire shares in the Company

and

Special resolution number 1

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary of the Company, approval, in terms of the Companies Act and the JSE, to repurchase the Company's shares should it be in the interests of the Company at any time while the authority exists.

This general approval shall be valid until the earlier of the next annual general meeting of the Company, or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing the special resolution.

A 75% majority of votes cast by members present or represented by proxy and entitled to vote at the annual general meeting will be required to approve this resolution.

Communication by electronic medium

and

Special resolution number 2

The reason for special resolution number 2 is to amend the Company's articles of association to permit the sending of notices, Company information (including annual financial statements, group annual financial statements and group reports) and forms of proxy to members electronically and to allow members to deposit forms of proxy electronically. The effect of the resolution will be to allow the Company to send notices, Company information and forms of proxy electronically.

A 75% majority of votes cast by members present or represented by proxy and entitled to vote at the annual general meeting will be required to approve this resolution.

Remuneration of directors
and
Ordinary resolution number 3
In terms of article 72(b) of the Company's articles of association, the directors shall be entitled to such remuneration as may be determined in general meeting. Full particulars of all fees and remuneration paid to directors for the year ended 31 March 2002 is set out in the Report on Corporate Governance on pages 26 and 27 of the annual report.

It is proposed that the fees for non-executive directors for the year ending 31 March 2003 be fixed at R50 000 per annum as a director and that the non-executive chairman, in addition to the remuneration of R50 000 per annum as a director, be paid a further sum at the rate of R25 000 per annum.

Amendments to the Johnnic Share Incentive Scheme
and
Ordinary resolution number 4
The reason for ordinary resolution number 4 is to amend the rules of the Johnnic Share Incentive Scheme ("the Scheme"). Details of the proposed amendments to the Scheme are set out below the notice of annual general meeting.


To Pretoria
MIDRAND
N
Olifantsfontein Off-ramp
New Road Off-ramp
Johnnic Blvd
R101
Church
Boulders Shopping Centre
Market
Gallagher Estate
Richards Drive
Gallagher
N1
Old Pretoria Rd
R101
Le Roux Ave
Allandale Off-ramp
Allandale Rd
To Kyalami
To Johannesburg
To Kempton Park

Appendix to the Notice of Annual General Meeting
Important notes about the Annual General Meeting ("AGM")

Date: Tuesday, 29 October 2002, at 09h00.

Venue: Gallagher 1 auditorium, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng.

Time: The AGM will start promptly at 09h00. Shareholders wishing to attend are advised to be in the auditorium not later than 08h45. Gallagher Estate staff will direct shareholders to the AGM. Refreshments will be served after the meeting.

Travel information: The map alongside indicates the location of Gallagher Estate. There is a taxi rank situated just outside Gallagher Estate in Market Street.

Admission: Shareholders and others attending the AGM are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders and proxies may be required to provide proof of identity.

Security: Secured parking is provided at the venue. Mobile telephones should be switched off for the duration of the proceedings.

PLEASE NOTE:

1. **Certificated members**
   Shareholders wishing to attend the AGM have to ensure beforehand with the transfer secretaries of the Company that their shares are in fact registered in their names. Should this not be the case and the shares are registered in any other name or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity. The proxy form contains detailed instructions in this regard.

2. **Uncertificated shareholders**
   Beneficial owners of dematerialised shares who wish to attend the AGM have to request their Central Securities Depository Participant ("CSDP") or broker to provide them with a letter of representation, or instruct their CSDP or broker to vote by proxy on their behalf.

3. **Proxies**
   Certificated shareholders, where applicable, have to ensure that their proxy form reaches one of the addresses as indicated on the reverse side of the attached Proxy Form not later than 09h00 on Friday, 25 October 2002.

4. **Enquiries**
   Any shareholders having difficulties or queries in regard to the AGM or the above are invited to contact the Company Secretary, Mr Michael RD Boyns on +27 (0) 11 266 3100 or the Company's information agent service provider, Georgeson Shareholder Communications on **0800 117 472** or **+27 (0) 11 775 3433** if calling from outside South Africa. Calls may be monitored for quality control purposes.

Administration

Directorate
MC Ramaphosa (Chairman)
JRD Modise (Chief Operating Officer)†
CB Brayshaw
PE Burton
I Charnley†
PM Jenkins†
SW Moutloatse
PF Nhleko†
TRA Oliphant
ME Ramano

Alternates
ZNA Cindi
RK Jackson†
CM Moni
IP Smith
TH Zuma

Company secretary
MRD Boyns* CA(SA)
Gallagher Estate
19 Richards Drive
Midrand, Gauteng
P O Box 231
Johannesburg, 2000

†Executive
*British

Registered office
Gallagher Estate
19 Richards Drive
Midrand, Gauteng
P O Box 231
Johannesburg, 2000

Company registration number
1889/000429/06

Contact details
Telephone
National (011) 266 3100
International +27 11 266 3100

Facsimile
National (011) 266 3120
International +27 11 266 3120

Internet
http://www.johnnic.com

E-Mail
investor_relations@johnnic.co.za

London secretaries
JCI (London) Limited
6 St James Place
London, SW1A 1NP
England

Transfer secretaries
Computershare Investor Services Limited
1st Floor, Edura House
41 Fox Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107

London registrars
Capita IRG plc
Balfour House
390-398 High Road
Ilford, Essex, IG1 1NQ
England

Auditors
Deloitte & Touche
The Woodlands
Woodmead
Private Bag X6
Gallo Manor, 2052

Legal Advisors
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Sandton, 2196
P O Box 61771
Marshalltown, 2107

Sponsoring Brokers
Merrill Lynch South Africa (Pty) Limited
138 West Street
Sandown
Sandton, 2196
P O Box 5591
Johannesburg, 2000

American Depository Receipt (ADR) Program
Cusip number 478058100
ADR to ordinary share: 1:1

Depository
The Bank of New York
22nd Floor,
101 Barclay Street
New York
N.Y. 10286
USA

Information Agent
Georgeson Shareholder Communications SA (Pty) Limited
108 Johan Avenue
Wierda Valley
Sandton, 2196
P O Box 652000
Benmore, 2010

Shareholders' Diary

Financial year end		31 March 2002
Annual general meeting		29 October 2002
Reports		
Preliminary announcement of annual financial results	Published	25 June 2002
Annual financial statements	Posted	25 September 2002
Interim for half-year to September		28 November 2002

Dates are subject to alteration

Form of Proxy

ONLY FOR USE BY REGISTERED MEMBERS
Johnnic Holdings Limited
Incorporated in the Republic of South Africa
(Registration number 1889/000429/06)
("Johnnic" or "the Company")

For the annual general meeting on Tuesday, 29 October 2002

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on a poll and speak in his/her stead. A proxy need not be a member of the Company.

I/We ______________________________ (Name in block letters)

being a member(s) of the Company, and entitled to ______________ votes, do hereby appoint ______________________

of ______________________________ or, failing him/her ______________________________

of ______________________________ or, failing him/her, the chairperson of the meeting, as my/our proxy to represent me/us at the annual general meeting.

		FOR	AGAINST	ABSTAIN
1.	The adoption of the Group annual financial statements for the year ended 31 March 2002			
2.	The re-election of the following directors: CB Brayshaw			
	PM Jenkins			
	PF Nhleko			
	TRA Oliphant			
3	Election as directors of: SW Moutloatse			
	ME Ramano			
4.	Ordinary resolution number 1 To authorise the directors to allot and issue the unissued ordinary shares of 10 cents each			
5.	Ordinary resolution number 2 To waive the pre-emptive rights to which shareholders may be entitled for the issue of shares for cash			
6.	Special resolution number 1 To approve a general authority for the Company and/or a subsidiary to acquire shares in the Company			
7.	Special resolution number 2 To amend the Company's articles of association to allow communication with shareholders by electronic medium			
8.	Ordinary resolution number 3 To approve an increase in directors' annual remuneration effective for the year ending 31 March 2003			
9.	Ordinary resolution number 4 To amend the Johnnic Share Incentive Scheme			
10.	Ordinary resolution number 5 To authorise a Company director or the Company secretary to implement the special and ordinary resolutions.			

Signed at ______________________________ on ______________________________ 2002

Signature of member(s) ______________________ Assisted by (where applicable) ______________________

Notes

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space provided. The person whose name stands first on the proxy form and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. To be effective, completed proxy forms must be lodged with the Company's transfer secretaries in Johannesburg not less than 48 hours before the time appointed for the holding of the meeting, or the offices of the London registrars not less than 48 hours before the time appointed for the holding of the meeting.

3. The completion and lodging of this proxy form will not preclude the relevant ordinary shareholder from attending the annual general meeting and speaking and voting in person thereat instead of the proxy.

4. The chairman of the general meeting may reject or accept any proxy form which is completed and/or received other than in compliance with these notes.

5. Any alteration to this proxy form, other than a deletion of alternatives, must be initialled by the signatories.

6. Documentary evidence establishing the authority of a person signing this proxy form in a representative capacity must be attached to this proxy form unless previously recorded by the company.

7. Where there are joint holders of ordinary shares :
   7.1 any one holder may sign the proxy form; and
   7.2 the vote of the senior ordinary shareholder (for that purpose seniority will be determined by the order in which the names of the ordinary shareholders appear in the Company's register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.

8. All beneficial owners of ordinary shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have elected to dematerialise their shares in "own name" registrations, and all beneficial owners of ordinary shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time to allow the CSDP, broker or nominee to advise the Company or its transfer secretaries of this instruction not less than 48 hours before the time appointed for the holding of the meeting.

9. Should you as the beneficial owner, however, wish to attend the meeting in person, you may do so by requesting your CSDP, broker or nominee to issue you with a letter of representation in terms of the custody agreement entered into with your CSDP, broker or nominee. Letters of representation must be lodged with the Company's transfer secretaries or at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting.

10. Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares in "own name" registrations must lodge their completed proxy forms with the Company's transfer secretaries or at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting.

Office of the South African Registrars
Computershare Investor Services Limited
1st Floor, Edura
41 Fox Street
Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)

Office of the United Kingdom Registrars
Capita IRG plc
Balfour House
390-398 High Road
Ilford, Essex IG1 1NQ
England

johnnic holdings

Johnnic Holdings Limited
Gallagher Estate
19 Richards Drive
Midrand, Gauteng
PO Box 231
Johannesburg 2000

Tel: +27 11 266-3100
Fax: +27 11 266-3120

http://www.johnnic.com

email: investor_relations@johnnic.co.za

This annual report is printed
on paper made from totally
chlorine free pulp.

16417|Citigate